As filed with the Securities and Exchange Commission on May 8, 2008	Registration No. 333-130380

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO
FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PUDA COAL, INC.
(Exact name of registrant as specified in its charter)

FLORIDA	2800	65-1129912
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification Number)

426 Xuefu Street, Taiyuan, Shanxi Province, The People’s Republic of China

011 86 351 228 1302
(Address and telephone number of principal executive offices and place of business)

(Name, address and telephone of agent for service)

Corporation Service Company
1201 Hays Street
Tallahassee, Florida 32301
800 833-9848

Copies to:

Stephen M. Davis, Esq.
Heller Ehrman LLP
Times Square Tower, 7 Times Square
New York, NY 10036
212-847-8798

Approximate date of proposed sale to the public: From time to time after the effective date of this post-effective amendment No. 1 to registration statement.

If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer," "accelerated filer,” and "smaller reporting company" in Rule 12b-2 of the Exchange

Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐

(Do not check if a smaller reporting company)

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 is being filed to update the Registration Statement to include the audited consolidated financial statements of the Registrant for the year ended December 31, 2007 and to update certain other information in the Registration Statement.

All applicable registration fees were paid at the time of the initial filing of the Registration Statement, which was initially filed on Form SB-2.

The information in this prospectus is not complete and may be changed. The Selling Security Holders will not sell these securities until after the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 8, 2008

PUDA COAL, INC.

29,551,660 shares of Common Stock

This prospectus relates to the offer for sale of up to 29,551,660 shares of our common stock by certain existing holders of the securities, referred to as Selling Security Holders throughout this document. Each of the Selling Security Holders will receive all of the net proceeds from the sale of shares by that shareholder. We will not receive any of the proceeds of this offering.

The common stock is traded in the over-the-counter market and prices are quoted on the NASD Over-The-Counter Bulletin Board under the symbol “PUDC.OB.” On April 30, 2008, the last reported bid price was $0.52. Except under certain circumstances, the Selling Security Holders may sell the shares in one or more transactions from time to time in the over-the-counter market at market prices prevailing at the time of sale or in private transactions at privately negotiated prices determined at the time of sale.

Investing in our stock involves substantial risks. See “Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is           , 2008

TABLE OF CONTENTS

PROSPECTUS SUMMARY		1
RISK FACTORS		6
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS		16
USE OF PROCEEDS		18
MARKET PRICE OF COMMON EQUITY AND RELATED STOCKHOLDER MATTERS		18
DIVIDEND POLICY		19
DILUTION		19
SELECTED CONSOLIDATED FINANCIAL DATA		19
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS		21
BUSINESS		33
MANAGEMENT		46
EXECUTIVE COMPENSATION		47
TRANSACTIONS WITH RELATED PERSONS AND CERTAIN CONTROL PERSONS		52
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT		56
SELLING SECURITY HOLDERS		56
DESCRIPTION OF CAPITAL STOCK		63
IMPORTANT UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS		63
PLAN OF DISTRIBUTION		66
LEGAL MATTERS		68
EXPERTS		68
WHERE YOU CAN FIND ADDITIONAL INFORMATION		68
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS		F-1
PART II – INFORMATION NOT REQUIRED IN PROSPECTUS		69
Item 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION	69
Item 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS	69
Item 15.	RECENT SALES OF UNREGISTERED SECURITIES	70
Item 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES	74
Item 17.	UNDERTAKINGS	77
SIGNATURES		78
EXHIBIT INDEX		79

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

PROSPECTUS SUMMARY

This summary highlights information found elsewhere in this Prospectus. Accordingly, it does not contain all of the information which may be important to you. Prospective purchasers should read the following summary carefully in conjunction with the more detailed information appearing elsewhere in this Prospectus concerning the Company and the Securities being offered, including our financial statements and related notes and the information under “Risk Factors.” As used herein, references to “we”, “our”, “us”, the “Company” and “Puda” refer to Puda Coal, Inc., its subsidiaries and Shanxi Puda Coal Group Co., Inc., a company it controls through 90% indirect equity ownership.

Overview

We are a supplier of high-grade metallurgical coking coal to the industrial sector in the People’s Republic of China (the “PRC” or “China”). We clean raw coking coal sourced from third-party coal mines primarily located in Shanxi Province of China. Our processed coking coal is primarily purchased by coke and steel producers for the purpose of making the coke required for the steel manufacturing process. Our operations are conducted exclusively by an entity in China, Shanxi Coal, which we control through 90% indirect equity ownership.

Our company has an offshore holding structure commonly used by foreign investors with operations in China. The registrant, Puda Coal, Inc. (“Puda”) is a Florida corporation which directly owns 100% of the outstanding capital stock of Puda Investment Holding Limited (“BVI”), an International Business Company incorporated in the British Virgin Islands; BVI directly owns 100% of the outstanding capital stock of Taiyuan Putai Business Consulting Co., Ltd. (now known as Shanxi Putai Resources Limited, referred to hereinafter as “Putai”), a wholly foreign-owned enterprise established under the laws of the PRC. Putai directly owns 90% of the registered capital of Shanxi Puda Coal Group Co., Ltd. (“Shanxi Coal”), a PRC limited liability company.

Our operations are conducted exclusively through Shanxi Coal. Puda did not have a direct equity interest in Shanxi Coal until November 8, 2007, when Puda, through its indirect wholly owned subsidiary, Putai, acquired 90% of the total registered capital of Shanxi Coal. Prior to that, Shanxi Coal was wholly owned by our Chief Executive Officer, Ming Zhao (80%) and his brother Yao Zhao (20%), who is a manager of the coal washing plants of Shanxi Coal. Both Ming Zhao and Yao Zhao are PRC citizens. At that time, although we did not have a direct equity interest in Shanxi Coal, through a series of operating, consulting and licensing agreements among Putai, Shanxi Coal, Ming Zhao and Yao Zhao (“Operating Agreements”), we managed and controlled the operations of Shanxi Coal and received all of the economic benefits of Shanxi Coal and bore all of the risks derived from Shanxi Coal’s operations. Through the Operating Agreements, Putai was entitled to receive 100% of the net income of Shanxi Coal, and Putai guaranteed the performance of all contracts, agreements and transactions executed by Shanxi Coal and related to Shanxi Coal’s business. The Operating Agreements consisted of the (i) Exclusive Consulting Agreement, (ii) Operating Agreement, (iii) Technology License Agreement, and (iv) Exclusive Option Agreement. These agreements were filed with the SEC on July 18, 2005 as exhibits to a Form 8-K and are incorporated by reference as exhibits to the registration statement in which the prospectus is included. Under the Exclusive Consulting Agreement, our wholly-owned subsidiary in China, Putai received 30% of Shanxi Coal’s net income for each fiscal year. Any intellectual property developed under this arrangement became the property of Putai. Under the Operating Agreement, Putai received 50% of Shanxi Coal’s net income for each fiscal year. Under the Technology License Agreement, Putai received 20% of Shanxi Coal’s net income for each fiscal year. In the Operating Agreements, net income was calculated in accordance with U.S. GAAP based on Shanxi Coal’s financial statements.

On September 13, 2007, Putai exercised its option to acquire capital stock of Shanxi Coal and entered into a Share Transfer Agreement with the owners of Shanxi Coal, the Zhao brothers, to acquire 90% of the total registered capital of Shanxi Coal and to terminate the Operating Agreements entered into on June 24, 2005 among Putai, Shanxi Coal and the owners of Shanxi Coal. On November 8, 2007 upon the receipt of an approval of the acquisition from the Chinese government, the acquisition became effective and Putai became a 90% owner of Shanxi Coal. The Operating Agreements were terminated on the same date.

Ming Zhao and Yao Zhao are brothers and significant shareholders of Puda. As of December 31, 2007, Ming Zhao owned approximately 50.45% and Yao Zhao owned approximately 12.61% of the total outstanding shares of common stock of Puda and assuming conversion of all outstanding convertible notes and exercise of all outstanding warrants, the underlying shares of which are being registered hereunder (the “Conversion”), they would own approximately 42.12% and 10.53% of the total outstanding shares of common stock, respectively.

The following chart depicts our organizational structure as of December 31, 2007:

Although we did not own any equity interest in Shanxi Coal before November 8, 2007, under accounting principles generally accepted in the United States of America, or U.S. GAAP, Shanxi Coal was included in our consolidated financial statements because our contractual arrangements with Shanxi Coal provided us with the risks and rewards associated with equity ownership and granted us control over it. Each of the individual owners of Shanxi Coal authorized Putai to vote at any meeting or action of the owners of Shanxi Coal and to act as the representative for such owners in all matters respecting Shanxi Coal. The authorization was terminated upon Putai’s acquisition of 90% of the total registered capital of Shanxi Coal on November 8, 2007.

Through our operation and control of Shanxi Coal, we clean raw coking coal which Shanxi Coal purchases from third party coal mines in Shanxi Province. Shanxi Coal markets the cleaned, high grade coking coal to coke and steel makers in its geographic market. Our current primary geographic markets include:

•	Shanxi Province

•	Inner Mongolia Autonomous Region

•	Hebei Province

•	Beijing

•	Tianjin

We focus on value-added coal washing processes and specialize in providing the high quality, cleaned coking coal, which is the quality level required to produce steel. The demand for the form of high quality coking coal which we produce through our operation of Shanxi Coal is primarily driven by China’s industrial expansion and advancement, which depends on the availability of large amounts of steel for building infrastructure. Shanxi Coal is not a coal mining operation and it does not own any coal mines.

We are supplied raw coking coal by a number of mines in Liulin County, as well as other mines in Shanxi Province. The high quality raw coking coal we need to source and process to meet the quality level required by steel makers is more difficult to access in China than medium and low quality raw coal, which is a commodity and more readily available. Our primary supplier of high quality raw coking coal is Liulin Jucai Coal Industry Co. Ltd. (“Jucai Coal”), a coal mine that is currently owned 75% by Yao Zhao, Ming Zhao’s brother and a manager of the coal washing plants of Shanxi Coal, who owns approximately 12.61% of the total outstanding shares of common stock of Puda (10.53% after the Conversion). In addition to us, Jucai Coal also supplies high-grade coal to other unrelated persons; however, we have a preferred supply arrangement with Jucai Coal. Pursuant to a supply agreement with Jucai Coal, Jucai Coal gives us priority over Jucai Coal’s other customers to purchase its high grade metallurgical coking coal. Furthermore, under the terms of the agreement, we receive a discount of approximately $3.70 to $6.17 (RMB30 to RMB50) per metric ton (MT) of coal from the price Jucai Coal charges to its other customers. Furthermore, Jucai Coal is required to maintain the quality of the coking coal at high quality which requires that such coking coal shall have a maximum 0.6% sulfur content, maximum 4% internal ash content, and external ash content of less than 10%. This preferred supply agreement expires by its terms on November 17, 2015. The agreement may be automatically extended for another 10 years, if one party sends a written notification to the other party at least 6 months before the expiration of the agreement, unless the notified party rejects extension by a written reply with 60 days. The agreement may be terminated before the expiration date if both parties agree to terminate.

Pursuant to this supply agreement, Jucai Coal supplies us with high quality raw coking coal, and as a result, we believe that we should have access to sufficient high-quality coking coal to meet our needs, even as we increase our coal washing capacity. In 2005 we purchased approximately 135,273.4 MT of raw coal from Jucai Coal or approximately 13.7% of our total purchased raw coal. In 2006 we purchased approximately 375,177.50 MT of raw coal from Jucai Coal or 15.3% of our purchased raw coal. In 2007 we purchased approximately 343,758 MT of raw coal from Jucai Coal or 10.9% of our total purchase of coal. If Jucai Coal were unable to supply us with sufficient amounts of high quality raw coking coal, we would have to find other top quality coking coal suppliers in reasonable proximity to our cleaning facilities, which may be a challenge. In the event top quality raw coking coal is not available or is available in reduced quantities, we may incur additional processing costs and suffer reduced processing yield if we are forced to substitute a lower grade coal, both of which will adversely impact our profitability.

We also source raw coking coal from two major coal mines located in Liulin County near our cleaning facilities. These mines produce quality coking coal, although not at the quality level that Jucai Coal produces. These suppliers provide raw coking coal with maximum 0.6% sulfur content, 7% internal ash content, and 12 to 14% external ash content.

In addition, we have access to quality raw coking coal through Puda Resources Group Co., Ltd. (“Resources Group”), which is also controlled by Ming Zhao (80% equity ownership interest) and by Yao Zhao (10% equity ownership interest). Resources Group has raw coking coal available from Miao Wan Coal Mine located in Liulin County and Zhongyang Coal Mine located in Zhongyang County, Shanxi Province. These two mines produce raw coking coal with maximum 0.6% sulfur content, 7% internal ash content, and 12 to 14% external ash content.

To produce consistent quality clean coking coal meeting steel makers’ specifications (less than 9.5% external ash content and 0.6% maximum sulfur content), Shanxi Coal mixes about 55% to 60% of high quality raw coking coal by weight with 40% to 45% lower quality raw coking coal by weight. Although the supply of high quality raw coking coal is limited even in Shanxi Province, we have direct access to an adequate supply of this high quality raw coking coal through (i) Jucai Coal, (ii) Miao Wan Coal Mine and Zhongyang Coal Mine and (iii) Liujiazhuang Coal Mine and Liulin Dadongzhuang Coal Mine. Meanwhile, the lower quality raw coking coal is available in more supply and is less difficult to source. Shanxi Coal, our operating company, has over 10 years of experience in sourcing and mixing different quality of raw coals. Since 1995, Shanxi Coal has processed about 3 million MTs of different quality raw coals and we believe that because of this experience we can produce the optimum raw coking coal mix which typically results in lower effective cost per MT of raw coking coal blended input. An optimum raw coal blend input also is a primary determinate in achieving high processing yield. Processing yield is measured by the MT of cleaned coking coal produced per MT of raw coal blend inputs. A lower quality raw coal blend input will generally reduce the yield. We are typically able to achieve a yield of approximately 0.70 MT of cleaned coal per 1 MT of raw coal. This yield is expected to increase as a result of the new equipment we have in our new cleaning facilities, all of which are fully operational, although there can be no assurance that we will be able to achieve such yield in the future.

Prior to the acquisition of our two new coal washing facilities, which we acquired in late 2005, we had an annual cleaned coal washing capacity of 500,000 MT. With the acquisition of the two new facilities and the assets exchange for a larger Lingshi plant in June 2007, we significantly increased our coal washing capacity to 3.5 million MT.

The Shanxi Liulin Jucai Plant, which Shanxi Coal leased from Jucai Coal, had an annual capacity of 100,000 MT. The lease for the Shanxi Liulin Jucai Plant expired on December 31, 2005 and was not renewed. The Shanxi Liulin Dongqiang Plant, which Shanxi Coal owned and continued to operate until June 2006 when this plant was exchanged for a larger plant located in Lingshi County, had an annual capacity of 400,000 MT.

The significant increase in our coal cleaning capacity was through the acquisition of a new facility adjacent to the formerly leased Shanxi Liulin Jucai Plant (the “New Shanxi Liulin Jucai Plant”) which has an annual capacity of 1.1 million MT, and the acquisition of a new facility and related land use rights in Zhongyang County, Shanxi Province (the “New Zhongyang Plant”) which has an annual capacity of 1.2 million MT. Both new plants are fully operational. The New Shanxi Liulin Jucai Plant and the New Zhongyang Plant were both acquired from Resources Group in 2005. In addition, we purchased the new Lingshi plant facility with an annual coal washing capacity of 1.2 million MT through an asset exchange with Lingshi Jinliao Coal & Chemical Co. Ltd. on June 22, 2007, in which transaction we transferred to Lingshi Jinliao Coal & Chemical Co. Ltd. all the assets of a coal washing plant of Shanxi Coal located in Liulin County, Shanxi Province and also paid it RMB $45.5 million (approximately $5.9 million).

With our significant expansion of coking coal cleaning capacity, we believe that we should be positioned to participate in the early stages of China’s modernization of the coal, coking and steel making industries. At this time, Shanxi provincial authorities are not approving the licensing of new mines that produce less than 300,000 MT output per year, are closing mines that produce less than 90,000 MT per year and are consolidating existing mines with outputs between 300,000 MT and 900,000 MT into larger mines, in an effort to streamline Shanxi Province’s coal mining and processing facilities around fewer and larger operations for safety and environmental reasons, as well as industry economics. By acquiring modern facilities and adhering to Shanxi Province’s emissions standards, we have adopted a business strategy that we believe should fit the industry’s development path and should make us a leader in Shanxi Province’s coal industry.

With the additional cleaning capacity and the anticipated increased annual production of high quality coking coal from Jucai Coal and other mines owned by companies controlled by Ming Zhao and Yao Zhao, we expect to achieve continued growth in our business.

Our Company did not become engaged in the coal washing business until July of 2005. Effective July 15, 2005, we closed an Exchange Agreement (“Exchange Agreement”) with Putai, Shanxi Coal, BVI, and the members of BVI, which consisted of Ming Zhao, Yao Zhao and Worldwide Gateway Co., Ltd, which is a Hong Kong-based financial consulting company and acted as our financial advisor and helped us complete the reverse merger into a publicly-traded SEC reporting company, which took place in connection with the closing of the Exchange Agreement. In contemplation of the transactions under the Exchange Agreement, Putai was formed by BVI as a wholly foreign owned enterprise registered under the laws of the PRC and Putai and Shanxi Coal entered into the Operating Agreements. At the closing, pursuant to the terms of the Exchange Agreement, we acquired all of the outstanding capital stock and ownership interests of BVI from the BVI Members, and the BVI Members contributed all of their ownership interests in BVI to us. In exchange, we issued to the BVI Members (Ming Zhao, Yao Zhao and Worldwide Gateway Co., Ltd.), 1,000,000 shares of our Series A Convertible Preferred Stock, par value $0.01 per share, which were convertible into 678,500,000 shares of our common stock. At the closing, BVI became our wholly-owned subsidiary. Each Preferred Share was convertible into 678.5 shares of our common stock. The Preferred Shares immediately and automatically converted into shares of our common stock upon the effective date of our 1-for-10 reverse stock split, which occurred on September 8, 2005. Giving effect to the close of the Exchange Agreement, the conversion of the Preferred Shares and the reverse stock split, Ming Zhao, Yao Zhao and Worldwide Gateway Co., Ltd. held respectively 53,100,000, 13,275,000 and 1,475,000 shares of our common stock after the exchange.

It was only in connection with the closing of the Exchange Agreement that we gained operating control over Shanxi Coal. Shanxi Coal was owned and operated by the Zhao brothers prior to our entering into the Operating Agreements. Before the closing of the Exchange Agreement, we were known as the Purezza Group, Inc., a publicly-traded SEC reporting company traded on OTCBB, and were originally formed to market Phoslock, a patented product to remove phosphorus and other oxyanions in natural and industrial waters and wastewater streams. On April 23, 2004, we transferred all of our assets including cash on hand, the Phoslock product line, and all of our rights under a license agreement for the use of the Phoslock product line, to Purezza Marketing, Inc. We had no operations from that date until the closing of the Exchange Agreement.

The information regarding the coal washing operations of Shanxi Coal prior to July 15, 2005 set forth herein relates to the operations of Shanxi Coal prior to our acquiring operational control of Shanxi Coal through the Operating Agreements.

Industry and Competitive Factors

Other industry and competitive factors which we believe will be critical to achieving our growth strategy include:

•
We are a Large Volume Supplier of Coking Coal in China’s Top Coal Province. We currently have an annual coal washing capacity of 3.5 million MT. All three of our new coal cleaning facilities have become operational. As such a large volume supplier, we expect to continue to enjoy certain advantages as we believe our primary customer base of coke and steel makers will continue to focus on suppliers that can deliver large volume, consistently high quality coking coal.

•
Access to High Quality Raw Coking Coal. We have access to the high quality raw coking coal in Liulin County - an area famed as China’s “King of Coal”, which has high processing yield and low processing cost. Jucai Coal is giving us priority over its other customers and has agreed to supply us with our entire high quality raw coking coal requirements.

•
Low Cost Producer. We believe we have a competitive advantage over our competitors because of our processing know-how and experience, modern facilities, operating efficiencies, and our strategic location in Shanxi Province’s Liulin County. Our new cleaning facilities are projected to increase the amount of cleaned coking coal produced per MT of raw coking coal input, although there can be no assurance that we will be able to achieve such production capacity in the future.

•
Rapid Market Growth. Demand for consistent quality cleaned coking coal is tied to the demand for steel. China’s steel production has continued to grow significantly (up 28% in 2005 over 2004, 19.7% in 2006 over 2005 and 15% in 2007 over 2006. Steel is a key component of the rail systems, bridges, ports, airports, construction projects and car production that are spearheading China’s economic growth. Shanxi Province alone includes independent coke producers that supply 50% of China’s coke and 80% of China’s exported coke. With rail line access to Shanxi Province, Inner Mongolia Autonomous Region, Hebei Province, Beijing and Tianjin, we can readily serve China’s growing appetite for steel production among our long-standing customers - mostly, coking companies that supply the steel mills and steel mills with their own coking facilities.

As a result of several material weaknesses, our management concluded that we have failed to maintain an effective system of internal control over financial reporting and we may not be able to accurately report our financial results. We have also concluded that our disclosure controls and procedures were not effective. For a discussion of these material weaknesses and our failures to maintain controls, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Controls and Procedures.”

RISK FACTORS

We are subject to a number of risks, including those enumerated below. An investment in our common stock is speculative and involves a high degree of risk. You should carefully consider the following important risks and uncertainties in connection with any investment in our common stock. If any of the following risks actually occur, our business, financial condition or results of operations, and cash flows would likely suffer significantly. In any of those cases, the value of our common stock could decline significantly, and you may lose all or part of your investment.

Risks Relating to Our Business

We are primarily a holding company and depend on distributions from our subsidiaries to meet our financial obligations.

Our company has an offshore holding structure commonly used by foreign investors with operations in China. We are a corporation which owns BVI, and BVI owns Putai. Our operations are conducted exclusively through Shanxi Coal, in which we indirectly own 90% of the equity interest. The operations of Shanxi Coal are our sole source of revenue. We have no operations independent of those of Putai and its subsidiaries. As a result, we are dependent upon the performance of Putai and its subsidiaries and will be subject to the financial, business and other factors affecting such subsidiaries as well as general economic and financial conditions. As substantially all of our operations are conducted through our subsidiaries, we are dependent on the cash flows of our subsidiaries to meet our obligations and the ability of Shanxi Coal and our other subsidiaries to pay dividends or make other distributions, which may be limited.

Because virtually all of our assets are held by our operating subsidiaries, the claims of our shareholders will be structurally subordinate to all existing and future liabilities and obligations, and trade payables of such subsidiaries. In the event of a bankruptcy, liquidation or reorganization of the Company, our assets and those of our subsidiaries’ will be available to satisfy the claims of our shareholders only after all of Putai’s and its subsidiaries’ liabilities and obligations have been paid in full.

We rely on a few major customers and the loss of one of these customers could adversely affect our revenues.

A significant portion of our sales are dependent on a few major customers and the loss of, or significant reduction in, purchases by some or all of those largest customers could adversely affect our revenues. In 2005, a total of 55.5% of our sales in U.S. dollars were to our top five major customers, Baotou Steel Group (15.2%), Liulin Coal Cleaning Plant (12.8%), Liulin Jinmei Corp. (9.6%), Jiangsu Yueda (9.3%) and Xiaoyi Jinyan Electricity (8.6%). In 2006, a total of 52.0% of our sales in U.S. dollars were to our top five major customers, Baotou Steel Group (19.9%), Xuanhua Steel Group (9.6%), Wulin Coke (8.6%), Liulin Coal Cleaning Plant (7.2%) and Liulin Jinmei Coal (6.7%). In 2007, a total of 41.5% of our sales in U.S. dollars were to our top five major customers, Baotou Steel Group (13.1%), Xuanhua Steel Group (9.5%), Wulin Coke (7.2%), Liulin Coal Cleaning Plant (5.9%) and Xiaoyi Jinyan Electricity (5.8%). Our ability to conclude favorable terms of sale with our major customers may be substantially impaired by our reliance on these major customers. Given the large percentage of revenues derived from the sale of cleaned coking coal to these customers, any adverse developments in their respective operations or their needs for large volumes of high-quality coking coal could have an adverse impact on our results of operations. Our coal sales contracts with our customers are generally for one-year terms, which may be renewed at the end of the term for an additional one year. These agreements may not be renewed or extended and those customers may not continue to purchase cleaned coking coal from us. If purchases from these customers are significantly reduced or not renewed, our financial condition and results of operations could suffer materially.

Our future operating results may be affected by fluctuations in raw material prices. We may not be able to pass on cost increases to customers.

Our operating profits may be negatively affected by fluctuations in the price of raw coking coal. We are subject to short-term coal price volatility and may be forced to purchase raw coking coal at higher prices and may be unable to pass the cost increase of raw coal on to customers. This may adversely affect gross margins and profitability. Our sales agreements with customers generally contain provisions that permit the parties to adjust the contract price of the cleaned coking coal upward or downward at specified times. For example, we may adjust these contract prices because of increases or decreases in the price of raw coal from our mining suppliers, general inflation or deflation, or changes in the cost of producing raw or cleaned coking coal caused by such things as changes in taxes, fees, royalties or the laws regulating the mining, production, sale or use of coal. However, if we fail to agree on a price with our customer under these provisions, many agreements permit customers to terminate the contract or refuse to buy all of the quantities contracted for. Market prices for raw coking coal generally increased in most regions in China in 2005. In 2006, the price of raw coking coal rose slightly in the first two quarters and then remained steady in the last two quarters. In 2007, the price of raw coking coal rose slightly from 2006. We are not able to fully pass these cost increases on to our customers and may not be able to do so with any future increases in the cost of raw materials. Top quality raw coking coal is critical to our maintaining operating efficiencies and delivering cleaned coal to our customers which meets their specifications. Since top quality raw coking coal is more limited in supply, its price tends to be more volatile. A general rise in coking coal prices also may adversely affect the price of, and demand for, coke and products made with coke such as pig iron, steel and concrete. This may in turn lead to a fall in demand for our products.

The demand for our product is cyclical and is affected by industrial economic conditions. Downturns in the economy may reduce demand for our product and our revenues could decline.

Because we do not export our product out of China, our business and operating results are primarily dependent upon China’s domestic demand for cleaned coking coal. However, because the domestic demand for coal in China is impacted by the international demand for coal, we are also susceptible to fluctuations in the international markets. The domestic and international coking coal markets are cyclical and exhibit fluctuation in supply and demand from year to year and are subject to numerous factors beyond our control, including, but not limited to, the economic conditions in China, the global economic conditions and fluctuations in industries with high demand for coal, such as the steel and power industries. A significant decline in domestic demand, export demand or excess supply for cleaned coking coal may have a material adverse effect on our business, results of operations and our growth strategy.

 In addition, nearly all of our sales are concentrated in the central and northern area of China. Accordingly, we are susceptible to fluctuations in business caused by adverse economic conditions in those regions. Difficult economic conditions in other geographic areas into which we may expand may also adversely affect our business, operations and finances.

If any of Shanxi Coal’s coal sales agreements terminates or expires, our revenues and operating profits could suffer.

A substantial portion of our sales are made under coal sales agreements, which are important to the stability and profitability of our operations. It is common business practice in China that coal purchase and sale agreements are signed for one year terms, with annual renewals. This practice makes it difficult for us to forecast long-term purchase and sale quantities and can negatively affect our ability to manage inventory. These agreements may expire or be terminated. Coal sales agreements also typically contain force majeure provisions allowing temporary suspension of performance by us or the customer during the duration of specified events beyond the control of the affected party. Moreover, even if sales agreements are in force, buyers are generally not obligated to take the quantities specified in the contracts.

Increases in transportation costs could make our operations less competitive and result in the loss of customers.

Coal producers and processors depend upon rail, barge, trucking, overland conveyor and other systems to deliver coal to markets. While our customers typically arrange and pay for transportation of cleaned coking coal from our facilities to the point of use, any disruption of these transportation services because of weather-related problems, strikes, lock-outs or other events could temporarily impair our ability to supply coal to customers and thus could adversely affect our results of operations. For example, the high volume of raw coal shipped from all Shanxi Province mines could create temporary congestion on the rail systems servicing that region. If transportation for our cleaned coking coal becomes unavailable or uneconomic for our customers, our ability to sell cleaned coking coal could suffer. Transportation costs can represent a significant portion of the total cost of cleaned coal. Since our customers typically pay that cost, it is a critical factor in a distant customer’s purchasing decision. If transportation costs from our facilities to the customer’s are not competitive, the customer may elect to purchase from another company. Moreover, certain coal sales agreements permit the customer to terminate the contract if the cost of transportation increases by specified amounts in any given 12-month period.

We rely on a few major suppliers and the loss of one of these suppliers could adversely affect our revenues.

In 2005, 2006 and 2007, with our effort to diversify supply, only four of thirteen, one of sixteen and one of eighteen suppliers, respectively, provided 10% or more of our total raw coal purchases in tonnage. Jucai Coal, the coal mine owned 75% by Yao Zhao, supplies us with top quality coking coal. Jucai Coal also sells top quality coking coal to other customers. Jucai Coal sold approximately 38%, 33% and 17% of its top quality raw coal production in 2007, 2006 and 2005, respectively, to us at discounted prices. In 2005 we purchased approximately 13.7% of our raw coal from Jucai Coal and in 2006 we purchased 375,177.50 MT, raw coal from Jucai Coal, which represented approximately 15.3% of our total raw coal purchases in tonnage in 2006. In 2007, we purchased 343,758.10 MT raw coal from Jucai Coal, which represented approximately 11.5% of our total raw coal purchases in tonnage in 2007. Jucai Coal is an important source of top quality coking coal to Shanxi Coal. If for any reason, Jucai Coal is unable to supply its top quality coking coal to us in sufficient quantities or to provide coal supply to us under terms comparable to the current terms, our business will be adversely affected, as there are very few large top quality coking coal suppliers in reasonable proximity to our cleaning facilities. Because of our relationship with Jucai Coal, other top quality coking coal suppliers may be unwilling to supply us. In the event top quality raw coking coal is not available or is available in reduced quantities, we may incur additional processing costs, may suffer reduced processing yield if we are forced to substitute a lower grade coal and may not have sufficient supply for our existing or newly acquired coal cleaning facility, all of which will adversely impact our profitability. In addition, we may not be able to acquire lower grade coal at all. The Shanxi provincial authorities have recently instituted a program to streamline the Province’s coal mining and processing facilities. Mines where we obtain coal could be shut down. Further, the closing of other mines is likely to increase demand on those remaining open, potentially creating shortages and driving up prices, all of which could adversely affect our bottom line.

We may not be able to meet quality specifications required by our customers or continue to produce optimum raw coking coal and as a result could incur economic penalties or cancelled agreements which would reduce our sales and profitability.

Most of our coal sales agreements contain provisions requiring us to deliver coking coal meeting quality thresholds for certain characteristics such as BTUs, sulfur content, ash content, grindability and ash fusion temperature. If we are not able to meet these specifications, because, for example, we are not able to source coal of the proper quality, we may incur economic penalties, including price adjustments, the rejection of deliveries or termination of the contracts. Also, if we cannot continue to produce the optimum raw coking coal mix which typically results in lower effective cost per MT of raw coking coal blended input, our ability to serve our customers’ needs may be materially adversely affected, we may lose our customers and our market position and our capability to participate in China’s growth, if any, will be materially harmed.

Our business is highly competitive and increased competition could reduce our sales, earnings and profitability.

The coal crushing, washing and processing business is highly competitive in China and we face substantial competition in connection with the marketing and sale of our products. Most of our competitors are well established, have greater financial, marketing, personnel and other resources, have been in business for longer periods of time than we have, and have products that have gained wide customer acceptance in the marketplace. The greater financial resources of our competitors will permit them to implement extensive marketing and promotional programs. We could fail to expand our market share, and could fail to maintain our current share.

Increased competition could also result in overcapacity in the Chinese coal industry in general. The coal industry in China has experienced overcapacity in the past. During the mid-1970s and early 1980s, a growing coal market and increased demand for coal in China attracted new investors to the coal industry, spurred the development of new mines and resulted in added production capacity throughout the industry, all of which led to increased competition and lower processed coal prices. Similarly, an increase in future processed coal prices could encourage the development of expanded capacity by new or existing coal processors. Any overcapacity could reduce processed coal prices in the future and our profitability would be impaired.

We depend on our senior management team and the loss of any member could adversely affect our operations.

We and our operating company, Shanxi Coal, are highly dependent on the services of Ming Zhao and the loss of his services would have a material and adverse impact on our operations. We are also dependent upon our relationship with other businesses controlled by Ming Zhao and his brother, Yao Zhao. Ming Zhao has been primarily responsible for the development of Shanxi Coal and the development and marketing of our products. None of the executive officers of our companies including Ming Zhao currently have formal employment agreements with Puda or Shanxi Coal. None of our companies have applied for key-man life insurance on the lives of our executives. If we were to lose the services of Ming Zhao, our ability to operate would be impaired.

We do not have any registered patents or other intellectual property and we may not be able to maintain the confidentiality of our processes.

We have no patents covering our cleaning processes and we rely on the confidentiality of our cleaning processes in producing a competitive product. The confidentiality of our know-how may not be maintained and we may lose any meaningful competitive advantage which might arise through our proprietary processes. As a result, our market position may be materially adversely affected.

Our insurance coverage may not be adequate. Any material loss to our properties or assets may have a material adverse effect on our financial condition and operations.

We and our subsidiaries and operating company are insured in amounts that may not adequately cover the risks of our business operations. As a result, any material loss or damage to our properties or other assets, or personal injuries arising from our business operations in excess of our insurance coverage may have a material adverse affect on our financial condition and operations.

Significant assets are subject to a lien held by a company controlled by the Zhaos and their family. If we default on the payment of the obligations secured by the lien we could lose title to assets which are necessary for the operation of our business.

We financed the acquisition of the New Shanxi Liulin Jucai Plant and the New Zhongyang Plant through Resources Group, an entity owned 80% by Ming Zhao, 10% by Yao Zhao, 5% by Xue Ning, Ming Zhao’s wife, and 5% by Xue Yue, a second-generation cousin of Xue Ning, for an aggregate cost of $13 million paid through a 6% secured Facilities Loan amortized over 10 years. The note is secured by the assets purchased. If we default on the loan, the security could be enforced and title to the assets could be lost, having a significant negative impact on our ability to produce our products.

Since the Zhaos are equity owners of Resources Group they may have a conflict of interest with the Company. If the lien is enforced after a default, the secured assets would be transferred to an entity which is owned by them. Ming Zhao and Yao Zhao may have, or may develop in the future, conflicts of interest with us. As the equity owners of 10% of the registered capital of Shanxi Coal, they might personally profit if Shanxi Coal’s benefits of operation are not directed to us. In addition, the loan used to finance our recent facility expansions are held by Resources Group, a company which is owned by the Zhaos and their family. It could be in their economic interest to cause us to default on the payment of the loan with Resources Group since Resources Group could acquire the assets which are subject to the lien as a result of enforcement of the lien after a default. With their combined ownership of us (currently 63.06% and 52.65% upon the Conversion), they can control the actions which we take. Ming Zhao is our CEO and Chairman of the Board. In addition, the Zhao brothers also control the mines from which we get most of our coal. By limiting or eliminating our supply, they could materially adversely impact our production and revenue, which in turn could cause us to default on our loan to Resources Group. See also the risk below, “Our principal stockholders have significant control over the company and may have conflicts of interest with the company.”

Because we are expanding capacity, we may be forced to make sales to customers with inadequate or unknown creditworthiness. We may not be able to collect receivables which are incurred by these customers.

Our ability to receive payment for cleaned coal depends on the continued creditworthiness of our customers. In order to pay our expansion costs, we may be required to make sales to customers who are less creditworthy than our historical customers. Our customer base may change if our sales increase because of our added cleaning capacity. If we are not able to collect our receivables, our profitability will be negatively affected.

We may not be able to integrate our new expanded operations, which may result in diminished capacity and decreased sales revenues.

We have recently significantly expanded our production capacity through the acquisition of three new facilities, the New Shanxi Liulin Jucai Plant, the New Zhongyang Plant and the new Shanxi Lingshi Plant. These facilities have completed testing and are now fully operational. We may not be able to successfully integrate these new operations and capitalize on any of the opportunities from these new facilities. We will be required to add and train personnel, expand management information systems, deal with any engineering and technical problems which may arise and control expenses. We have also incurred new debt of $13 million in the form of a 6% secured loan amortized over 10 years in order to finance the two new facilities. If we do not successfully address our increased management needs or we are otherwise unable to manage growth effectively, our operating results could be materially and adversely affected and our ability to repay the secured loan could be impaired, possibly resulting in a default and a loss of the new facilities, which are pledged as collateral. Additionally, if we cannot effectively utilize the new coal cleaning facilities we acquired, we may not be able to achieve our expected yield or production increase in the future, which will harm the growth of our business. Moreover, we may not be able to sell any or all of the cleaned coal that any newly-constructed capacity could produce, and there is no assurance that we will be able to source sufficient raw coal to allow it to utilize such additional processing capacity.

Terrorist attacks or military conflict could result in disruption of our business.

Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition and results of operations. Our business is affected by general economic conditions, fluctuations in consumer confidence and spending, and market liquidity, which can decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. Future terrorist attacks, rumors or threats of war, actual conflicts involving China or its allies, or military or trade disruptions affecting our customers may materially adversely affect our operations. As a result, there could be delays or losses in transportation and deliveries of processed coal to our customers, decreased sales of coal and extensions of time for payment of accounts receivable from customers. Strategic targets such as energy-related assets may be at greater risk of terrorist attacks than other targets. In addition, disruption or significant increases in energy prices could result in government-imposed price controls. Any, or a combination, of these occurrences could have a material adverse effect on Shanxi Coal’s business, financial condition and results of operations.

Risks Relating to Doing Business in China

Our Chinese operations pose certain risks because of the evolving state of the Chinese economy, political, and legislative and regulatory systems. Changes in the interpretations of existing laws and the enactment of new laws may negatively impact our business and results of operation.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including its levels of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Doing business in China involves various risks including internal and international political risks, evolving national economic policies as well as financial accounting standards, expropriation and the potential for a reversal in economic conditions. Since the late 1970s, the Chinese government has been reforming its economic system. These policies and measures may from time to time be modified or revised. While the Chinese economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. Furthermore, while the Chinese government has implemented various measures to encourage economic development and guide the allocation of resources, some of these measures may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Also, since early 2004, the Chinese government has implemented certain measures to control the pace of economic growth including certain levels of price controls on raw coking coal. Such controls could cause our margins to be decreased. In addition, such measures may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition. Adverse changes in economic policies of the Chinese government or in the laws and regulations, if any, could have a material and adverse effect on the overall economic growth of China, and could adversely affect our business operations.

There are substantial uncertainties regarding the application of Chinese laws, especially with respect to existing and future foreign investments in China. The interpretation and application of existing Chinese laws, regulations and policies, and the stated positions of the Chinese authorities may change and possible new laws, regulations or policies will impact our business and operations. For example, due to the uncertainties surrounding the interpretation of the transfer pricing rules relating to transactions with related persons in China, it is possible that tax authorities in China may challenge the transfer prices that we have used for transactions with related persons among our entities in China in the future. Because of the evolving nature of the law, it will be difficult for us to manage and plan for changes that may arise. Our business is and will continue to be subject to central, provincial, local and municipal regulation and licensing in China. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process. Compliance with foreign country laws and regulations affecting foreign investment, business operations, currency exchange, repatriation of profits, and taxation, will increase the risk of investing in our stock.

We may be forced to incur unanticipated costs because of the unpredictability of the Chinese legal system.

The Chinese legal system has many uncertainties. The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, Chinese legislation and regulations have enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the Chinese legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Our industry is heavily regulated and we may not be able to remain in compliance with all such regulations and we may be required to incur substantial costs in complying with such regulation.

We are subject to extensive regulation by China’s Mining Ministry, and by other provincial, county and local authorities in jurisdictions in which our products are processed or sold, regarding the processing, storage, and distribution of our product. Our processing facilities are subject to periodic inspection by national, province, county and local authorities. We may not be able to comply with current laws and regulations, or any future laws and regulations. To the extent that new regulations are adopted, we will be required to adjust our activities in order to comply with such regulations. We may be required to incur substantial costs in order to comply. Our failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material and adverse effect on our business, operations and finances. Changes in applicable laws and regulations may also have a negative impact on our sales. Certain of our contracts with customers permit the customers to terminate the contract in the event of changes in regulations affecting the industry that increase the price of coal beyond specified limits.

The government regulation of our coal processing operations imposes additional costs on us, and future regulations could increase those costs or limit our ability to crush, clean and process coking coal. China’s central, provincial and local authorities regulate the coal mining industry with respect to matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, the discharge of materials into the environment, surface subsidence from underground mining and the effects that mining has on groundwater quality and availability. We are required to prepare and present to China’s central, provincial and local authorities data pertaining to the effect or impact that any proposed processing of coal may have upon the environment. The costs, liabilities and requirements associated with these regulations may be costly and time-consuming and may delay commencement, expansion or continuation of our coal processing operations. The possibility exists that new legislation and/or regulations and orders may be adopted that may materially and adversely affect our operations, our cost structure and/or our customers’ ability to use coal. New legislation or administrative regulations (or judicial interpretations of existing laws and regulations), including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require us and our customers to change operations significantly or incur increased costs. Certain sales agreements contain provisions that allow a purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser’s plant or results in specified increases in the cost of coal or its use. These factors and legislation, if enacted, could have a material adverse effect on our financial condition and results of operations.

It will be difficult for any shareholder of our company to commence a legal action against our executives. Other than the stock of our subsidiaries, we have no assets in the United States.

We conduct substantially all of our operations through our control of Shanxi Coal. Shanxi Coal and substantially all of Shanxi Coal’s assets are located in Shanxi Province, China. Other than our stock in our direct subsidiary, Puda Investments Holding Limited, an International Business Company incorporated in the British Virgin Islands, we have no assets in the United States. In addition, all of our executive officers and some of our directors reside in China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside of China upon our senior executive officers or some directors, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our Chinese counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgments of courts.

Restrictions on Chinese currency may limit our ability to obtain operating capital and could restrict our ability to move funds out of China and to pay dividends.

The Chinese currency, “Renminbi”, or “RMB”, is not a freely convertible currency, which could limit our ability to obtain sufficient foreign currency to support Shanxi Coal’s business operations in the future and could impair the ability of Shanxi Coal to pay dividends or other distributions to Puda. We rely on the Chinese government’s foreign currency conversion policies, which may change at any time, in regard to our currency exchange needs. Shanxi Coal receives all of its revenues in Renminbi, which is not freely convertible into other foreign currencies. Under our current corporate structure, Puda’s income is derived from payments from Shanxi Coal through Putai and BVI. In China, the government has control over Renminbi reserves through, among other things, direct regulation of the conversion of Renminbi into other foreign currencies and restrictions on foreign imports. Although foreign currencies which are required for “current account” transactions can be bought freely at authorized Chinese banks, the proper procedural requirements prescribed by Chinese law must be met. Current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the Chinese State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks and the purchase of foreign currencies for capital account transactions still requires prior approval of the Chinese government. This type of heavy regulation by the Chinese government of foreign currency exchange restricts certain of our business operations and a change in any of these government policies, or any other, could further negatively impact our operations.

In order to pay dividends to Puda, a conversion of Renminbi into U.S. dollars is required. Under current Chinese law, the conversion of Renminbi into foreign currency generally requires government consent. Government authorities may impose restrictions that could have a negative impact in the future on the conversion process and upon the ability of Shanxi Coal to meet its cash needs, and to pay dividends to Puda. However, Putai is presently classified as a wholly foreign-owned enterprise, or WFOE, in China that has verifiable foreign investment in China, funding having been made through an official Chinese banking channel. Because Putai qualifies for treatment as a WFOE, it can convert Renminbi, declare dividends and its funds can be repatriated to Puda in the United States under current laws and regulations in China, subject to limitations and restrictions imposed by Chinese laws, such as the SAFE notices issued by the State Administration of Foreign Exchange. However, the Chinese laws governing foreign currency exchange are evolving, and changes in such laws or their interpretation or application may adversely affect the ability to convert Renminbi, declare dividends and repatriate funds to the United States. Because our cash flows are dependent on dividend distributions from our subsidiaries in China, we may be restricted from distributing dividends to stockholders if we do not receive distributions of dividends from our subsidiaries.

Our ownership structure is subject to regulatory controls which could cause our subsidiaries to be subject to penalties or which may restrict our ability to repatriate and distribute profits.

The State Administration of Foreign Exchange (“SAFE”) in China issued public Circular No. 75 on October 21, 2005 concerning foreign exchange regulations on financings and returns on investments made by PRC residents through off-shore investment vehicles. The circular went into effect November 1, 2005 and replaces Circular No. 11 issued January 24, 2005 and Circular No. 29 issued April 8, 2005 concerning foreign investment regulations on mergers and acquisitions in China. Circular No. 75 eliminates the requirement under the prior two circulars for the China Ministry of Commerce (“MOFCOM”) to approve offshore investments made by PRC individual residents. This change effectively enables PRC individual residents to set up, control or otherwise invest into China through an offshore vehicle for the purposes of attracting overseas financing and facilitating an offshore public listing or offshore merger and acquisition exit, so long as such individuals comply with the SAFE registration procedures contained in Circular No. 75.

Putai, which is held by an offshore vehicle, BVI, received its SAFE approval prior to the issuance of the initial January 24, 2005 notice. However, Putai has not notified SAFE of the recent ownership changes of BVI in connection with the Exchange Agreement and the reverse merger, which were effective in July 2005. Further, to our knowledge, none of the shareholders of Puda who are Chinese residents has complied with the new SAFE registration requirements under Circular No. 75 with respect to their ownership in an offshore enterprise. Under Circular No. 75, previously established offshore structures for which registrations have not yet been made with SAFE are required to be completed by March 31, 2006. We have not complied with the SAFE No. 75 and is working on the compliance process. Penalties for non-compliance which may be issued by SAFE can impact the PRC resident investors as well as the onshore subsidiary. However, certain matters related to implementation of Circular No. 75 remain unclear or untested. As a result, Putai may be impacted by potential penalties which may be issued by SAFE. For instance, remedial action for violation of the SAFE requirements may be to restrict the ability of Putai to repatriate and distribute its profits to BVI and ultimately, to Puda in the United States. The results of non-compliance are uncertain, and there is no assurance that such penalties and other remedial measures will not have a material adverse impact upon our financial condition and results of operations. In addition, now that Puda recently caused Putai to exercise its option to acquire 90% of the capital stock of Shanxi Coal pursuant to the Exclusive Option Agreement dated June 24, 2005, Puda and the equity owners of Shanxi Coal have not been and may not be able to complete all the necessary filings and obtain the necessary registrations required by Circular No. 75. Although Circular No. 75 has removed the requirement for MOFCOM approval, the burdens that remain under the SAFE registration process may still restrict our ability to control and manage Shanxi Coal and could adversely affect our business and prospects.

We are subject to currency fluctuations from our Chinese operations and fluctuations in the exchange rate may negatively affect our expenses and results of operations, as well as the value of our assets and liabilities.

Effective July 21, 2005, The People’s Bank of China announced that Renminbi exchange rate regime is reformed by moving from a fixed rate of exchange based upon U.S. dollars to a managed floating exchange rate regime based upon market supply and demand of a basket of currencies. As of July 26, 2005, the exchange rate against Renminbi was adjusted to 8.11 Renminbi per U.S. dollar from 8.28 Renminbi per U.S. dollar, which represents an adjustment of approximately two percent. As of December 31, 2007, the last trading day in 2007, Renminbi appreciated to approximately 7.3046 Renminbi per U.S. dollar. It is expected that the revaluation of Renminbi and the exchange rate of Renminbi will continue to change in the future. Fluctuations in the exchange rate between the Chinese RMB and the United States dollar could adversely affect our operating results. Results of Shanxi Coal’s operations are translated at average exchange rates into United States Dollars for purposes of reporting results. As a result, fluctuations in exchange rates may adversely affect our expenses and results of operations as well as the value of our assets and liabilities. Fluctuations may adversely affect the comparability of period-to-period results. We do not use hedging techniques to eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on our operating results and stock prices.

Because our operations are located in China, information about our operations are not readily available from independent third-party sources.

Because our sole operating company, Shanxi Coal, is based in China, shareholders may have greater difficulty in obtaining information about Shanxi Coal on a timely basis than would shareholders of an entirely U.S.-based company. Shanxi Coal’s operations will continue to be conducted in China and shareholders may have difficulty in obtaining information about Shanxi Coal from sources other than Shanxi Coal itself. Information available from newspapers, trade journals, or local, regional or national regulatory agencies such as issuance of construction permits and contract awards for development projects will not be readily available to shareholders. Shareholders will be dependent upon Shanxi Coal’s management for reports of Shanxi Coal’s progress, development, activities and expenditure of proceeds.

Risks Associated with this Offering and Puda’s Common Stock

Our stock is thinly traded and stockholders may not be able to liquidate their investment at all, or may only be able to liquidate the investment at a price less than the company’s value.

Our common stock is very thinly traded, and the price if traded may not reflect the value of our company. Consequently, investors may not be able to liquidate their investment at all, or if they are able to liquidate it may only be at a price that does not reflect the value of the business. Even if a more active market should develop, the price may be highly volatile. Because the price for our stock is low, many brokerage firms may not be willing to effect transactions in the securities. Even if an investor finds a broker willing to effect a transaction in our stock, the combination of brokerage commissions, transfer fees, taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of common stock like ours as collateral for any loans.

We do not qualify or meet the requirements for the listing and/or quotation of our common stock on the NASDAQ Capital Market and the American Stock Exchange. If we determine that we would like to pursue such listing and attempt to meet the listing standards, in order to achieve the minimum required price per share, we would have to effect a reverse stock split which could reduce the overall value of your investment.

Because we are subject to the Penny Stock Rules sale of our stock by investors may be difficult.

We are subject to the SEC’s “penny stock” rules. Penny stocks generally are equity securities with a price of less than $5.00. The penny stock rules require broker-dealers to deliver a standardized risk disclosure document prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to completing the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction, the broker and/or dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. The penny stock rules are burdensome and may reduce purchases of any offerings and reduce the trading activity for our common stock. As long as our common stock is subject to the penny stock rules, the holders of such common stock may find it more difficult to sell their securities.

Our stock prices could decrease if a substantial number of shares are sold under Rule 144.

A substantial majority of Puda’s outstanding shares of common stock are “restricted securities” within the meaning of Rule 144 under the Securities Act. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemption from registration under the Act and as required under applicable state securities laws. The SEC recently amended Rule 144 and, effective February 15, 2008, non-affiliates may sell restricted securities without volume limitations or other requirements after having held the securities for six months. If a substantial number of shares of our stock are sold under the amended Rule 144 or other exemption, it could cause the price our stock to go down. As of March 31, 2008, the number of restricted securities that could be sold in the next 12 months under Rule 144 were (i) 15,281,661 shares of common stock, which includes 4,480,000 common stock issuable upon conversion of our outstanding convertible notes, 10,525,074 shares of common stock (excluding penalty shares issued to investors due to delay in making S-1 effective), and 276,587 penalty shares, (ii) 740,460 shares of common stock issuable upon exercise of the warrants that were issued to placement agent or its employees and have a cashless exercise feature and (iii) assuming all holders of the warrants which do not permit a cashless exercise all exercise their warrants and pay the exercise price in full as of the date of this registration statement, 15,600,000 shares of common stock issued upon the warrant exercise.

Our principal stockholders have the ability to exert significant control in matters requiring stockholder vote and could delay, deter or prevent a change in control of our company.

As of December 31, 2007, Ming Zhao and Yao Zhao own in total approximately 63.06% of our total outstanding common stock and upon the conversion of all of the outstanding convertible notes and the exercise of all of the outstanding warrants the underlying stock of which is being registered in this offering, they will own in total approximately 52.65% of our outstanding stock and, acting together, will be able to exert a significant degree of influence over our management and affairs and all actions requiring stockholder approval, such as the election of directors and approval of significant corporate transactions. In addition, Florida corporate law provides that certain actions may be taken by consent action of stockholders holding a majority of the outstanding shares. In the event that the requisite approval of stockholders is obtained by consent action, without any meeting of stockholders, dissenting or non-participating stockholders generally would be bound by such vote. Through their concentration of voting power, the Zhao brothers could delay, deter or prevent a change in control of our company or other business combinations that might otherwise be beneficial to our other stockholders. Accordingly, this concentration of ownership may harm the market price of our common stock. In addition, the interest of the Zhao brothers may not always coincide with the interest of the Company’s other stockholders. In deciding how to vote on such matters, the Zhao brothers may be influenced by interests that conflict with yours. You should not buy our common stock unless you are willing to entrust all aspects of operational control to Puda’s current management team.

Our principal stockholders have significant control over the company and may have conflicts of interest with the company.

Ming Zhao and Yao Zhao may have, or may develop in the future, conflicts of interest with us. First, the loan used to finance our recent facility expansions is held by Resources Group, a company which is owned by the Zhaos. It could be in their economic interest to cause us to default on the payment of the loan with Resources Group since Resources Group could acquire the assets which are subject to the lien as a result of enforcement of the lien after a default. With their combined ownership of us (63.06%, and 52.65% after the Conversion), they can control the actions which we take. Ming Zhao is our CEO and Chairman of the Board. Second, the Zhao brothers control the mines from which we obtain much of our coal. We currently secure raw coal from local Liulin County coal mines, including Jucai Coal, a coal mine that is 75% owned by Yao Zhao, Mr. Ming Zhao’s brother and a manager of the coal washing plants of Shanxi Coal. By limiting or eliminating our supply, the Zhao brothers, who control our coal mine supplies, could materially adversely impact our production and revenue, which in turn could cause us to default on our loan to Resources Group. In addition, the Zhao Brothers may cause dividends to be declared by Shanxi Coal, in which they own a 10% direct equity interest, even though it would be in the interests of Puda for Shanxi Coal, to reinvest its profits into the business.

The conversion of outstanding derivative securities could cause your ownership in the company to be diluted and may decrease the value of your investment.

Outstanding derivative securities and current and future obligations to issue Puda’s securities to various parties may dilute the value of your investment. As of December 31, 2007, excluding warrants, the underlying shares of which are being registered in this offering, there were 15,000 options exercisable at $1.00 per share which expire on October 20, 2008. The weighted average exercise price of these options is $1.00. For the length of time these warrants and options are outstanding, the holders thereof will have an opportunity to profit from a rise in the market price of our common stock without assuming the risks of ownership. This may have an adverse effect on the terms upon which we can obtain additional capital. It should be expected that the holders of such derivative securities would exercise or convert them at a time when we would be able to obtain equity capital on terms more favorable than the exercise or conversion prices provided by the warrants or options. There are no preemptive rights in connection with Puda’s common stock.

We do not intend to pay dividends in the foreseeable future.

In 2005, Shanxi Coal declared dividends of $1,452,000 payable to Ming Zhao (80%) and Yao Zhao (20%) of which $460,000 was paid in 2005 and $992,000 remains unpaid. No dividend was declared in 2006 and 2007. We do not intend to pay any dividends in the foreseeable future. We do not plan on making any cash distributions in the manner of a dividend or otherwise. Our board of directors presently intends to follow a policy of retaining earnings, if any. See “Dividend Policy.”

The Company has the right to issue additional common stock and preferred stock without the consent of shareholders. This would have the effect of diluting your ownership in the company and could decrease the value of your stock.

There are additional authorized but unissued shares of our common stock that may be later issued by our board of directors for any purpose without the consent or vote of the stockholders that would dilute a stockholder’s percentage ownership of the company.

In addition, our articles of incorporation authorize the issuance of shares of preferred stock, the rights, preferences, designations and limitations of which may be set by the board of directors. While no preferred stock is currently outstanding or subject to be issued, the articles of incorporation have authorized issuance of up to 5,000,000 shares of preferred stock in the discretion of the board of directors. Such preferred stock may be issued upon filing of amended Articles of Incorporation and the payment of required fees; no further shareholder action is required. If issued, the rights, preferences, designations and limitations of such preferred stock would be set by the board of directors and could operate to the disadvantage of the outstanding common stock. Such terms could include, among others, preferences as to dividends and distributions on liquidation.

We could incur costs from liabilities related to our operations before our reverse merger.

We were formerly known as Purezza Group, Inc., and were originally formed to market Phoslock, a patented product to remove phosphorus and other oxyanions in natural and industrial waters and wastewater streams. On April 23, 2004, we transferred all of our assets including, cash on hand, the Phoslock product line, and all of our rights under a license agreement for the use of the Phoslock product line, to Purezza Marketing, Inc. However, such transfer did not eliminate any liabilities which we might have had while operating as the Purezza Group, Inc. or our operations relating to the Phoslock product line. For example, we could be held responsible for the cost of environmental clean-up of a contaminated site, if, while we were operating as the Purezza Group, Inc. we contaminated some real property in connection with our operations, even though the current management of our company was not involved with the operations at that time. Other potential liabilities could be based upon a product liability claim based upon an allegation that the Phoslock product caused personal injury or property damage, or a breach of contract.

We may be subject to regulatory scrutiny and sustain a loss of public confidence if we are unable to satisfy regulatory requirements relating to our internal controls over financial reporting and/or we have material internal control weaknesses which may result in material financial reporting errors.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to perform an evaluation of our internal controls over financial reporting beginning with our Annual Report filed for a fiscal year ending on or after December 15, 2007 and have our independent registered public accounting firm attest to such evaluation for fiscal years ending on or after December 15, 2008. Compliance with these requirements can be expensive and time-consuming. While we believe that we met and will continue to be able to meet the applicable deadlines, no assurance can be given that we will meet the required deadlines in future years. If we fail to timely complete this evaluation, or if our auditors cannot timely attest to our evaluation when we are required to have such attestation, we may be subject to regulatory scrutiny and a loss of public confidence in our internal controls.

We have failed to maintain an effective system of internal control over financial reporting and we may not be able to accurately report our financial results. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.

Our management has determined that as of December 31, 2007, we did not maintain effective internal controls over financial reporting based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework as a result of identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. If the result of our remediation of the identified material weaknesses is not successful, or if additional material weaknesses are identified in our internal control over financial reporting, our management will be unable to report favorably as to the effectiveness of our internal control over financial reporting and/or our disclosure controls and procedures, and we could be required to further implement expensive and time-consuming remedial measures and potentially lose investor confidence in the accuracy and completeness of our financial reports which could have an adverse effect on our stock price and potentially subject us to litigation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts are, or may be deemed to be, forward-looking statements. For example, statements included in this prospectus regarding our strategy, future operations, future financial performance and position, prospects, plans, goals, projections, predictions, estimates, forecasts, objectives of management and expected market growth are forward-looking statements. The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “foresee,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “would” and similar expressions, as well as statements in future tense, are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, among other things, statements about:

•	the plans and objectives of management for the future growth of Puda and its subsidiaries;

•	our plans and objectives related to the consummation of acquisitions and future private and public issuances of Puda’s equity and debt securities;

•	our expected access to sufficient quantities of high-quality coking coal to meet our future needs;

•	our ability to produce the optimum raw coking coal mix and at a lower effective cost per MT, with increased yields;

•	our good positioning for participation in China’s modernization of the coal, coking and steel making industries;

•	our expectation of achieving continued growth and executing our growth strategy;

•	increasing production of cleaned coking coal;

•	continued rapid market growth in China’s steel industry and the demand for quality cleansed coking coal;

•	advantages we expect to enjoy as a large volume supplier of high-quality coking coal;

•	our good positioning to serve the demand for steel production in China;

•	our business strategy that should make us a leader of Shanxi Province’s future coal sector;

•	our expectations of obtaining increased supplies of high-quality coking coal and achieving continued growth;

•	our ability to provide cleaned coking coal that meets industry specifications;

•	competitive advantage provided by our proprietary technology;

•	the continuation of China’s growing appetite for steel production;

•	our continued compliance with emission standards and other regulatory developments;

•	possible increase in market share;

•	increasing yield realized in our new facilities;

•	developing coal export sales; and

•	the expectation that we will not experience significant credit risk.

The forward-looking statements included herein are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Puda. Although Puda believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this Form S-1 will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by Puda or any other person that the objectives and plans of Puda or any other forward-looking statements will be achieved.

Actual results could differ materially from those projected in the forward-looking statements as a result of a number of risks and uncertainties, including but not limited to: (a) limited amount of resources devoted to expanding our business plan; (b) our failure to implement our business plan within the time period we originally planned to accomplish; and (c) other risks that are discussed in this Form S-1 and incorporated herein by reference or included in our previous filings with the SEC. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that could cause actual results or events to differ materially from the forward-looking statements that we make.

You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements included in this prospectus are made only as of the date of this prospectus. We do not assume any obligation or have any intent to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and expected growth and other industry data. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified the statistical and other industry data generated by independent parties and contained in this prospectus. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

Each of the Selling Security Holders will receive all of the net proceeds from the sale of shares by that holder. We will not receive any of the net proceeds from the sale of the shares. The Selling Security Holders will pay any underwriting discounts and commissions and expenses incurred by the Selling Security Holders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Security Holders in offering or selling their shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, blue sky registration and filing fees, and fees and expenses of our counsel and accountants.

A portion of the shares covered by this prospectus are, prior to their sale under this prospectus, issuable upon conversion of convertible promissory notes or issuable upon exercise of common stock purchase warrants. Upon conversion of the promissory notes, we will be relieved of the debt obligations for the notes at the rate of $.50 per share issued. Upon the exercise of warrants by payments of cash, we will receive the exercise price of the warrants, $.60 per share.

The notes and warrants were issued in a private placement which we closed in November 2005. We received proceeds from the notes in the aggregate principal amount of $12,500,000 and assuming 100% exercise of the warrants, we will receive up to $15,000,000 from the payment of the exercise price for a total of $27,500,000. This amount represents the proceeds from both the U.S. portion of the private placement as well as the Regulation S, non-U.S. portion of the private placement. At the time of the private placement, we intended to use the proceeds for working capital to pay accounts receivable and purchase raw coal for inventory ($10,000,000), to establish an investor relations program ($625,000), to pay interest on the notes until they are converted ($250,000), to pay the expenses of the private placement ($1,625,000), to pay the costs of this offering (estimated to be approximately $445,500) and the balance toward the cost of acquiring one more coal washing facilities which is anticipated to have a cost of approximately $14.1 million and other working capital. The actual use of proceeds did not vary materially from the intended use described above.

MARKET PRICE OF COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is quoted under the symbol, “PUDC.OB” on the OTC Bulletin Board Trading in the common stock in the over-the-counter market has been limited and sporadic and the quotations set forth below are not necessarily indicative of actual market conditions. Further, all prices reflect inter-dealer prices without retail mark-up, mark-down, or commission and may not necessarily reflect actual transactions. The high and low sales prices for the periods presented have been adjusted to reflect stock splits:

	High	Low
2006 - Quarter Ended:
March 31, 2006	$4.70	$1.95
June 30, 2006	6.35	3.00
September 30, 2006	3.80	2.54
December 31, 2006	4.95	1.30

2007 - Quarter Ended:
March 31, 2007	$1.34	$0.77
June 30, 2007	0.83	2.59
September 30, 2007	1.24	2.36
December 31, 2007	2.11	0.78

2008 - Quarter Ended:
March 31, 2008	$0.29	$0.27

Source: Yahoo! Finance

Holders

As of April 22, 2008 there were 105,252,176 shares outstanding and approximately 126 holders of record of our common stock. See “Selling Security Holders and “Security Ownership of Certain Beneficial Owners and Management.”

Securities Authorized for Issuance under Equity Compensation Plans

We have not reserved any securities for issuance under any equity compensation plan, as we currently have not adopted any equity compensation plan.

DIVIDEND POLICY

In 2005, Shanxi Coal declared dividends of $1,452,000, payable to Ming Zhao (80%) and Yao Zhao (20%), of which $460,000 was paid in 2005 and $992,000 remains unpaid. No dividend was declared in 2006 and 2007 by Shanxi Coal or Puda.

Any future determination as to the declaration and payment of dividends on Puda’s common stock will be made at the discretion of Puda’s board of directors out of funds legally available for such purpose. Puda is under no contractual obligations or restrictions to declare or pay dividends on its common stock. In addition we currently have no plans to pay such dividends. However, even if we wish to pay dividends, because our cash flows are dependent on dividend distributions from our subsidiaries, we may be restricted from distributing dividends to our holders of common stock in the future if at the time we were unable to obtain sufficient dividend distributions from Shanxi Coal or Putai. We acquired 90% of the total capital stock of Shanxi Coal. Under current law there is no restriction on a PRC company’s ability to pay dividends to its shareholders because its shareholders are not Chinese, however, various factors could limit the ability of Shanxi Coal and Putai to distribute dividends to their shareholders, including the obligations of Shanxi Coal and Putai under the laws of China to maintain and continuously fund certain Chinese government mandated reserve accounts and foreign currency exchange regulations. The board of directors currently intends to retain all earnings for use in the business for the foreseeable future. See “Risk Factors.”

DILUTION

We are not selling any of the shares of common stock in this offering. All of the shares sold in this offering will be held by the Selling Security Holders at the time of the sale, so that no dilution will result from the sale of the shares.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected financial data for the five years ended December 31, 2007 are derived from the audited consolidated financial statements of Puda Coal, Inc. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information.

	Year ended December 31,
	2007	2006	2005	2004	2003
	$’000	$’000	$’000	$’000	$’000
OPERATIONS DATA

Revenues	$165,267	$137,771	$51,710	$19,735	$13,397

Net income	10,874	1,354	965	3,693	2,402

Option holder preference dividend	—	(2,717)	(2,717)	—	—
(Loss)/income applicable to common Shares	$10,874	$(1,363)	$(1,752)	$3,693	2,402

Income/(loss) per common share (basic and diluted)	$0.11	$(0.02)	$(0.03)	$0.05	$0.03

Cash dividends declared per common Share	$—	$—	$0.02	$0.03	$0.02

BALANCE SHEET DATA
Total assets	$81,264	$62,984	$46,701	$11,344	$11,707
Convertible notes and warrants	$7,421	$13,894	$18,925	$—	$—
Other Long-term debt	$9,100	$10,400	$11,700	$—	$—
Shareholders' equity	$48,581	$23,037	$6,082	$7,149	$5,849

QUARTERLY FINANCIAL DATA

Unaudited quarterly results of operations for the years ended December 31, 2007 and 2006 should be read in conjunction with the consolidated financial statements, related notes and other financial information and the Company's Quarterly Reports on Forms 10-Q and 10-QSB for the fiscal years 2007 and 2006.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Year
Year Ended December 31, 2007
Revenues	$37,415	38,097	40,536	$49,219	$165,267
Gross profit	$7,505	6,628	6.655	$7,827	$28,615
Net income/(loss)	$3,847	(670)	3,365	$4,332	$10,874
Option holder preference dividend	$—	—	—	$—	$—
Income/(loss) applicable to common shares	$3,847	(670)	3,365	$4,332	$10,874
Income/(loss) per common share - basic and diluted	$0.04	(0.00)	0.03	$0.04	$0.11

Year Ended December 31, 2006
Revenues	$20,771	$30,943	$42,650	$43,407	$137,771
Gross profit	$4,513	$6,027	$8,925	$8,925	$28,390
Net (loss)/income	$(6,445)	$(363)	$2,166	$5,996	$1,354
Option holder preference dividend	$(2,717)	$—	$—	$—	$(2,717)
(Loss)/income applicable to common shares	$(9,162)	$(363)	$2,166	$5,996	$(1,363)
(Loss)/income per common share -basic	$(0.13)	$(0.00)	$0.03	$0.08	$(0.02)
(Loss)/income per common share -diluted	$(0.13)	$(0.00)	$0.02	$0.09	$(0.02)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following description of our results of operations and financial condition in conjunction with the audited financial statements presented in this prospectus. Unless otherwise specified, all dollar amounts are in U.S. dollars. This report contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those indicated in the forward-looking statement.

Overview

We process high-grade metallurgical coking coal and supply it to coke and steel manufacturers. High-grade, cleaned coking coal is an important input in the steel manufacturing process. We source raw coal from third-party coal mines located in Shanxi Province, China and after we process it to a quality which is required to produce steel, we sell it to our customers in and around Shanxi Province.

Results of Operations

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Revenue. Net revenue for the year ended December 31, 2005 increased $31,975,000, or 162%, from $19,735,000 in the year ended December 31, 2004 to $51,710,000 in the year ended December 31, 2005. The tonnage sales of cleaned coal increased approximately 365,000 tons from approximately 315,000 tons in the year ended December 31, 2004 to approximately 680,000 tons in the year ended December 31, 2005, a 116% increase. This was the primary reason for our increase in net revenue. The increase in tonnage sales was primarily due to increased orders of cleaned coal from existing and new customers in the year ended December 31, 2005. The increase in net revenue was also due to the increase in the per ton sales price of cleaned coal we sold in all regions, which went from an average of approximately $63 per ton in the year ended December 31, 2004 to an average of approximately $77 per ton in the year ended December 31, 2005, a 22% increase. Both the increase in orders and the increase in our average sales price was primarily because of the increase in the general demand for high-grade coking coal in China, which was largely driven by the substantial economic growth that China continued to experience in 2005. Steel is a key component of the rail systems, bridges, ports, airports, construction projects and car production spearheading China's economic growth and the increased demand for steel directly affects the demand for the cleaned high-grade metallurgical coking coal, which we sell.

In response to this increase in general demand, we significantly increased our coal cleaning capacity to 3.5 million MT per year through the purchase of two new coal processing facilities in November 2005 and the assets exchange for a larger Lingshi county plant in June 2007. One of our new facilities acquired in 2005 became operational in late 2005 and the other became operational in April 2006. Management anticipated that China’s strong economic growth would continue in 2006 and believed that this would drive strong demand for steel and high-grade metallurgical coking coal. However, in response to this strong demand in the market, it is expected that there will be more supply in the market from competitors. As a result, notwithstanding the expected strong demand, our average per ton sales price is not expected to increase.

Cost of Revenue. Puda’s cost of revenue for the year ended December 31, 2005 increased $26,818,000, or 203%, from $13,229,000 in the year ended December 31, 2004 to $40,047,000 in the year ended December 31, 2005. This was primarily due to the increase in the price per ton of raw coal we paid to our suppliers and the increase in sales volume. The price we paid for raw coal increased from an average of approximately $35 per ton in the year ended December 31, 2004 to an average of approximately $42 per ton in the year ended December 31, 2005, a 20% increase. Furthermore, the quality of raw coal we purchased varied and this inconsistency in the quality of our supplies led to a decrease in our production efficiency, measured by the amount of cleaned coal we yield from one MT of raw coal, in the year ended December 31, 2005.

Gross Profit. Gross profit for the year ended December 31, 2005 increased $5,157,000 or 79%, from $6,506,000 in the year ended December 31, 2004 to $11,663,000 in the year ended December 31, 2005 due to the increase in sales volume of $5,289,000 and selling price of $1,014,000, which were offset by the decrease in gross profit margin of $1,146,000. Gross profit margin in the year ended December 31, 2005 was 23% versus 33% in the year ended December 31, 2004. The decrease in gross profit margin was primarily due to the significant increase we paid in the price per ton of raw coal.

Selling Expenses. Selling expenses were $791,000 for the year ended December 31, 2005, compared to $322,000 for the year ended December 31, 2004. This represents an increase of $469,000, or 146%, primarily due to the increase in sales volume.

General and Administrative Expenses. General and administrative expenses were $789,000 for the year ended December 31, 2005, compared to $203,000 for the year ended December 31, 2004. This represents an increase of $586,000, or 289%, primarily due to increases in salary and benefits, legal and professional fees and investor relations expenses.

Income from Operations. Operating profit was $5,981,000 in the year ended December 31, 2004 and $10,083,000 in the year ended December 31, 2005. The increase of $4,102,000, or 69%, was primarily the result of increased gross profit of $5,157,000, which was offset by the increased operating expenses of $1,055,000.

Interest Expense. Interest expense was $4,000 in the year ended December 31, 2004 and $531,000 in the year ended December 31, 2005. The increase of $527,000 was primarily the result of interest expense of $114,000 on the 8% convertible notes issued on November 18, 2005, and the amortization, due to converted shares, of $417,000 of the discount on the conversion feature related to the notes.

Debt Financing Costs. Debt financing costs in the year ended December 31, 2005 include amortization of debt issue costs of $739,000, and amortization of discount on convertible notes and deferred financing costs of warrants of $4,225,000. No such expense was incurred in the year ended December 31, 2004.

Derivative Unrealized Fair Value Gain. Derivative unrealized fair value gain in the year ended December 31, 2005 of $700,000 represented the change in fair value of the warrants issued to placement agent.

Other Financing Expenses. Other financing expenses were $902,000 in the year ended December 31, 2005, compared to $414,000 in the year ended December 31, 2004. The increase of $488,000, or 118% was due to the increase in professional and regulatory charges related to our Exchange Agreement transaction on July 15, 2005 and subsequent public securities compliance.

Income Taxes. Income taxes increased $1,573,000, or 84%, from $1,866,000 in the year ended December 31, 2004 to $3,439,000 in the year ended December 31, 2005 due to the increase in the operating profit of Shanxi Coal from $5,559,000 in the year ended December 31, 2004 to $9,358,000 in the year ended December 31, 2005. Income tax was imposed on Shanxi Coal by the China Tax Bureau.

Net Income. Net income was $965,000 in the year ended December 31, 2005, compared to $3,693,000 in the year ended December 31, 2004, a decrease of $2,728,000, or 74%, mainly due to increased gross profit of $5,157,000 and increased derivative unrealized fair value gain of $700,000, which was offset by increased operating expenses of $1,543,000, increased interest expenses of $527,000, increased debt financing costs of $4,964,000 and increased income taxes of $1,573,000 in the year ended December 31, 2005.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Revenue. Net revenue was $137,771,000 in the year ended December 31, 2006, compared to $51,710,000 in the year ended December 31, 2005, representing an increase of $86,061,000, or 166%. The tonnage sales of cleaned coal increased from approximately 680,000 MT in the year ended December 31, 2005 to approximately 1,758,000 MT in the year ended December 31, 2006, representing a 159% increase. The increase in tonnage sales of our cleaned coal was the primary reason for our increase in net revenue. The increase in tonnage sales was primarily due to increased orders of cleaned coal from existing and new customers in the year ended December 31, 2006. The increase in purchase orders was primarily because of the increase in the general demand for high-grade coking coal in China, which was largely driven by the substantial economic growth that China continued to experience in 2006. Steel is a key component of the rail systems, bridges, ports, airports, construction projects and car production spearheading China's economic growth and the increased demand for steel directly affects the demand for the cleaned high-grade metallurgical coking coal, which we sell. The average sales price of cleaned coal was approximately $78 and $77 per ton in the years ended December 31, 2006 and 2005, respectively.

In response to this increase in general demand, in fiscal 2005 we significantly expanded our coal washing capacity to 2.7 million MT per year through the purchase of two new coal processing facilities in November 2005. One of our new facilities became operational in December 2005 and the other became operational in March 2006.

Cost of Revenue. Cost of revenue was $109,381,000 in the year ended December 31, 2006, compared to $40,047,000 in the year ended December 31, 2005, representing an increase of $69,334,000, or 173%. This was primarily due to an increase in sales volume and an increase in the average price of raw coal from approximately $42 per ton in the year ended December 31, 2005 to approximately $45 per ton in the year ended December 31, 2006.

Gross Profit. Gross profit was $28,390,000 in the year ended December 31, 2006, compared to $11,663,000 in the year ended December 31, 2005, representing an increase of $16,727,000, or 143%, due to an increase in sales volume. Gross profit margin in the year ended December 31, 2006 was 21% versus 23% in the year ended December 31, 2005 due to an increase in average price of raw coal in the year ended December 31, 2006.

Selling Expenses. Selling expenses were $3,231,000 in the year ended December 31, 2006, compared to $791,000 in the year ended December 31, 2005, representing an increase of $2,440,000, or 308%. The increase in selling expenses was primarily due to the increased sales volume.

General and Administrative Expenses. General and administrative expenses were $2,387,000 in the year ended December 31, 2006, compared to $789,000 in the year ended December 31, 2005, representing an increase of $1,598,000, or 203%. This increase was primarily due to increases in salary and benefits, legal and professional fees and investor relations expenses.

Income from Operations. Operating profit was $22,772,000 in the year ended December 31, 2006, compared to $10,083,000 in the year ended December 31, 2005. The increase of $12,689,000, or 126%, was primarily the result of an increase in gross profit of $16,727,000, which was partially offset by an increase in operating expenses of $4,038,000.

Interest Expense. Interest expense was $4,441,000 in the year ended December 31, 2006, compared to $531,000 in the year ended December 31, 2005, representing an increase of $3,910,000, or 736%. This increase was primarily due to an increase of $2,481,000 for the expensed portion of the discount on the conversion feature and warrants related to converted shares and exercised warrants, an increase in interest payments of $750,000 for the 6% loan from Resources Group for the purchase of the Liulin and Zhongyang plants, and an increase in interest payments of $679,000 for the 8% convertible notes.

Debt Financing Costs. Debt financing costs were $10,669,000 in the year ended December 31, 2006, compared to $4,964,000 in the year ended December 31, 2005. This represents an increase of $5,705,000, or 115%, primarily due to an increase in amortization of discount on convertible notes and warrants of $4,402,000, an increase in penalty of $1,204,000 for not getting the registration statement on SEC Form SB-2 (that registration statement is now on SEC Form S-1 and contains this prospectus) effective by March 17, 2006 as required by the subscription agreement, and an increase in amortization of debt issue costs of $99,000.

Derivative Unrealized Fair Value Gain. Derivative unrealized fair value gain were $1,237,000 in the year ended December 31, 2006, compared to $700,000 in the year ended December 31, 2005, an increase of $537,000, or an increase of 77%. Derivative unrealized fair value gain in the year ended December 31, 2006 and 2005 represented a change in fair value of the warrants issued to the placement agent.

Other Financing Expenses. Other financing expenses of $902,000 in the year ended December 31, 2005 mainly represented professional and regulatory charges related to the public offering for the resale of securities issued in the November 2005 private placement. No such expenses were incurred in the year ended December 31, 2006.

Income Before Income Taxes. Income before income taxes was $8,958,000 in the year ended December 31, 2006, compared to $4,404,000 in the year ended December 31, 2005. The increase of $4,554,000 or 103% was primarily the result of an increase in operating profit of $13,591,000 and an increase in derivative unrealized fair value gain of $537,000, which were partially offset by an increase in debt financing costs of $5,705,000 and an increase in interest expenses of $3,910,000.

Income Taxes. Income taxes were $7,604,000 in the year ended December 31, 2006, compared to $3,439,000 in the year ended December 31, 2005, an increase of $4,165,000 or 121%, due to an increase in the operating profit of Shanxi Coal from $9,364,000 in the year ended December 31, 2005 to $23,402,000 in the year ended December 31, 2006. Income tax was imposed on Shanxi Coal by the China Tax Bureau.

Net Income. Net income was $1,354,000 in the year ended December 31, 2006, compared to $965,000 in the year ended December 31, 2005, representing an increase of $389,000, or 40%. This increase was mainly due to an increase in gross profit of $16,727,000 and an increase in derivative unrealized fair value gain of $537,000, which were partially offset by an increase in debt financing costs of $5,705,000, an increase in income taxes of $4,165,000, an increase in interest expenses of $3,910,000 and an increase in operating expenses of $3,136,000 in the year ended December 31, 2006.

Inflation. Increases in inflation generally result in higher interest rates and operating costs. For the past three years, China has experienced rates of inflation at 3.9% in 2004, 1.8% in 2005 and 1.5% in 2006. The Company believes that inflation has not had a material effect on the Company’s sales, net income and income from continuing operations in the past three years as such inflation rates have been nominal.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net Revenue. Net revenue was $165,267,000 for the year ended December 31, 2007, compared to $137,771,000 for the year ended December 31, 2006, an increase of $27,496,000, or 20%. The tonnage sales of cleaned coal increased approximately 255,000 MT, or 15%, from approximately 1,758,000 MT for the year ended December 31, 2006 to approximately 2,013,000 MT for the year ended December 31, 2007. The increase in the tonnage sales of cleaned coal was the primary reason for the increase in our net revenue. The increase in tonnage sales accounted for approximately 15% of the total 20% increase in net revenue and the remaining 5% was attributable to currency exchange rates differences. The increase in tonnage sales was primarily due to increased purchases of cleaned coal by existing and new customers for the year ended December 31, 2007 as a result of the increase in the general demand for high-grade coking coal in China, which was largely driven by the economic growth that China continued to experience for the year ended December 31, 2007. Steel is a key component of rail systems, bridges, ports, airports, construction projects and car production spearheading China's economic growth and the increased demand for steel directly causes the increased demand for the cleaned high-grade metallurgical coking coal, which we sell. The average selling price was approximately $82 and $82 (after adjusting for RMB appreciation against USD over each period) per ton for both the years ended December 31, 2007 and 2006.

In response to this increase in general demand, we have significantly expanded our capacity to 3.5 million MT per year through the purchase of three new coal washing facilities in November 2005 and June 2007. The Liulin County plant (annual clean coal washing capacity of 1.1 million MT) became operational in December 2005, the Zhongyang County plant (annual clean coal washing capacity of 1.2 million MT) became operational by the end of March 2006 and the Lingshi County Chongjie plant (annual clean coal washing capacity of 1.2 million MT) became operational in August 2007. In June 2007, we exchanged all assets of our 400,000 MT Liulin Dongqiang coal washing plant for all assets of the Lingshi County Chongjie plant. Management anticipates that China's strong economic growth will continue in 2008 and believes that this will drive the demand for steel and high-grade metallurgical coking coal. However, in response to this strong demand in the market, it is expected that there will be more supply in the market from competitors. As a result, notwithstanding the expected strong demand, our average selling price per ton is not expected to increase.

Cost of Revenue. Cost of revenue was $136,652,000 for the year ended December 31, 2007, compared to $109,381,000 for the year ended December 31, 2006, an increase of $27,271,000, or 25%. This was primarily due to an increase in the average purchase price of raw coal from approximately $48 (after adjusting for RMB appreciation against USD over this period) per ton for the year ended December 31, 2006 to approximately $50 per ton for the year ended December 31, 2007.

Gross Profit. Gross profit was $28,615,000 for the year ended December 31, 2007, compared to $28,390,000 for the year ended December 31, 2006, an increase of $225,000, or 1% due to an increase in sales volume. Gross profit margins for the years ended December 31, 2007 and 2006 were 17% and 21%, respectively. Such decrease in gross profit margins was primarily due to an increase in average purchase price of raw coal during the fiscal year ended December 31, 2007.

Selling Expenses. Selling expenses were $2,975,000 for the year ended December 31, 2007, compared to $3,231,000 for the year ended December 31, 2006. This represents a decrease of $256,000, or 8%, primarily due to a decrease in shipping charges because of decreased tonnage sales to customers outside Shanxi Province for the year ended December 31, 2007.

General and Administrative Expenses. General and administrative expenses were $2,215,000 for the year ended December 31, 2007, compared to $2,387,000 for the year ended December 31, 2006. This represents a decrease of $172,000, or 7%, primarily due to a decrease in legal and professional fees and investor relations expenses.

Income from Operations. Operating profit was $23,425,000 for the year ended December 31, 2007, compared to $22,772,000 for the year ended December 31, 2006. The increase of $653,000, or 3%, was primarily the result of a decrease in operating expenses of $428,000 and an increase in gross profit of $225,000.

Interest Expense. Interest expense was $1,577,000 for the year ended December 31, 2007, compared to $4,441,000 for the year ended December 31, 2006. This represents a decrease of $2,864,000, or 64%, and such decrease was primarily due to a decrease of $2,235,000 for the expensed portion of the discount on the conversion feature and warrants related to converted notes and exercised warrants, a decrease in interest payments of $553,000 for the 8% convertible notes, and a decrease in interest payments of $76,000 for the 6% loan from Resources Group for the purchase of the Liulin and Zhongyang plants.

Debt Financing Costs. Debt financing costs were $2,422,000 for the year ended December 31, 2007, compared to $10,669,000 for the year ended December 31, 2006. This represents a decrease of $8,247,000, or 77%, primarily due to a decrease in amortization of discount on convertible notes and warrants of $7,732,000 and a decrease in amortization of debt issue costs of $832,000, which were offset by an increase in penalty payment of $317,000 for not having the resale registration statement effective by March 17, 2006.

Derivative Unrealized Fair Value Loss. Derivative unrealized fair value loss of $343,000 for the year ended December 31, 2007 and derivative unrealized fair value gain of $1,237,000 for the year ended December 31, 2006 represented a change in fair value of the warrants issued to the placement agent.

Income Before Income Taxes. Income before income taxes was $19,166,000 for the year ended December 31, 2007, compared to $8,958,000 for the year ended December 31, 2006. The increase of $10,208,000, or 114%, was primarily the result of a decrease in debt financing costs of $8,247,000, a decrease in interest expenses of $2,864,000 and an increase in operating profit of $653,000, which were offset by an increase in derivative unrealized fair value loss of $1,580,000 for the year ended December 31, 2007.

Income Taxes. Income taxes were $8,292,000 for the year ended December 31, 2007, compared to $7,604,000 for the year ended December 31, 2006, an increase of $688,000, or 9%, due to an increase in the operating profit of Shanxi Coal from $23,402,000 for the year ended December 31, 2006 to $23,980,000 for the year ended December 31, 2007. Income tax was imposed by the China Tax Bureau on income of Shanxi Coal, as calculated under Chinese GAAP and tax rules. The income tax rate was 33% for the years ended December 31, 2007 and 2006 and was reduced to 25% effective on January 1, 2008.

Net Income. Net income was $10,874,000 for the year ended December 31, 2007, compared to $1,354,000 for the year ended December 31, 2006, an increase of $9,520,000, or 703%, mainly due to a decrease in debt financing costs of $8,247,000, a decrease in interest expenses of $2,864,000, an increase in operating profit of $653,000, which were offset by an increase in derivative unrealized fair value loss of $1,580,000, and an increase in income taxes of $688,000 for the year ended December 31, 2007.

Inflation had no significant impact on our results of operations for the years ended December 31, 2007 and 2006.

Liquidity and Capital Resources

Net cash used in operating activities was $3,120,000 for the year ended December 31, 2007, compared to net cash provided by operating activities of $11,296,000 for the year ended December 31, 2006, a change of $14,416,000. This was primarily due to an increase in working capital needs resulting from increased inventory.

Net cash used in investing activities of $7,910,000 for the year ended December 31, 2007 was related to the payment of $1,799,000 to Ming Zhao and Yao Zhao as partial payment for our purchase of a 90% equity interest in Shanxi Coal, the cash paid to acquire a new coal washing facility of $5,977,000 in an assets exchange in June 2007, and the cash paid to acquire fixed assets of $134,000 in October 2007. The facility has a clean coal washing capacity of 1.2 million MT and started formal production in August 2007.

Net cash provided by financing activities of $501,000 for the year ended December 31, 2007 was related to cash received from the exercise of warrants of $3,600,000, which were offset by the repayment of long-term debt of $1,300,000. Net cash provided by financing activities of $560,000 for the year ended December 31, 2006 was related to cash received from the exercise of warrants of $1,860,000, which were offset by the repayment of long-term debt of $1,300,000.

On November 17, 2005, Shanxi Coal entered into two conveyance agreements with Resources Group, pursuant to which Shanxi Coal acquired two new coal washing plants, related land-use rights and coal washing equipment in Liulin County and Zhongyang County, Shanxi Province. The Liulin County plant with an annual clean coal washing capacity of 1.1 million MT started full production in December 2005. The Liulin County plant, land-use rights and related equipment were purchased for a cost of $5,800,000. The Zhongyang County plant with an annual clean coal washing capacity of 1.2 million MT started full production at the end of March 2006. The Zhongyang County plant, land-use rights and related equipment were purchased for a cost of $7,200,000. Each conveyance agreement provides that the purchase price paid by Shanxi Coal to Resources Group, which totals $13,000,000, will be amortized over 10 years from December 31, 2005 and bears interest at a rate of 6% per annum payable quarterly. On June 6, 2007, Shanxi Coal entered into an Asset Exchange Agreement with Lingshi Jinliao Coal & Chemical Co. Ltd. Pursuant to the Asset Exchange Agreement, Shanxi Coal agreed to exchange all assets of its 400,000 MT Liulin Dongqiang coal washing plant, with a book value of RMB11.5 million ($1,511,000), plus RMB45.5 million ($5,977,000) in cash, for all assets of Lingshi County Chongjie coal washing plant, with a book value of RMB57 million ($7,488,000).  The Lingshi County Chongjie plant with an annual clean coal washing capacity of 1.2 million MT started production in August 2007.

On September 6, 2007, Shanxi Coal entered into an agreement with Xin Kai Yuan Hotel and Restaurant Co. Limited, pursuant to which Shanxi Coal agreed to purchase the coal mining right with respect to a coal mine located in Duanjia Village, Jingle County, Shanxi Province of China. As consideration, Shanxi Coal agreed to pay an aggregate purchase price of RMB460 million (approximately $60.7 million) in cash. Under the agreement, Shanxi Coal agreed to pay a first installment in the amount of RMB200 million ($26.5 million) within 10 business days after the receipt of the mining permit by the seller and a second installment in the amount of RMB150 million ($19.9 million) within ten business days after the receipt of the mining commencement report by the seller. Shanxi Coal agreed to pay the remaining purchase price, RMB110 million ($14.6 million) within one year after the receipt of the mining commencement permit. Shanxi Coal plans to finance the purchase through a debt facility. If the seller does not obtain the mining permit for the benefit of Shanxi Coal within two months of the agreement date, Shanxi Coal may terminate the agreement. As of the date of the agreement, the coal mine was not operating and Shanxi Coal would need to construct the coal mine after the commencement permit has been obtained. Shanxi Coal has to get external financing to facilitate the acquisition and construction.

As of April 22, 2008, Xin Kai Yuan Hotel and Restaurant Co. Ltd., had not obtained the mining permit for the benefit of us. According to the agreement, we have the right to unilaterally terminate the agreement, and our management has not decided whether to terminate the agreement. If our management decides not to terminate the agreement but to proceed with the acquisition once the mining permit is obtained by the seller, the large cash payment for the coal mine will have a material impact on our liquidity. If we do not obtain sufficient external financing, our cash at hand and internally generated cash will not be sufficient to fund the acquisition. If we are not able to timely obtain external financing, we may decide not to proceed with the acquisition. If we obtain the outside financing, the funds generated from our operations may not be sufficient to pay for the interest and principal on the financing.

Putai, a wholly-owned indirect subsidiary of Puda, had an Option to purchase Shanxi Coal under an Exclusive Option Agreement dated June 24, 2005 among Putai, Shanxi Coal, and the two shareholders of Shanxi Coal, Ming Zhao and Yao Zhao, who are also the two principal shareholders of Puda. On September 13, 2007, Putai exercised the Option to acquire 90% of the total registered capital of Shanxi Coal at an acquisition price of RMB20,250,000 (approximately $2,692,000), pursuant to the Exclusive Option Agreement. Upon the Option exercise, Putai entered into a Share Transfer Agreement with the owners of Shanxi Coal, Ming Zhao and Yao Zhao, respectively. Pursuant to the Share Transfer Agreements, Putai agreed to acquire 72% of the total registered capital of Shanxi Coal from Ming Zhao at a purchase price of RMB16,200,000 (approximately $2,154,000) and 18% of the total registered capital of Shanxi Coal from Yao Zhao at a purchase price of RMB4,050,000 (approximately $538,000). As of December 31, 2007, Putai paid $1,799,000 to Ming Zhao and Yao Zhao and the balance of the purchase price of $893,000 will be paid around June 2008. Putai may pay the remaining Option price through existing cash resources or other internally generated funds or through proceeds of thirty party equity or debt financing. The closing of the acquisition occurred on November 8, 2007, the date a Chinese government approval with respect to the acquisition was received. After the acquisition, Putai became a 90% owner of Shanxi Coal. The Operating Agreements between Shanxi Coal and Putai were terminated upon the closing of the acquisition.

Our principal on-going capital requirements are to finance our coal washing operations and to fund the payment of the loans, with the outstanding balance of $10,400,000 as of December 31, 2007, for the acquisition of the new Liulin County plant and the new Zhongyang County plant. We must also pay interest on the notes issued in our November 18, 2005 private placement which have an aggregate principal amount of $2,240,000, an interest rate of 8% per annum and a maturity date of October 31, 2008. Interest is payable quarterly and the principal amount is payable at the maturity date. These notes may be converted into our common stock at the conversion price of $.50 per share. The price of our stock is likely to impact our liquidity needs for payment of these notes on both a long-term and short-term basis. We believe that as our stock becomes more valuable, the note holders will be more likely to convert their notes into common stock, and we would not be required to pay the interest any longer or the principal at all, decreasing our need for cash.

Conversely, if our stock price decreases, note holders are less likely to convert their notes and our need for cash to pay interest and principal on the notes will increase. Warrants were also issued in that private placement to acquire up to 25,000,000 shares of our common stock which are exercisable at price of $.60 per share, or an aggregate of $15,000,000. We believe that the likelihood of these warrants being exercised increases as our stock price increases and decreases as our stock price decreases, with a corresponding effect on the likelihood of our realizing proceeds from their exercise.

Our business is heavily dependent on our coal inventory. Because of certain coal mining accidents, the Chinese government has been closing mines throughout China. In addition, in Shanxi Province, the authorities are not approving new mines that produce less than 300,000 MT output per year, are closing mines that produce less than 90,000 MT per year and are consolidating existing mines into larger mines with outputs between 300,000 MT and 900,000 MT. These activities may lead to increased competition for coal and result in higher prices for the raw coal we purchase, increasing our need for capital resources.

In addition, while the Chinese steel industry has been expanding, over-supply could have the effect of depressing steel prices and making the collection of our accounts receivable more difficult.

After paying RMB 45.5 million ($5,977,000) cash in the acquisition of the Lingshi County Chongjie coal washing plant and increasing significantly our raw coal inventory by $10,414,000 (in anticipation of a continuous increase in raw coal purchase prices and increased production capacity because of the new Lingshi County Chongjie plant), our cash balance was $16,381,000 as of December 31, 2007. We believe that our cash will be adequate to satisfy our anticipated cash requirements at least through fiscal year 2008, including requirements to maintain current operations, complete projects already underway and achieve stated objectives or plans, commitment for capital or other expenditure and other reasonably likely future needs. Cash requirements for our long-term business needs, including the funding of capital expenditures and debt service for outstanding financings, are expected to be financed by a combination of internally generated funds, the proceeds from the sale of our securities, borrowings and other external financing sources. Our biggest capital project on hand is the purchase of the coal mining right of $60.7 million (as described above). If we decide not to terminate the contract, we must obtain large external financing which will have a material impact on our liquidity. Our assessment concerning our liquidity is based on current information. If the current information proves to be inaccurate, or if circumstances change, we may not be able to meet our cash needs.

Significant Accounting Estimates and Policies

The discussion and analysis of Puda’s financial condition and results of operations is based upon Puda’s financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Puda to make estimates and judgments that affect the reported amounts of assets and liabilities. On an on-going basis, Puda evaluates its estimates including the allowance for doubtful accounts, the salability and recoverability of inventory, income taxes and contingencies. Puda bases its estimates on historical experience and on various other assumptions that Puda believes to be reasonable under the circumstances, the results of which form Puda’s basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Puda must make estimates of the collectability of accounts receivable. Puda analyzes historical write-offs, changes in its internal credit policies and customer concentrations when evaluating the adequacy of its allowance for doubtful accounts. Differences may result in the amount and timing of expenses for any period if Puda makes different judgments or uses difference estimates.

Property and equipment are evaluated for impairment whenever indicators of impairment exist. Accounting standards require that if impairment indicators are present, Puda must assess whether the carrying amount of the asset is unrecoverable by estimating the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges. If the carrying amount is less than the recoverable amount, an impairment charge must be recognized, based on the fair value of the asset.

Revenue from sales of processed coal is generally recognized during the period when the coal is delivered and title passes to the purchaser.

Shanxi Coal’s functional currency is China’s Renminbi (“RMB”) and its reporting currency is U.S. dollars. Shanxi Coal’s results of operations and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at the end of period exchange rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income in stockholders’ equity. Transaction gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. Transaction gains and losses are not material to the consolidated financial statements for the years ended December 31, 2007, 2006 and 2005. The PRC during 2003 and 2004 fixed the exchange rate of 8.28 RMB per US$1.00. In July, 2005, Chinese government changed its exchange rate regime to a managed floating exchange rate regime and appreciated Renminbi rate to 8.11 RMB per US$ 1.00. On December 31, 2006, the exchange rate was 7.81 RMB per US$ 1.00. On December 31, 2007, the exchange rate was 7.30 RMB per US$ 1.00.

The PRC government imposes significant exchange restrictions on fund transfers out of the PRC that are not related to business operations. These restrictions have not had a material impact on Puda because it has not previously engaged in any significant transactions that are subject to the restrictions.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS 157 is expected to have no material impact on the Group’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS 159 is expected to have no material impact on the Group’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations, which replaces SFAS No 141. The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized for purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS No. 141R is effective for financial statements issued for fiscal years beginning January 1, 2009 and will apply prospectively to business combinations completed on or after that date. The adoption of SFAS 141R is expected to have no material impact on the Group’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51, which changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS No. 160 is effective for financial statements for fiscal years beginning January 1, 2009 and will apply prospectively, except for the presentation and disclosure requirements, which will apply retrospectively. The adoption of SFAS 160 is expected to have no material impact on the Group’s consolidated financial statements.

Off Balance Sheet Arrangements

None.

Tabular Disclosure of Contractual Obligations

The contractual obligations presented in the table below represent our estimates of future payments under fixed contractual obligations and commitments as of December 31, 2007.

(In thousand dollars)

Obligations	Total	Less Than One Year	1-3 Years	3-5 Years	More than 5 Years
Long Term Debt Obligations	$10,400	$1,300	$2,600	$2,600	$3,900
Capital Lease Obligations	-	-	-	-	-
Operating Lease Obligations	$6	$6	-	-	-
Purchase Obligations	-	-	-	-	-
Repayment Obligations under Line of Credit	-	-	-	-
Total	$10,406	$1,306	$2,600	$2,600	$3,900

On September 6, 2007, Shanxi Coal entered into an agreement with Xin Kai Yuan Hotel and Restaurant Co. Limited, pursuant to which Shanxi Coal agreed to purchase the coal mining right with respect to a coal mine located in Duanjia Village, Jingle County, Shanxi Province of China. As consideration, Shanxi Coal agreed to pay an aggregate purchase price of RMB460 million (approximately $60.7 million) in cash. Under the agreement, Shanxi Coal agreed to pay a first installment in the amount of RMB200 million ($26.5 million) within 10 business days after the receipt of the mining permit by the seller and a second installment in the amount of RMB150 million ($19.9 million) within ten business days after the receipt of the mining commencement report by the seller. Shanxi Coal agreed to pay the remaining purchase price, RMB110 million ($14.6 million) within one year after the receipt of the mining commencement permit. Shanxi Coal plans to finance the purchase through a debt facility. If the seller does not obtain the mining permit for the benefit of Shanxi Coal within two months of the agreement date, Shanxi Coal may terminate the agreement. As of the date of the agreement, the coal mine was not operating and Shanxi Coal would need to construct the coal mine after the commencement permit has been obtained. Shanxi Coal has to get external financing to facilitate the acquisition and construction. As of April 22, 2008, Xin Kai Yuan Hotel & Restaurant Co. Limited had not obtained a mining permit. We have the right to unilaterally terminate the agreement and our management has not decided whether to terminate the agreement.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On July 19, 2005, we dismissed Durland & Company, CPA’s, P.A. (“Durland”) as our independent certified public accountants. The decision was approved by the Board of Directors.

The report of Durland on the Company’s financial statements for its fiscal years ended December 31, 2004 and 2003 did not contain an adverse opinion or disclaimer of opinion nor was qualified or modified as to any uncertainty, audit scope or accounting principles. During the our fiscal year ended December 31, 2004 and 2003 and the subsequent interim periods preceding the termination, there were no disagreements with Durland on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Durland would have caused Durland to make reference to the subject matter of the disagreements in connection with its report on the financial statements for such years or subsequent interim periods.

Effective July 19, 2005, Moore Stephens was engaged as the Company’s new independent registered accounting firm.

We did not consult with Moore Stephens regarding the application of accounting principles to any specific completed or contemplated transaction, or the type of audit opinion that might be provided on our financial statements, nor was there any written or oral advice provided to us that was an important factor considered by us in reaching a decision on any accounting, auditing or financial reporting issue.

We provided Durland with a copy of our Form 8-K/A announcing our change in certifying accountant prior to filing it with the SEC on August 11, 2005 and requested a response thereto from Durland. A copy of the letter from Durland stating its agreement with the statements in Item 4.01 was filed as Exhibit 16.1 to that Form 8-K/A.

There was no change in and disagreement with accountants on any accounting and financial disclosure measures during fiscal years 2007, 2006 and 2005.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of loss that may impact our financial position, results of operations or cash flows due to adverse changes in market prices, including interest rate risk, foreign currency exchange rates risk, securities market risk, commodity price risk, and other relevant market rate or price risks. We do not have any significant risks related to equity investments, securities markets or derivative financial instruments as we do not have equity investments in privately held companies, securities markets or derivative financial instruments. Nor do we have any significant interest rate risk, as we do not have bank loans, and our promissory notes and loans to related persons have fixed interest rates. We are exposed to foreign currency exchange rates risk, commodity price risk and credit risk.

Foreign Currency Exchange Rate Risk

Although our reporting currency is U.S. dollar, the financial records of our operating subsidiaries are maintained in their local currency, RMB, which is our functional currency. Approximately 100% of our revenues and 97% of our costs and expenses for the year ended December 31, 2007 are denominated in RMB, with the balance denominated in U.S. dollars. Approximately 99% of our assets were denominated in RMB as of December 31, 2007. Assets and liabilities of our operating subsidiaries are translated into U.S. dollars at the exchange rate at the balance sheet date, their equity accounts are translated at historical exchange rates and their income and expenses items are translated using the average rate for the period. Any resulting exchange differences are recorded in accumulated other comprehensive income or loss. We have not reduced our exposure to exchange rate fluctuations by using hedging transactions. While we may choose to do so in the future, the availability and effectiveness of any hedging transactions may be limited and we may not be able to successfully hedge our exchange rate risks. Accordingly, we may experience economic losses and negative impacts on earnings and equity as a result of foreign exchange rate fluctuations. If RMB depreciates against U.S. dollars, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollars financial statements will decline. See “We are subject to currency fluctuations from our Chinese operations and fluctuations in the exchange rate may negatively affect our expenses and results of operations, as well as the value of our assets and liabilities” in this prospectus under the heading “Risk Factors.” During the year 2007, the foreign currency translation adjustment to our comprehensive income was $2.86 million, primarily as a result of the RMB appreciating against U.S. dollars. An average appreciation (depreciation) of RMB against U.S. dollars of 5% could increase (decrease) our net income by $0.8 million for the year 2007. As of December 31, 2007, our accumulated other comprehensive income was $4.00 million.

Commodity Price Risk

Our operating profits may be negatively affected by fluctuations in the price of raw coking coal. We are subject to short-term coal price volatility and may be forced to purchase raw coking coal at higher prices and may be unable to pass the cost increase of raw coal on to customers. This may adversely affect gross margins and profitability. Our sales agreements with customers generally contain provisions that permit the parties to adjust the contract price of the cleaned coking coal upward or downward at specified times. For example, we may adjust these contract prices because of increases or decreases in the price of raw coal from our mining suppliers, general inflation or deflation, or changes in the cost of producing raw or cleaned coking coal caused by such things as changes in taxes, fees, royalties or the laws regulating the mining, production, sale or use of coal. However, if we fail to agree on a price with our customers under these provisions, many agreements permit the customers to terminate the contract or refuse to buy all of the quantities contracted for. In China, the purchase price of raw coal increased steadily from approximately RMB361 per ton in 2006 to approximately RMB377 per ton in 2007. Top quality raw coking coal is critical for us to maintain our operating efficiencies and deliver cleaned coal to our customers which meets their specifications. Since top quality raw coking coal is more limited in supply, its price tends to be more volatile. A general rise in coking coal prices also may adversely affect the price of, and demand for, coke and products made with coke such as pig iron, steel and concrete. This may in turn lead to a fall in demand for our products. An increase (decrease) in raw coal purchase price of 5% could decrease (increase) our income from operations by approximately $7.0 million for the year 2007. We generally have not employed forward contracts or other financial instruments to hedge commodity price risk.

Credit Risk

We are exposed to credit risk from our cash at bank and contract receivables. At December 31, 2007, we had a credit risk exposure of cash at bank of approximately $16,614,000. The credit risk on cash at bank is limited because the bank in which our cash is deposited is a very reputable bank and it is not expected to have significant credit risk. We do not require collateral or other securities to support financial instruments that are subject to credit risk. We grant credit to our customers in China. Accounts receivables are subject to credit evaluations. We periodically record a provision for doubtful collections based on an evaluation of the collectibility of contract receivables by assessing, among other factors, the customer's willingness or ability to pay, repayment history, general economic conditions and our ongoing relationship with the customers. Our customers have good payment history and our accounts are current, and we currently do not have significant bad debt provision.

CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are controls and other procedures that are designed to provide reasonable assurance that the information that we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

In connection with the preparation of our Annual Report on Form 10-K for the year ended December 31, 2007, our management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007. In making this evaluation, our management considered the material weaknesses in our internal control over financial reporting and the status of their remediation as discussed below. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2007. However, giving full consideration to the material weaknesses described below, we performed adequate analyses and procedures, including among other things, transaction reviews, account reconciliations and physical inventories, in order to provide assurance that our Consolidated Financial Statements included in our Annual Report for fiscal year 2007 were prepared in accordance with generally accepted accounting principles (“GAAP”) and present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with GAAP. As a result of these procedures, we concluded that the consolidated financial statements included in this prospectus present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with GAAP.

(b) Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for our Company, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As a result of the material weaknesses described below, our management concluded that as of December 31, 2007 we did not maintain effective internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework, issued by COSO.

A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. As of December 31, 2007, the following material weaknesses in our internal control over financial reporting existed, which had not been fully remedied and continued to exist:

(1) We did not maintain an effective control environment because of the following material weaknesses: (a) we did not effectively communicate the importance of controls throughout our Company or set an adequate tone around control consciousness; (b) we did not maintain a sufficient complement of personnel with an appropriate level of accounting and financial reporting knowledge, experience and training in the application of U.S. GAAP commensurate with our financial reporting requirements; and (c) we did not maintain an effective anti-fraud program designed to detect and prevent fraud relating to an effective whistle-blower program, a code of conduct, consistent background checks of personnel in positions of responsibility and an ongoing program to manage identified fraud risks. The control environment sets the tone of an organization, influences the control consciousness of its people, and is the foundation of all other components of internal control over financial reporting. Each of these internal control material weaknesses contributed to the material weaknesses discussed in items 2 through 6 below.

(2) We did not maintain effective monitoring controls to determine the adequacy of our internal control over financial reporting and related policies and procedures because of the following material weaknesses: (a) Our policies and procedures with respect to the review, supervision and monitoring of our accounting operations were not operating in a fully effective manner. Specifically, we did not have sufficient in-house capacity to review and supervise our accounting operations; however we engaged outside consultants and sought oversight from our audit committee if deemed necessary to help compensate for this deficiency; and (b) We did not maintain an internal audit function. Specifically, there was no personnel with an appropriate level of experience, training and lines of reporting to allow an internal audit group to function effectively in determining the adequacy of our internal control over financial reporting and monitoring the ongoing effectiveness thereof. Furthermore, timely review of vouchers, general ledger, sub-ledger and financial reporting package against U.S. GAAP either did not exist or was not sufficient. Each of these material weaknesses relating to the monitoring of our internal control over financial reporting contributed to the material weaknesses discussed in items 3 through 6 below.

(3) We did not maintain effective controls over certain of our period-end financial close and reporting processes. Specifically, we did not maintain effective controls over the preparation and review of the period-end closing procedures to ensure the completeness and accuracy of the consolidated financial statements and that balances and disclosures reported in the consolidated financial statements reconciled to the underlying supporting schedules and accounting records.

(4) We did not maintain effective controls over the post-closing adjustments. Specifically, our Chief Financial Officer, Chief Operating Officer and any other persons performing equivalent or similar functions did not adequately review or approve the post-closing adjustments.

(5) We did not maintain an effective risk assessment and management mechanism. Specifically, we lack sufficient internal mechanisms to prevent management override in a fully effective manner and to adequately assess and manage the risks relating to significant transactions; however, we engaged outside consultants and our audit committee provided oversight in establishing and reviewing the proper accounting for non-routine transactions such as acquisitions, assets exchanges and stock-based compensation.

(6) We did not maintain fully effective controls over the complete and accurate recording and monitoring of intercompany accounts. Specifically, we recorded the accounts of our holding company and our operating company subsidiary, Shanxi Coal, in one set of accounts instead of two separate accounts.

Each of the control deficiencies described in items 1 through 6 above could result in a misstatement of the aforementioned accounts or disclosures that might result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Management has determined that each of the control deficiencies in items 1 through 6 above constitutes a material weakness.

As a result of the material weaknesses described above, our management concluded that as of December 31, 2007, we did not maintain effective internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework, issued by the COSO. Based on an internal review supervised by our audit committee and assisted by independent counsel, it was determined that we did not detect an error in our 2007 guidance contained in our press release dated April 17, 2007, which mistakenly overstated the projected revenues and operating income for fiscal year 2007 and did not timely correct such error because of insufficient internal controls. We disclosed and corrected this error in our press released dated October 25, 2007 and the trading price of our common stock declined significantly immediately following the disclosure of this error. This error had no impact on our financial statements for the fiscal year ended December 31, 2007 or in any other period.

Our Annual Report on Form 10-K for the year ended December 31, 2007 did not include an attestation report of our company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to the attestation by the company’s registered public accounting firm pursuant to the temporary rules of the Securities and Exchange Commission that permit our company to provide management’s report only in that Annual Report.

Plan for Remediation of Material Weaknesses

In response to the identified material weaknesses, our management, with oversight from our audit committee, has taken certain actions to help remedy the material weaknesses, including (i) meeting quarterly with our audit committee and independent auditors to discuss our accounting policies, and (ii) improving communication and disclosure procedures by expanding our internal review of our financial statements, filings with the SEC and information disclosure to the public, including press releases, by our audit committee. Our management is also considering other remedial measures, including the engagement of external compliance consultants to support management in its efforts to improve our control environment and to remedy the identified material weaknesses. The remedial measures the management is considering are focused on (i) expanding our organizational capabilities to improve our control environment and (ii) implementing process changes to strengthen our internal control and monitoring activities.

From a control environment and organizational perspective, we are considering, among other remedial measures: (a) seeking new accounting personnel; (b) establishing our internal audit organization, which will report directly to our chairman of the board of directors and audit committee, by seeking to hire senior audit staff and/or external consultants; and (c) expanding management’s ongoing communication regarding the importance of adherence to internal controls and procedures.

In addition to strengthening our control environment and organizational capabilities, we are considering several process changes designed to strengthen our internal control and monitoring activities, including: (a) enhancing our U.S. GAAP review and application procedures by making enhancements to our accounting policies and improving or formalizing documentation of such policies, where appropriate and communicating our accounting policies to our financial and accounting personnel; (b) enhancing policies and procedures designed to detect and prevent fraud, including to adopt a code of ethics and a whistleblower policy under the guidance of our board of directors and audit committee and provide relevant training to our executive officers and relevant employees; (c) creating an organizational chart to ensure the supporting functions meet our business needs, facilitating the flow of information to appropriate personnel in a timely manner and assisting the communication among different divisions and between our company and subsidiaries; (d) establishing a systematic risk assessment approach to identify, evaluate and mitigate risks, including operational and regulatory risks, and maintain risk alerts for non-routine transactions and prevent management overrides, focusing on risk management related to critical business partners such as vendors, customers and lenders; and (e) utilizing the function of the financial department to monitor the business operations. Specifically, establish a budget and regularly compare the actual expenditure to the budget, have the audit committee periodically review, discuss and approve internal audit’s plan, scope, organizational reporting lines and status report.

We believe that the foregoing actions, if implemented, will improve our internal control over financial reporting, as well as our disclosure controls and procedures. The management is undergoing a cost and benefit analysis to determine which measures to adopt and the resources and priorities to be allocated to such measures. However, there is no certainty that all of the material weaknesses described above will be remediated by December 31, 2008. If any of the above material weakness is not cured by that time, we will have to report that our internal control over financial reporting and our disclosure controls and procedures remain ineffective as of December 31, 2008. Furthermore, certain of these remediation efforts will require significant ongoing effort and investment. Our management, with the oversight of our audit committee, will continue to identify and take steps to remedy known material weaknesses as expeditiously as possible and enhance the overall design and capability of our control environment. We intend to further expand our internal audit, accounting policy and controls and financing reporting compliance capabilities by attracting additional talent and enhancing training in such matters.

(c) Change in Internal Control over Financial Reporting

Except as otherwise discussed herein, there have been no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during the fourth fiscal quarter of fiscal year 2007 that has materially affected, or is reasonably likely to materially, affect, our internal control over financial reporting.

BUSINESS

Overview

We are a supplier of high-grade metallurgical coking coal to the industrial sector in the PRC. Our processed coking coal is primarily purchased by coke and steel producers for the purpose of making the coke required for the steel manufacturing process. Our operations are conducted exclusively by an entity in China, Shanxi Coal, which we control through 90% indirect equity ownership.

We clean raw coking coal sourced from third party coal mines primarily located in Liulin County, Shanxi Province and market the cleaned, high quality coking coal to coke and steel makers in our geographic market. Our current primary geographic markets include:

•	Shanxi Province

•	Inner Mongolia Autonomous Region

•	Hebei Province

•	Beijing

•	Tianjin

We focus on value-added coal washing processes and specialize in providing the high quality, cleaned coking coal, which is the quality level required to produce steel. The demand for the form of high quality coking coal which we produce is primarily driven by China’s industrial expansion and advancement, which depends on the availability of large amounts of steel for building infrastructure. We are not a coal mining operation and do not own any coal mines. We currently purchase raw coal from a diversified pool of local coal mines in Shanxi Province, including a number of mines in Liulin County.

Located in Liulin County, Shanxi Province, an area known as the “King of Coal” for its high quality coking coal reserves, we are strategically located in proximity to some of the highest quality coking coal reserves suitable for steel making. We expanded our coal washing capacity to 3.5 million MT per year through the acquisition in 2005 of two new coal washing facilities, which became operational in December 2005 and April 2006, respectively, and through the acquisition of another new facility in June 2007 through an assets exchange. As a large volume supplier, we expect to continue to enjoy certain advantages as we believe our primary customer base of coke and steel makers will continue to focus on suppliers that can deliver large volume, consistently high-quality coking coal. We also expect to be well positioned to serve the demand for steel production in China - mostly, coking companies that supply the steel mills and steel mills with their own coking facilities. These customers are mostly located in Shanxi Province, Inner Mongolia Autonomous Region, Hebei Province, Beijing and Tianjin, all of which are accessible by railroad which is the most cost effective method for coal transport.

Prior to our expansion we had two cleaning facilities located in Liulin County, Shanxi Province with an annual cleaned coal washing capacity of 500,000 MT. Liulin County and Zhongyang County are neighbor counties and are located approximately 120 miles southwest of Shanxi Coal’s executive offices in Taiyuan City. Shanxi Coal obtained approximately 2.3 million MT of annual clean coal capacity in late 2006 as the result of the acquisition of the New Shanxi Liulin Plant in Liulin County and acquisition of our New Zhongyang Plant in Zhongyang County, Shanxi Province. Both new plants are now fully operational. Shanxi Coal purchased this new capacity from Resources Group, a related party, with a $13,000,000 secured loan amortized over 10 years and to be paid out of Shanxi Coal’s expected revenues.

We have another facility, which is located in Lingshi County, which has an annual coal washing capacity of 1.2 million MT. We purchased this facility through an asset exchange with Lingshi Jinliao Coal & Chemical Co. Ltd. (“Lingshi Coal & Chemical”) on June 22, 2007. Upon the closing of the assets exchange, Shanxi Coal acquired all the assets of a coal washing plant of Lingshi Coal & Chemical, which has an annual coal washing capacity of 1.2 million tons and a book value of RMB 57 million (approximately $7.4 million). In exchange, Lingshi Coal & Chemical received RMB 45.5 million (approximately $5.9 million) in cash from Shanxi Coal and all the assets of a coal washing plant of Shanxi Coal located in Liulin County of the same province, which has an annual coal washing capacity of 400,000 tons and a book value of RMB 11.5 million (approximately $1.5 million).

We believe we should be well positioned to participate in the early stages of China’s modernization of the coal, coking and steel making industries. At this time, Shanxi provincial authorities are not approving new mines that produce less than 300,000 MT output per year, are closing mines that produce less than 90,000 MT per year and are consolidating existing mines into larger mines with outputs between 300,000 MT and 900,000 MT, in an effort to streamline coal mining and processing facilities around fewer and larger operations for safety and environmental reasons, as well as industry economics. By acquiring modern facilities and adhering to Shanxi Province’s emissions standards, we have adopted a business strategy that we believe fits the industry’s development path, and should make us a leader of Shanxi Province’s future coal sector. With the additional cleaning capacity and the increased annual production of high quality coking coal from Jucai Coal, we hope to achieve continued growth in our business.

Our principal executive office is located at 426 Xuefu Street, Taiyuan City, Shanxi Province, China. Our telephone number is +86 (351) 2281302 and our facsimile number is +86 (351) 7034404.

History and Background of the Company

Puda Coal, Inc. (formerly Purezza Group, Inc.) (the "Company" or “Puda”) is a corporation organized under Florida Law and headquartered in Shanxi Province, China. The Company was incorporated on August 9, 2001 to market a product called Phoslock. Phoslock is a patented product for the removal of phosphorus and other oxyanions in natural and industrial waters and wastewater streams. Prior to April 22, 2004, the Company's activities consisted of capital transactions, organization, and development of the Company's Phoslock product line.

On April 23, 2004, the Company transferred all of its assets including, cash on hand, the Phoslock product line, and all of the Company's rights under a license agreement for the use of the Phoslock product line, to Purezza Marketing, Inc. ("PMI"), a wholly owned subsidiary of the Company, a corporation organized in Florida. The Company's license agreement was with Integrated Mineral Technology Limited ("Integrated"), an Australian entity, and provided for certain fixed royalty payments by the Company. As part of the Company's asset transfer to PMI, PMI assumed all liabilities under the license agreement, which assumption was consented to by Integrated.

Concurrently with the asset transfer to PMI, the Company distributed on a pro rata basis all of its stock ownership in PMI to the holders of its common stock (the "Distribution"). After this transfer and the Distribution, PMI operated independently from the Company and as a successor to the Company's Phoslock business and operations and the Company no longer had any meaningful business assets, operations or sources of revenue, but remained a public reporting company traded on the OTC Bulletin Board.

On July 15, 2005, the Company acquired all the outstanding capital stock and ownership interests of Puda Investment Holding Limited (“BVI”), an International Business Company organized in the British Virgin Islands, through a reverse merger and BVI became a wholly-owned subsidiary of the Company. In exchange, Puda issued to the BVI Members (Ming Zhao, Yao Zhao and Worldwide Gateway Co. Ltd.) 1,000,000 shares of Series A convertible preferred stock, par value $0.01 per share, of the Company, which are convertible into 678,500,000 shares of Puda’s common stock. The purchase agreement provided that the preferred shares would immediately and automatically be converted into shares of Puda’s common stock (the “Mandatory Conversion”), following an increase in the number of authorized shares of Puda’s common stock from 100,000,000 to 150,000,000, and a 1-for-10 reverse stock split of Puda’s outstanding common stock (the “Reverse Split”). The share data has been retroactively adjusted for the Reverse Split.

On August 2, 2005, the authorized number of shares of common stock of the Company was increased from 100,000,000 shares to 150,000,000 shares. On September 8, 2005, Puda completed the Reverse Split. Following the Mandatory Conversion of preferred shares and the Reverse Split, the BVI Members received, in the aggregate, approximately 67,850,000 shares of the total of 73,750,000 then outstanding shares of Puda’s common stock, representing 92% of the outstanding shares of Puda’s common stock.

BVI is an International Business Company incorporated in the British Virgin Islands on August 19, 2004 and it has a registered capital of $50,000. BVI did not have any operating activities since August 19, 2004 (inception).

BVI, in turn, owns all of the registered capital of Shanxi Putai Resources Limited (formerly, Taiyuan Putai Business Consulting Co., Ltd.) (“Putai”), a wholly foreign owned enterprise (“WFOE”) registered under the wholly foreign-owned enterprises laws of the People’s Republic of China (“PRC”). Putai was incorporated on November 5, 2004 and has a registered capital of $20,000. Putai did not have any operating activities from November 5, 2004 (inception) until June 24, 2005 when it entered into certain operating agreements with Shanxi Puda Coal Group Co., Ltd. (formerly, Shanxi Puda Resources Co. Ltd.) (“Shanxi Coal”), a company with limited liability established under the laws of the PRC.

Shanxi Coal was established on June 7, 1995. Shanxi Coal mainly processes and washes raw coal and sells from its plants in Shanxi Province, high-quality, low sulfur refined coal for industrial clients mainly in Central and Northern China. Shanxi Coal has a registered capital of RMB22,500,000 ($2,717,000) which is fully paid-up. Prior to our acquisition of 90% of the capital stock of Shanxi Coal on November 8, 2007, the owners of Shanxi Coal were Mr. Ming Zhao (80%) and Mr. Yao Zhao (20%). Ming Zhao is the chairman and chief executive officer of Puda. Yao Zhao was the chief operating officer of Puda until his resignation became effective on November 20, 2006. Ming Zhao and Yao Zhao are brothers.

On June 24, 2005, Putai and Shanxi Coal entered into an Exclusive Consulting Agreement, an Operating Agreement, and a Technology License Agreement (collectively, these agreements are referred to herein as the “Operating Agreements”). Under the Operating Agreements, Putai agreed to advise, consult, manage and operate Shanxi Coal’s business, to provide certain financial accommodations to Shanxi Coal, and to license certain technology to Shanxi Coal for use in its business, in exchange for Shanxi Coal’s payment of all of its operating cash flows to Putai. Under the Exclusive Option Agreement dated June 24, 2005, each of the holders of the registered capital of Shanxi Coal granted Putai the exclusive right and option (the “Option”) to acquire all of their registered capital of Shanxi Coal at Putai’s sole and absolute discretion for a purchase price equal to the actual capital contributions paid in by the holders of the registered capital of Shanxi Coal for their respective purchase of the shares at the time of original issuance of the registered capital by Shanxi Coal. The amount of the registered capital of Shanxi Coal as of the date of the Exclusive Option Agreement totaled RMB22,500,000 ($2,717,000). The Option purchase price which equals the registered capital of Shanxi Coal was recorded as temporary equity under the caption “Option to buy-out Shanxi Coal”. The exercise of the Option is analogous to creating a second class of common stock, which is referred to as “Option holder preference” on the consolidated statements of operations. Putai was further authorized to exercise the voting rights of the holders of the registered capital of Shanxi Coal and to act as the representative for such holders in all matters respecting Shanxi Coal’s registered capital. Prior to Putai’s exercise of the Option on September 13, 2007 and the acquisition of 90% of the total capital stock of Shanxi Coal on November 8, 2007, although Puda owned none of the outstanding equity interests in Shanxi Coal, the Operating Agreements provided Puda control over Shanxi Coal and the risks and rewards associated with equity ownership.

Immediately after the Mandatory Conversion and Reverse Split, the percentages owned by Mr. Ming Zhao and Mr. Yao Zhao in the Group companies were as follows:

•	Puda Coal, Inc.: Mr. Ming Zhao (approximately 74%); Mr. Yao Zhao (approximately 18%) held directly.

•	Puda Investment Holding Limited (“BVI”): Mr. Ming Zhao (approximately 74%); Mr. Yao Zhao (approximately 18%) held indirectly through Puda.

•	Taiyuan Putai Business Consulting Co., Ltd. (now known as Shanxi Putai Resources Limited): Mr. Ming Zhao (approximately 74%); Mr. Yao Zhao (approximately 18%) held indirectly through Puda and BVI.

•	Shanxi Puda Coal Group Co., Ltd.: Mr. Ming Zhao (80%); Mr. Yao Zhao (20%) held directly.

On September 13, 2007, Putai exercised the option to acquire 90% of the total capital stock of Shanxi coal pursuant to a Share Transfer Agreement between Putai and the owners of Shanxi Coal, the Zhao brothers. Upon the closing of the acquisition on November 8, 2005, the Operating Agreement and the Authorization Agreement entered into on June 24, 2005 among Putai, Shanxi coal and the owners of Shanxi Coal were terminated and, our control over Shanxi coal was changed from contractual control to equity ownership control.

Corporate Structure

Our company has an offshore holding structure commonly used by foreign investors with operations in China. We are a Florida corporation which owns Puda Investment Holding Limited or BVI, an International Business Company incorporated in the British Virgin Islands; BVI owns Putai, a wholly foreign-owned enterprise established under the laws of the PRC.

Our operations are conducted exclusively through Shanxi Coal, a PRC limited liability company. Prior to November 8, 2007, when our indirect wholly owned subsidiary Putai acquired 90% of the total capital stock of Shanxi Coal, Shanxi Coal was wholly owned by our Chief Executive Officer, Ming Zhao (80%) and his brother Yao Zhao (20%), who is a manger of the coal washing plants of Shanxi Coal. Both Ming Zhao and Yao Zhao are PRC citizens. Prior to the acquisition of Shanxi Coal by Putai effective on November 8, 2007, Puda did not have a direct equity interest in Shanxi Coal; however, through the Operating Agreements, our wholly owned subsidiary Putai managed and controlled the operations of Shanxi Coal and received all of the economic benefits of Shanxi Coal and bore all of the risks derived from Shanxi Coal’s operations. Through the Operating Agreements, Putai was entitled to receive 100% of the net income of Shanxi Coal, and Putai guaranteed the performance of all contracts, agreements and transactions executed by Shanxi Coal and related to Shanxi Coal’s business. The Operating Agreements consisted of the (i) Exclusive Consulting Agreement, (ii) Operating Agreement, (iii) Technology License Agreement, and (iv) Exclusive Option Agreement, each entered into on June 24, 2005. These agreements were filed with the SEC on July 18, 2005 as exhibits to a Form 8-K and are incorporated by reference as exhibits into the registration statement that contains this prospectus. Putai is a wholly foreign owned enterprise (“WFOE”) under Chinese laws. Putai’s capital stock is 100% directly owned by BVI, an International Business Company incorporated in the British Virgin Islands. BVI is a wholly-owned subsidiary of Puda Coal.

(i) Exclusive Consulting Agreement.

Under the Exclusive Consulting Agreement between Putai and Shanxi Coal, Putai agreed to provide business consulting services to Shanxi Coal as its exclusive business consulting services provider and in turn, received 30% of Shanxi Coal’s net income for each fiscal year. The business consulting services included (1) providing consulting services on Shanxi Coal’s businesses, (2) providing business consulting on management, marketing, and business planning, (3) training of management personnel, and (4) providing other business consultation and services that Shanxi Coal may reasonably request. Any intellectual property developed under this arrangement would become the property of Putai. This agreement had a term of 10 years and could be automatically renewed for an additional 10 years or any other renewal term unless terminated. During the initial or renewal term, this agreement could not be terminated by Shanxi Coal. It could be terminated by Putai at any time with a 30-day notice.

(ii) Operating Agreement.

Under the Operating Agreement among Putai, Shanxi Coal, Ming Zhao and Yao Zhao, Putai agreed to guarantee the performance of contracts, agreements and transactions executed by Shanxi Coal and in return, Putai received 50% of Shanxi Coal’s net income for each fiscal year. Net income was calculated in accordance with U.S. GAAP based on Shanxi Coal’s financial statements as reviewed or audited by the Company’s auditors. Pursuant to the Operating Agreement, Shanxi Coal, together with Ming Zhao and Yao Zhao, agreed to not conduct any transaction which may materially affect Shanxi Coal’s assets, obligations, rights or business without prior written consent of Putai and agreed to appoint personnel recommended by Putai as the management of Shanxi Coal. This agreement had a term of 10 years and could be automatically renewed for an additional 10 years or any other renewal term unless terminated. During the initial or renewal term of the agreement, the agreement could not be terminated by Shanxi Coal or by Ming Zhao or Yao Zhao in their individual capacities as parties to the agreement. It could be terminated by Putai at any time with a 30-day notice. The option was exercised by Putai on September 13, 2007 and on November 8, 2007 Putai acquired 90% of the registered capital of Shanxi Coal.

(iii) Technology License Agreement.

Under the Technology License Agreement between Putai and Shanxi Coal, Putai granted to Shanxi Coal a non-exclusive, world-wide, revocable license to the water supported jig washing methods for the purpose of using, designing, developing and manufacturing derivative products, providing services by applying derivative products, or selling or otherwise distributing derivative products in the coal crushing, preparation and cleaning markets. Shanxi Coal was authorized to sub-license to any third party, provided that a prior written approval from Putai was obtained and a royalty sharing agreement was reached between Shanxi Coal and Putai for such sub-license. As royalty payments, Shanxi Coal agreed to pay Putai $50,000 within 30 days after the execution of this agreement and 20% of Shanxi Coal’s net income for each fiscal year. Net income was calculated in accordance with U.S. GAAP based on Shanxi Coal’s financial statements as reviewed or audited by the Company’s auditors. This agreement did not have a fixed term. Shanxi Coal could not terminate this agreement and Putai had the right to terminate the agreement at any time with a 30-day notice.

(iv) Exclusive Option Agreement

Under the Exclusive Option Agreement among Putai, Shanxi Coal, Ming Zhao and Yao Zhao, Ming Zhao and Yao Zhao, then holders of all of the registered capital of Shanxi Coal, granted Putai an irrevocable, exclusive right and option to acquire all of the registered capital of Shanxi Coal at Putai’s sole and absolute discretion for a purchase price equal to the actual capital contributions paid in by the holders of the registered capital of Shanxi Coal. The amount of the registered capital of Shanxi Coal as of the date of the Exclusive Option Agreement totaled RMB22,500,000 ($2,717,000). This agreement had a term of 10 years and could be automatically renewed at Putai’s election for an additional 10 years or any other renewal term. During the original or renewal term, Shanxi Coal and the Zhaos in their individual capacities as parties to the agreement could not terminate the agreement, but Putai had the right to terminate the agreement at any time with a 30-day notice.

Putai was further authorized by an Authorization from Ming Zhao and Yao Zhao dated June 24, 2005 to exercise all of the voting rights of the holders of the registered capital of Shanxi Coal and to act as the representative for such holders in all matters respecting Shanxi Coal’s registered capital, including but not limited to, (i) appointment of Putai as the duly authorized representative of such holders, (ii) participation in the meeting of the holders and voting of the registered capital of Shanxi Coal, (iii) appointment of Shanxi Coal’s directors, and (iv) audit of the financial information of Shanxi Coal. This authorization had a term of 20 years, and within 3 months prior to the expiration of the original term, Putai could elect to renew the authorization for an additional 20 years or any other renewal term.

Prior to the acquisition of Shanxi Coal by Puda through Putai, although Puda did not own Shanxi Coal, under accounting principles generally accepted in the United States of America, or U.S. GAAP, Shanxi Coal was included in Puda’s consolidated financial statements because its contractual arrangements with Puda provided Puda with the risks and rewards associated with equity ownership and granted Puda control over Shanxi Coal.

The Operating Agreements appointed China International Economic and Trade Arbitration (“CIETAC”) as the dispute resolution mechanism and these agreements were governed by PRC law. In the event of a breach of the agreements, the Company would have remedies under PRC Contract Law and Company Law. According to Chapter VII of PRC Contract Law, remedies for breach of contract include specific performance, payment for damage, and corrective measures. In addition, under the Technology License Agreement, Shanxi Coal expressly acknowledged that the licensed technology was a trade secret of Putai, the disclosure of which would cause substantial harm to Putai that could not be remedied by payment of damages alone and Putai will be entitled to preliminary and permanent injunctive relief and other equitable relief for any breach of this agreement. If the Company brought an arbitration petition to CIETAC, CIETAC would be able to render an arbitration award that grants one or more forms of relief discussed above. If the breaching party did not voluntarily comply with the arbitration award, the other party could seek enforcement of the award in a Chinese court.

Ming Zhao and Yao Zhao are brothers and significant shareholders of Puda Coal. As of December 31, 2007 Ming Zhao owns approximately 50.45% and Yao Zhao owns approximately 12.61% of total outstanding shares of common stock of Puda Coal and assuming conversion of all of the notes and exercise of all outstanding warrants, they will own approximately 42.1% and 10.5% of total outstanding shares of common stock, respectively.

Our company was initially structured in this way because our acquisition of Shanxi Coal would have to have been paid in cash, not stock. Chinese law would not have permitted us to acquire Shanxi Coal in exchange for stock in our company. This would have required a large influx of cash, which was not readily available to us at the time the contractual structure was designed. Structured in this way, our Company was able to accumulate funds prior to exercising our option to purchase Shanxi Coal. We established Putai as a WFOE. There are no restrictions on paying dividends from China to a WFOE.

On September 13, 2007, Putai exercised its option to acquire capital stock of Shanxi Coal and entered into a Share Transfer Agreement with the owners of Shanxi Coal, the Zhao brothers, to acquire 90% of the total registered capital of Shanxi Coal and to terminate the Operating Agreements entered into on June 24, 2005 among Putai, Shanxi Coal and the owners of Shanxi Coal. On November 8, 2007 upon the receipt of an approval of the acquisition from the Chinese government, the acquisition became effective and Putai became a 90% owner of Shanxi Coal. The Operating Agreements were terminated on the same date.

The following chart depicts our organizational structure as of December 31, 2007.

Coal Cleaning

Coal cleaning is the physical process and the stage in coal production when the raw “run-of-mine” coal is processed into a range of cleaned, graded, and uniform coal products suitable for the commercial market. Shanxi Coal specializes in providing cleaned coking coal for the steel making industry and is located in Shanxi Province - the heartland of China’s raw coal and coke production. High quality, cleaned coking coal is best suited for making coke for purposes such as steel manufacturing.

Cleaned coking coal contains fewer impurities, and the cleaning process can reduce the ash content of raw coal by 50% and lower emissions of carbon dioxide (CO2) and sulfur dioxide (SO2). High-quality, cleaned coking coal provides increased commercial value, reduced ash content, reduced SO2 and CO2 emissions, and reduced transportation requirements compared to raw coking coal. Depending on customers’ specifications and requirements, we purchase different qualities of raw coking coal as inputs, mix them together and prepare them into a consistent quality, cleaned coking coal. With Shanxi Coal’s over ten years experience in mixing coal and our raw coal supply sources, we consistently provide cleaned coking coal with an external, or total, ash content of less than 9.5% and maximum 0.6% sulfur content, the industry specification for coking coal, which can be further processed (through a coking process) into coke - a primary feedstock for iron and steel making. We consistently meet or exceed these industry specifications for cleaned coking, although most steel and coke makers are forced to accept off-specification coking coal (external ash content exceeding 9.5%) due to the limited supply of specification grade coking coal.

To produce consistent quality clean coking coal meeting steel makers specifications (less than 9.5% external ash content and 0.6% maximum sulfur content), we mix about 55% to 60% of high quality raw coking coal by weight with 40% to 45% lower quality raw coking coal by weight. Although the supply of high quality raw coking coal is limited even in Shanxi Province, we currently have direct access to an adequate supply of the high quality raw coking coal through Jucai Coal, two related party mines and two non-related party mines. Meanwhile, the lower-quality raw coking coal is available in more supply and is less difficult to source.

Two coal cleaning processes predominate in the industry: dense medium (“DM”) separation and jig washing. Both processes are widely applied throughout the world. Jig washing is perceived as a simpler, lower-cost option than DM separation and a range of improved jigs has continued to find wide application in Germany, India, and China. During the coal cleaning process, either water (for wet washing method) or air (dry washing method) can be used as the medium for the cleaning and beneficiation. The dry coal beneficiation process was widely used in Europe and the United States during the period 1930-1965, but was later abandoned largely because separation was not accurate, available technology severely restricted feed size and throughput and moisture presented a major inhibiting factor on performance. There remain a small number of dry coal beneficiation units in operation, particularly in some areas of China where water is scarce.

Our cleaning facilities use a proprietary, water supported jig washing technology that management believes gives it a competitive advantage in providing high quality, cleaned coking coal for China’s steel making industry.

We also have our own wells as a water source for our coal cleaning process and, together with the recycling of water from the coal cleaning system, our plants have a sufficient and reliable supply of water for our existing operations.

Coal Washing Industry in China; Competition

Coal plays a fundamental role in the global economy. China is both one of the largest consumers and producers of coal in the world. Based on China’s official statistics, in 2005 China’s coal production reached 2.19 billion MT, a 15% increase over 2004. In 2006, the raw coal production was 2.38 billion MT, a 9% increase over 2005. In 2007, the raw coal production was 2.52 billion MT, a 6% increase over 2005. Coal, in its raw or processed forms, is mainly used in four major industries:

•	Coal-fired power plants

•	Steel manufacturing

•	Metallurgy of non-ferrous metals

•	Cement production

Steel production is highly dependent on high quality coking coal feedstock. Based on the statistics of International Iron and Steel Institute, China was the largest steel producer in the world producing 349 million MT and 423 million MT in 2005 and 2006, respectively, representing 31% and 34% of the world’s total steel production in 2005 and 2006, respectively. The next two largest steel producers in the world - Japan and the United States - produced a combined 207.4 million MT and 214.8 million MT in 2005 and 2006, respectively, or 18% and 17% of global production in 2005 and 2006, respectively.

Steel is a key component of the rail systems, bridges, ports, airports, construction projects and car production spearheading China’s economic growth. Based on the statistics of International Iron and Steel Institute, China’s steel consumption totaled 384.4 million MT in 2006, or 31% of total global steel consumption. Imports of steel by China fell 18% in 2005 to 27.3 million MT, from 33.2 million MT in 2004. Exports by China grew 36% in 2005 to reach 27 million MT from 33.2 million MT in 2004, a 25% increase.

We expect that China’s growing appetite for steel production should continue for at least the next few years. Real estate construction in China continues to boom, and the Beijing 2008 Olympics, the 2010 Shanghai World Expo and the Three Gorges Dam projects are expected to help fuel the growth. However, as China’s demand for steel grows, government authorities have taken the initial steps to modernize the coal, coking and steel making industries. At this time, the Shanxi provincial authorities are not approving new mines that produce less than 300,000 MT output per year, are closing mines that produce less than 90,000 MT per year and are consolidating existing mines into larger mines with outputs between 300,000 MT and 900,000 MT, in an effort to streamline coal mining and processing facilities around fewer and larger operations for safety and environmental reasons, as well as industry economics.

By acquiring modern cleaning facilities and adhering to Shanxi Province’s emissions standards, we believe we have adopted a business strategy that fits the industry’s development path. And with Jucai Coal’s mining improvement and expansion plans and our long-standing relations with our customers - mostly, coking companies that supply the steel mills and steel mills with their own coking facilities - we may in the future increase our market share of cleaned coking coal sold in Shanxi Province.

In China, many coal mines do not have their own coal cleaning facilities or have inadequate cleaning capacities. Coal cleaning companies, such as Shanxi Coal, were established to meet the demand for cleaned coal. With our capacity of 3.5 million MT of annual cleaned coal, we believe that we should be able to participate in the early stages of China’s modernization of the coal, coking and steel making industries.

Although there are many coal cleaning plants located in the northeast China, the lower quality of the raw coal in this region makes these plants less competitive in the cleaned coal market, especially in the coking coal market which serves the steel making industry and coal-fired electric utilities. Lower quality coal markets include metallurgy of non-ferrous metals and cement production - neither of which are attractive market segments for us.

Raw Coal Supply

One of our competitive advantages is our access to the high quality raw coking coal in Liulin County, Shanxi Province - an area known as China’s “King of Coal”, which has the highest processing yield and the lowest processing cost of any coking coal in China. We are not a coal mining operation and do not own any coal mines. However, our coal cleaning facilities are located in Liulin County, Shanxi Province, where high-quality coking coal reserves exist. Proximity to this high quality raw coking coal is critical to us for many reasons, including:

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High quality raw coking coal is needed to consistently meet our customer specifications for cleaned coking coal, with our larger customers insisting on even greater levels of quality consistency to improve the operating efficiency, pollution control and profits of their operations.

•
If we are required to use a lower quality of raw coking coal, the yield, or the volume of cleaned coking coal produced from a MT of raw coking coal, will be reduced and adversely affect our gross margins.

•
The further the cleaning facilities are from the mines, the higher the cost to transport raw coal from the mines to the cleaning facilities, a cost typically absorbed by the coal cleaning facility. Our current and new cleaning facilities are all located in close proximity to our major raw coking coal sources, especially Jucai Coal and the other two related party mines.

Liulin County has the largest reserves of high quality raw coking coal in China. Raw coking coal, which has a range of quality characteristics, has a maximum sulfur content of 0.6%, an internal ash content of 4% to 7%, and an external ash content of 10% to 14%. External ash content is the measure of the total ash content of the coal. The process of coal washing is applied to raw coking coal in order to reduce the amount of its external ash content, or total ash content, so that it can be used by steel manufacturers. Steel and coke makers generally require, although they do not always receive, cleaned coking coal to meet a minimum specification of maximum 0.6% sulfur content and 9.5% external, or total, ash content. Since the coal cleaning process does not reduce the internal ash content, higher quality raw coking coal is preferred for producing a consistent quality, cleaned coking coal meeting the steel and coke makers’ specifications.

We are supplied raw coking coal by a number of mines in Liulin County as well as other mines in Shanxi Province. The high quality raw coking coal we need to source and process to meet the quality level required by steel makers is more difficult to access in China than medium and low quality raw coal, which is a commodity and more readily available. Our primary supplier of high quality raw coking coal is Jucai Coal, a coal mine that is owned 75% by Yao Zhao, a manager at the coal washing plants of Shanxi Coal and brother of our CEO, Ming Zhao, and a 12.61% (10.53% after the Conversion) stockholder of Puda. In addition to us, Jucai Coal also supplies high grade coal to other unrelated persons.

Jucai Coal has committed to supply us with our high quality raw coking coal requirements, and as a result, we believe that we will have access to sufficient high quality coking coal to meet our needs for the foreseeable future, even as we increased our cleaned coking coal washing capacity. Jucai Coal sold us 135,273 MT, 375,177 MT and 343,758 MT in 2005, 2006, and 2007, respectively.

We currently have a preferred supply arrangement with Jucai Coal. This agreement gives us priority over its other customers and subject to its output capacity, has agreed to supply us with our entire high quality raw coking coal requirements pursuant to a coal supply agreement. We receive favorable pricing terms which are at a RMB30 to RMB50 discount per MT from the price Jucai Coal sells its high quality raw coking coal to its other customers. Payment terms are based on industry standards of 75% of the total purchase price is paid by us to Jucai Coal at delivery with the balance due within 30 days after delivery. Furthermore, Jucai Coal is required to maintain the quality of the coking coal at high quality which requires that such coking coal shall have a maximum 4% internal ash content, maximum 0.6% sulfur content, and external ash content of less than 10%. This preferred supply agreement expires by its terms on November 17, 2015 and may be terminated sooner if both parties agree to do so.

We also source raw coking coal from two major coal mines located in Liulin County near our cleaning facilities. These mines produce quality coking coal, although not at the quality level which Jucai Coal produces. These suppliers provide raw coking coal with maximum 0.6% sulfur content, 7% internal ash content, and 12 to 14% external ash content. These suppliers are:

•	Liujiazhuang Coal Mine - Shanxi Coal purchased about $2,522,655, $6,270,458 and $8,065,596 of raw coal from this mine in 2005, 2006 and 2007, respectively.

•	Liulin Dadongzhuang Coal Mine - Shanxi Coal purchased about $4,443,774, $5,995,774 and $7,880,949 of raw coal from this mine in 2005, 2006 and 2007, respectively.

In addition, we have access to quality raw coking coal through Resources Group, which is also controlled by Ming Zhao (80%) and by Yao Zhao (10%). Ming Zhao is CEO and Chairman of the Board of Directors of Puda, Yao Zhao is Ming Zhao’s brother and a manager of the coal washing plants of Shanxi Coal. They are also significant shareholders of Puda, owning 50.45% and 12.61% of our common stock, respectively (42.12% and 10.53% respectively after the Conversion).  Resources Group has raw coking coal available from Miao Wan Coal Mine in Liulin County and Zhongyang Coal Mine in Zhongyang County, Shanxi Province. These two mines produce raw coking coal with maximum 0.6% sulfur content, 7% internal ash content, and 12 to 14% external ash content. Miao Wan Coal Mine and Zhongyang Coal Mine each have current annual production of 400,000 MT, while Zhongyang Coal Mine is expected to increase its output due to upgrades and additions to their mining machinery.

We are supplied and have access to lower quality coking coal from a number of other coal mines in Shanxi Province which produce raw coking coal with an internal ash content in excess of 7%. Sources of lower quality coking coal are plentiful around our cleaning facilities, and this lower quality coking coal typically sells at a discount to the prevailing high quality raw coking coal.

In each of 2007 and 2006, we had 16 raw coal suppliers and only one of them, Jucai Coal, accounted for more than 10% of our total raw coal supply for that year (10.9% in 2007 and 14.3% in 2006). In 2005, we had 13 raw coal suppliers and four of them, Jucai Coal, Liulin Dadongzhuang Coal Mine, Yumenzhen Coal Mine and Liulin Nanpo Coal Mine, accounted for more than 10% of our raw coal supply for that year (13.6%, 11.0%, 10.3% and 10.0%, respectively).

 Prices for raw coking coal are generally negotiated by the parties. Jucai Coal typically sells its high quality coal to third parties at the higher end of the guided price range. However, sales of its high quality coal to us are priced at the lower end of the guided price range and we currently receive a discount equal to RMB30 to RMB50 per MT from the price charged by Jucai Coal to its other customers. This favorable raw coal pricing, coupled with the high coal quality from Jucai Coal, allows us to be price competitive to obtain new business.

Operations

Prior to our recent expansion we operated two coal cleaning facilities in Liulin County, Shanxi Province. These two facilities have been strategically located in Liulin County.

•
Shanxi Liulin Jucai Plant - This facility, which we ceased operating on December 31, 2005, has an annual clean coal washing capacity of 100,000 MT. It is located in Liulin County and was leased to us by Jucai Coal. The leasing agreement was entered into on December 2, 2001 for a term of 5 years. The cost for the leased capacity was approximately $604,000 annually with four quarterly payments per year. This plant is located about 5 miles from the cleaned coal storage facility used by us to store clean coal until customer pick up. The lease for this plant expired in December 31, 2005 and was not renewed.

•
Shanxi Liulin Dongqiang Plant - This facility has an annual clean coal washing capacity of 400,000 MT. This facility is owned by Shanxi Coal, has a land area of approximately 1.5 hectares, and is located about 15 miles from Jucai Coal. This plant is located about ½ miles from the cleaned coal storage facility used by Shanxi Coal.

Shanxi Coal, our operating company, has over 10 years of experience in sourcing and mixing different quality of raw coals. Since 1995, Shanxi Coal has processed about 3 million MT of different quality raw coals and we believe that because of this experience we can produce the optimum raw coking coal mix which typically results in lower effective cost per MT of raw coking coal blended input. An optimum raw coal blended input also is a primary determinate in achieving high processing yield. Processing yield is measured by the metric tons of cleaned coking coal produced per MT of raw coal blend inputs. A lower quality raw coal blend input will generally reduce the yield, which typically is about .70 MT of cleaned coal per 1 MT of raw coal, although this yield is expected to increase with the new facilities. Optimizing raw coal mixing to achieve the desired clean coal specification not only allows Shanxi Coal to extend its high quality raw coal supply, but also allows it to capture a greater gross profit margin.

On the other hand, if high quality raw coals are not available, our gross margins will be adversely affected if we are required to use a greater volume of lower quality raw coal input and still produce the clean coal specification required by our customers. Two primary factors contribute to this reduced gross profit margin. First, with a higher volume of lower quality raw coal, our processing yield falls. Second, the increased lower quality raw coal content increases our processing costs per ton.

As substantially all of our business operations are conducted in China, our results of operations, financial condition and prospects are subject to economic, political and legal developments in China, currency fluctuations and other risks relating to doing business in China. For a detailed description of these risks, see risk factors sections under the sub-heading “Risks Relating to Doing Business in China”, starting from page 12.

Expansion

We have significantly expanded our coal cleaning capacity through the acquisition of our New Shanxi Liulin Jucai Plant and the New Zhongyang Plant in 2005 and the assets exchange with Lingshi Coal & Chemical regarding the Lingshi Plant.

•
New Shanxi Liulin Jucai Plant - This facility, which is adjacent to the formerly leased Shanxi Liulin Jucai Plant in Liulin County and located in Liulin County about 2 miles away from Jucai Coal, has an annual cleaning capacity of 1.1 million MT. After completing its testing phase, the New Shanxi Liulin Jucai Plant became fully operational in December 2005. This new facility has separate land use rights owned by Shanxi Coal. Shanxi Coal purchased New Shanxi Liulin Jucai Plant from Resources Group, a related party, at cost for approximately $5,800,000 of which $900,000 is for the 50-year land use rights, $1,000,000 is for the plant and $3,900,000 is for the equipment. Resources Group financed the new facility under a loan.

•
New Zhongyang Plant - This facility, which is located in Zhongyang County approximately 15 miles from Jucai Coal and about 3 miles from Resources Group’s Zhongyang Coal Mine, has an annual cleaning capacity of 1.2 million MT. This facility became fully operational in April 2006. The new facility has a large storage facility and rail dock. We purchased New Zhongyang Plant from Resources Group at cost for approximately $7,200,000 of which $2,000,000 is for the 50-year land use rights, $1,000,000 is for the plant and $4,200,000 is for the equipment. Resources Group financed the new facility under a loan.

•
New Lingshi Plant - This facility, which is located in Lingshi County, has an annual coal washing capacity of 1.2 million MT. We purchased this facility through an asset exchange with Lingshi Jinliao Coal & Chemical Co. Ltd. (“Lingshi Coal & Chemical”) on June 22, 2007. Upon the closing of the asset exchange, Shanxi Coal acquired all the assets of a coal washing plant of Lingshi Coal & Chemical, which has an annual coal washing capacity of 1.2 million tons and a book value of RMB 57 million (approximately $7.4 million). In exchange, Lingshi Coal & Chemical received RMB 45.5 million (approximately $5.9 million) in cash from Shanxi Coal and all the assets of a coal washing plant of Shanxi Coal located in Liulin County of the same province, which has an annual coal washing capacity of 400,000 tons and a book value of RMB 11.5 million (approximately $1.5 million).

We have a total annual cleaned coking coal capacity of approximately 3.5 million MT. These new facilities incorporate state-of-the-art processes and systems, including a new recycling process capable of recycling the lost raw coal volume and producing higher yield. Management expects that these new facilities will increase the yield realized on 1 MT of raw coal blend input from .69-.76 MT of cleaned coking coal to .83 MT of cleaned coking coal. The addition of this new cleaning capacity is the cornerstone of our strategic growth plan.

The New Shanxi Liulin Jucai Plant and the New Zhongyang Plant were acquired at an aggregate cost of approximately $13 million, paid through a 6% secured loan payable to Resources Group that will be amortized over 10 years. The loan is secured by the assets which were purchased.

Resources Group also has a large storage facility in Liulin County near our Shanxi Liulin Dongqiang Plant which holds cleaned coal processed in our cleaning facilities. The storage facility has a railway dock and spur with access to local rail. Resources Group also owns a coal mining equipment manufacturer and distributor. The assets held by Resources Group, owned by the Zhaos, provide us with potential access to coking coal supply, a large storage facility and machinery.

With our significant expansion of coking coal cleaning capacity, we believe that we should be well positioned to participate in the early stages of China’s modernization of the coal, coking and steel making industries. At this time, Shanxi provincial authorities are not approving new mines that produce less than 300,000 MT output per year, are closing mines that produce less than 90,000 MT per year and are consolidating existing mines with outputs between 300,000 MT and 900,000 MT into larger mines, in an effort to streamline coal mining and processing facilities around fewer and larger operations for safety and environmental reasons, as well as industry economics. By acquiring modern facilities and adhering to Shanxi Province’s emissions standards, we have adopted a business strategy that we believe should fit the industry’s development path and should make us a leader in Shanxi Province’s coal industry.

As we strengthen our market position and increase our capacity with state-of-art, highly-efficient processing facilities and equipment, we believe we will be more competitively positioned to gain market share at the expense of small coal cleaning facilities that have less efficient processing and lack economies of scale.

Customers

Most of our current customers are China coke producers (who then sell their coke to major steel makers) and steel mills that have their own coking facilities. In 2005 we sold 677,654 MT of cleaned coking coal to 12 different customers, only two of which accounted for more than 10% of our total tonnage sales for that year (Baotou Steel Group, 15.2%, and Liulin Coal Clean Plant, 12.8%). In 2006 we sold 1,758,062 MT of cleaned coking coal to 16 different customers, only one of which accounted for more than 10% of our total tonnage sales for that year (Baotou Steel Group, 19.9%). The tonnage sale in 2006 represents an increase of over 159% from 2005, due primarily to continued strong demand from existing and new customers and increased production capacity because of the new Liulin Jacai Plant and Zhongyang Plant. In 2007, we sold 2,012,701 MT of cleaned coking coal to 18 customers, only one of which accounted for more than 10% of our total tonnage sales for that year (Baotou Steel Group, 13.1%). The tonnage sale in 2007 represents an increase of 14% from 2006 due primarily to increased demand from existing and new customers and increased production capacity because of the new Lingshi Plant.

With railroad access to Shanxi Province, Inner Mongolia Autonomous Region, Hebei Province, Beijing and Tianjin, we can readily service the growing appetite for steel production among its long-standing coke producing and steel mill customers. Our current primary geographic markets include:

•	Shanxi Province

•	Inner Mongolia Autonomous Region

•	Hebei Province

•	Beijing

•	Tianjin

In Shanxi Province alone, the independent coke producers supply 50% of China’s coke and 80% of China’s exported coke. We believe that much of the demand for coking coal is currently satisfied by off-specification grade coking coal of a lower quality since the specification grade coking coal supply is so limited. If we are correct, this gap between market demand and supply presents an opportunity for us. This is the market which we intend to continue to pursue aggressively as we believe steel makers will continue to focus on suppliers that can deliver large volume, consistent quality, and specification grade coking coal at competitive prices.

We believe that the outlook for China’s steel making industry remains promising due to China’s construction boom, policies designed to boost development of the country’s western provinces, huge infrastructure projects such as the construction of the largest dam in the world (the Three Gorges Dam), the 2008 Beijing Olympic Games and the 2010 Shanghai World Expo. We further believe that coal exports will be another developing sales channel for us in the next few years.

Employees

We had approximately 245 employees as of December 31, 2007, all of whom are full-time employees. The following table shows the breakdown of the number of employees by departments.

Department	Job Title / Responsibility	Number of Employees
Corporate	President, Vice Presidents, Managers	9
Finance	Finance and Accounting	10
Supply; Marketing and Sales	Purchase raw coal and maintain relationship with suppliers; Sell cleaned coal, maintain relationship with customers, and acquire new customers	34
Transportation	Short-range truck drivers (within plant)	8
Production	Produce cleaned coal	155
Quality Control	Quality check on input (raw coal) and output (cleaned coal)	17
Reception and Security	Administrative matters on reception and security	12
Total		245

Distribution

We sell our clean coking coal through a direct sales force of approximately 25 full-time employees who market directly to our customers, who are mostly coking companies that supply steel mills and steel mills with their own coking facilities. We do not have any agreements with any third-party distributors or wholesalers. While individual sales might be made to a customer who is not subject to a supply agreement if requested and we had adequate capacity at the time, most of our sales are pursuant to agreements which are signed for one-year terms, with annual renewals. Our customers are mostly located in Shanxi Province, Inner Mongolia Autonomous Region, Hebei Province, Beijing and Tianjin, all of which are accessible by rail lines, which is the most cost effective method for coal transport.

Intellectual Properties

Our cleaning facilities use a proprietary, water supported jig washing technology that management believes gives it a competitive advantage in providing high quality, cleaned coking coal for China’s steel making industry.

We have no patents, trademarks, other licenses, franchises, concessions or royalty agreements. In 2007, 2006 and 2005, we did not incur any expenditure on research and development activities.

Governmental Approvals

We are not required to obtain any governmental approvals for our products and coal cleaning process and we do not expect any probable government regulations on our products or coal cleaning process in the foreseeable future. We have satisfied all the regulatory (including environmental) requirements of the Chinese government relating to the coal cleaning process.

PROPERTIES

Shanxi Coal has the following facilities for the production of cleaned coking coal:

The lease for the Shanxi Liulin Jucai Plant, which Shanxi Coal leased from Jucai Coal, expired on December 31, 2005 and was not renewed. The Shanxi Liulin Dongqiang Plant, which is located in Liulin County, Shanxi province and owned by Shanxi Coal, has annual capacity of 400,000 MT. Shanxi Coal has significantly increased its coal cleaning capacity through its acquisition of a new facility in Liulin County, which has an annual capacity of 1.1 million MT, as well as through its acquisition of a new facility and related land use rights in Zhongyang County, Shanxi Province which has an annual capacity of 1.2 million MT.

The two new plants, related land-use rights and coal washing equipment were acquired by Shanxi Coal from Resources Group on November 17, 2005, which is controlled by Ming Zhao (80%) and by Yao Zhao (10%). The New Shanxi Liulin County Plant, which is located in Liulin County, Shanxi province, started production in December of 2005. The New Shanxi Liulin County Plant, land-use rights and related equipment were purchased for a cost of $5.8 million. The New Zhongyang County Plant, which is located in Zhongyang County, Shanxi province, started production in April of 2006. The New Zhongyang County Plant, land-use rights and related equipment were purchased for a cost of $7.2 million. The purchase price paid by Shanxi Coal to Resources Group, which totals $13 million, is amortized over 10 years and bears interest at a rate of 6% per annum payable quarterly. The loan is secured by the New Shanxi Liulin Jucai Plant and the New Zhongyang Plant. Shanxi Coal pledged the Liulin and Zhongyang coal washing plants and related equipment to Resources Group until such time when the purchase price and interest thereon is fully paid by Shanxi Coal to Resources Group. The annual purchase price payment made by Shanxi Coal to Resources Group in 2006 and 2007 was $1,300,000 for each year.

Our new Lingshi Plant, which is located in Lingshi County, has an annual coal washing capacity of 1.2 million MT. We purchased this facility through an asset exchange with Lingshi Coal & Chemical on June 22, 2007. Upon the closing of the asset exchange, Shanxi Coal acquired all the assets of a coal washing plant of Lingshi Coal & Chemical, which has an annual coal washing capacity of 1.2 million tons and a book value of RMB 57 million (approximately $7.4 million). In exchange, Lingshi Coal & Chemical received RMB 45.5 million (approximately $5.9 million) in cash from Shanxi Coal and all the assets of a coal washing plant of Shanxi Coal located in Liulin County of the same province, which has an annual coal washing capacity of 400,000 tons and a book value of RMB 11.5 million (approximately $1.5 million).

The management believes that the above facilities are in good condition and suitable for the cleaned coking coal production.

Shanxi Coal entered into agreements with Resources Group in 2001 to lease an office as headquarters office of Shanxi Coal, which is in Taiyuan, Shanxi, and certain equipment. In 2005 the rents paid were approximately $24,000. In 2006, the rent expense paid to Resources Group was $6,000. This lease expired at the end of 2006 and has been renewed for another five years. In 2007, the rents paid to Resources Group was $6,000.

We do not own or lease any undeveloped property, and all the above facilities are currently in good working condition. We do not have any plan for property improvement or development in the foreseeable future.

As of December 31, 2007, Shanxi Coal maintained insurance coverage in the amount of $32,474,213 (RMB246,200,000) through The People’s Insurance Company of China as follows:

Risk Covered	Insured Amount (RMB)	Insured Amount ($)	Premium (RMB)	Premium ($)
Risk of Loss of New Equipment	18,000,000	2,374,232	64,800	8,547
Third Party Liability	200,000	26,380	1,774	234
Risk of Theft and Robbery
Irrespective of Percentage *	110,000,000	14,509,194	396,000	52,233
Risk of Spontaneous Combustion	43,000,000	5,671,776	154,800	20,418
Risk of Malicious Damage	75,000,000	9,892,632	270,000	35,613
Total	246,200,000	32,474,213	887,374	117,046

The Company is reviewing its insurance requirements to determine the appropriate level of coverage.

*Losses by insured perils are paid regardless of percentage.

Legal Proceedings

There is currently no material, pending legal proceedings against us or with respect to any of our property.

MANAGEMENT

The following table shows the names and ages of our directors and executive officers and the positions they hold at Puda.

NAME	AGE	POSITION
Ming Zhao	35	Chief Executive Officer, President and Chairman of the board of directors
Xia Jin	42	Chief Financial Officer
Wenwei Tian	37	Chief Operating Officer and Director of Investor Relations
Lawrence S. Wizel	64	Director
C. Mark Tang	43	Director
Jianfei Ni	61	Director

Management Biographies

Ming Zhao has been the CEO and Chairman of Shanxi Coal since 1995. Mr. Zhao was appointed Chief Executive Officer, President and Chairman of the board of directors of Puda on July 15, 2005. He was one of the co-founders of Shanxi Coal since its inception in 1995. He is a controlling shareholder (50.45%) and is the brother of Yao Zhao, our 12.61% shareholder and a manager of our coal washing plants.

Xia Jin joined Shanxi Coal in 2003 as Chief Financial Officer. She was appointed Chief Financial Officer of Puda on July 15, 2005. From 2000 to 2003 she was an accounting consultant to several companies.

Wenwei Tian joined Puda in February 2006 and was appointed to be Director of Investor Relations of Puda in February 2006 and Chief Operating Officer of Puda in November 2006. Mr. Tian has also been the Chief Operating Officer and Vice President of Operations of Shanxi Coal since then. Mr. Tian was a project manager at China Digital Finance Times Company from July 2000 to August 2001 and a business analyst at Odyssey Applied Technologies Company from April to August 2002. China Digital Finance Times Company is an online securities trading company. Odyssey Applied Technologies Company focuses on commercializing a patent that uses sour gases generated from oil production to generate power.

Lawrence S. Wizel was appointed to the board of directors as an independent director on August 3, 2007. Mr. Wizel is a member and Chairman of our audit committee. He is also a member of the compensation committee and nominating and corporate governance committee. Mr. Wizel began his career in 1965 at Deloitte and was a partner in the firm from 1980 until May 2006 when he retired. At Deloitte, Mr. Wizel was a leader in the New York Office Technology Group and was responsible for serving a diverse client base of publicly held and private companies with a variety of capabilities including SEC filings for initial public offerings, mergers and acquisition transactions and periodic reporting. During the last four years at Deloitte, Mr. Wizel served as a Deputy Professional Practice Director in the Deloitte New York office. Additionally, Mr. Wizel has extensive experience regarding multinational and multi-locational companies, specifically in China. Mr. Wizel holds a BS from Michigan State University and is a Certified Public Accountant. Mr. Wizel is a director of American Oriental Biotech Co. Ltd. (NYSE: ABO) and 3SBIO, Inc. (NASDAQ: SSRX).

C. Mark Tang was appointed to the board of directors as an independent director on October 9, 2007. Dr. Tang is a member and Chairman of our nominating and corporate governance committee. He is also a member of the audit committee and compensation committee. Since 2002, Dr. Tang has been the founder and CEO of World Tech Ventures, LLC, an international merchant banking and venture capital firm specialized in advising and investing in life sciences biotechnology. From 2004 to 2006, Dr. Tang was also a director of Biotech Commercialization and Instructor at Rutgers University Business School. Dr. Tang holds a Ph. D degree in Biochemistry and Molecular Biology from University of California at Riverside and an MBA in Finance from Leonard N. Stern School of Business at New York University.

Jianfei Ni was appointed to the board of directors as an independent director on June 29, 2007. Mr. Ni recently retired as Vice President and Chief Engineer from the Taiyuan Institute of Coal Design & Research, in Taiyuan, Shanxi, China, where he worked from 1978 to 2005. Since 2006, Mr. Ni has been a consultant at Shanxi Weide Coal Mine Design & Consulting Company. From 2005 to 2006, Mr. Ni was Chief Engineer at Shanxi Yuantong Coal Mine Engineering Design and Consulting Company.

Other Significant Employees

Yao Zhao, 49 years old and manager of coal washing plants of Shanxi Coal and former Chief Operating Officer of Puda, was one the two co-founders of Shanxi Coal. He was appointed to be Chief Operating Officer of Shanxi Coal and manager of its coal washing plants in 1999, and Chief Operating Officer of Puda on July 15, 2005. He resigned from the Chief Operating Officer position in November 2006. Yao Zhao also serves as an executive officer, and currently is a 75% owner, of Shanxi Liulin Jucai Coal Industry Co., Limited, a coal mine which supplies raw coal to Shanxi Coal. Yao Zhao is the brother of Ming Zhao, our Chief Executive Officer.

The board of directors has determined that Mr. Lawrence S. Wizel, Dr. Mark C. Tang and Mr. Jianfei Ni are “independent” under NASDAQ Marketplace Rule 4200(a)(15) although we are not listed on NASDAQ. The board of directors further determined that these three directors, who are also members of our audit committee, are “independent” in accordance with Section 10A(m)(3) of the Exchange Act. Our directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Officers are elected annually by the board of directors and serve at the discretion of the board of directors

None of the current executive officers currently have an employment agreement with Puda, BVI, Putai or Shanxi Coal.

None of our officers, directors or significant employees is involved in any legal proceedings.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives

The primary objectives of our compensation programs are to attract, motivate and retain talented and dedicated executive officers. Additionally, our compensation programs are designed to reward good work in connection with the achievement of corporate performance goals (as described below).

Prior to the establishment of our compensation committee in October 2007, our executive compensation decisions were made by our board of directors with the consultation of our executive officers. In fiscal 2005, our board of directors was composed of three directors, Ming Zhao, who was also our CEO, Lisheng Wang, and Rachel Li, who was removed in October, 2005. In fiscal 2006, our board of directors was composed of two directors, Ming Zhao and Lisheng Wang. Mr. Wang resigned in November 2006. On October 25, 2007, we established a compensation committee consisting of three members, Messers. Jianfei Ni (Chair), C. Mark Tang and Lawrence S. Wizel. All three members are “independent directors” as that term is defined in NASDAQ Marketplace Rule 4200(a)(15) and “non-employee directors” under Rule 16b-3(b)(3)(i) promulgated under the Exchange Act. Our board of directors adopted a compensation committee charter, which is filed as Exhibit 3.01 to the Form 8-K filed on October 25, 2005. To the full extent permitted by applicable law, the compensation committee will exercise the powers and duties as set forth in the compensation committee charter. The compensation committee will determine the compensation for our directors, CEO and other executive officers, employees, consultants and advisors, report annually to our stockholders on executive compensation matters, administer our equity-based and other compensation plans, if any, and take or cause to be taken such other actions and address such other matters as the board of directors may from time to time authorize the compensation committee to undertake or assume responsibility for. As our compensation committee was not established until late 2007, our compensation in fiscal year 2007 was set up by our board of directors with the consultation of our executive officers.

We judge whether our compensation programs have met their goals by whether they have attracted and retained talented and dedicated executives and whether the response from executives is that their overall compensation causes them to feel dedicated to our corporate goals and motivated to perform at highest level. Additionally, when determining whether to increase executive compensation, we consider the level of compensation paid by our benchmark companies (as described below) in order to attract and retain talented and dedicated executives.

Compensation Policies in Determination of Compensation

Consultants and Benchmarks

We did not retain any compensation consultant to design or review our compensation policies and procedures. We conduct an annual review of the aggregate level of our executive compensation, as well as the mix of elements used to compensate our executive officers. We used two companies to benchmark overall compensation practices, base salary amounts and cash bonus amounts, Sorl Auto Parts, Inc. and General Steel. We chose them as benchmarks because their sales revenues were comparable to ours, they are U.S. public companies with substantially all business operations and assets in China, and their executive officers are Chinese citizens just like ours. In addition, General Steel is in a related industry to ours. In using these two similarly situated companies to benchmark our executive compensation, specifically described below in the Elements of Compensation section, we continue to take into account our own corporate goals and performance and local practice in China.

Compensation Mix

Our executive compensation is allocated in the form of cash and equity-based compensation. We do not have a stock incentive plan or a stock option plan under which we make equity awards to executives. We allocate our compensation entirely in the form of cash and individual grants of stock or warrants to purchase stock to directors because we currently do not have the administrative resources to administer stock incentive plans or stock option plans.

We do not have long-term compensation programs. We focus compensation on monthly payments of salary, an annual opportunity to receive a cash bonus and an opportunity to receive individual grants of stock or options to purchase stock. This is consistent with the compensation practice of many Chinese companies and specifically, the compensation practice of our benchmark companies, Sorl Auto Parts, Inc. and General Steel.

Employment and Change of Control Agreements

We have not entered into any employment agreement with any of our named executive officers, nor do we have any change of control or severance agreements or arrangements with them. Under Chinese law, we must pay a terminated employee an amount equal to the employee’s base salary for a time period of one month for each year of such employee’s employment with us, up to an amount equal to twelve months of base salary.

Security Ownership Guidelines

We do not have any stock grant policy or any stock ownership guideline.

Accounting and Tax Treatment

Given our current levels of compensation, the accounting and tax considerations have not significantly impacted our forms of compensation.

Elements of Compensation

Our executive compensation consists of the following elements:

Base salary

We compensate executives with base salary because we want to attract and retain talented and dedicated executives to us. Base salary is a significant portion of our overall executive compensation, which is consistent with the compensation practices of many Chinese companies, including the companies that we used as benchmarks. We determined salary amounts by reviewing the salaries paid by our benchmark companies and market practice in China. Base salaries may also be adjusted from time to time based on the discretion of the board of directors or compensation committee to reflect cost of living adjustments and to realign salaries with market levels after taking into account individual responsibilities, skills, performance and experience. For example, our benchmark company, General Steel paid its CEO a base salary of $75,342 in 2006 and its CFO a base salary of $22,603 in 2006.  Sorl Auto Parts, Inc., another company we used as compensation benchmark, paid its CEO and CFO a base salary of $50,000 and $20,000, respectively, in 2006. We set the salaries for our CEO and CFO to be consistent with the salaries paid by these two benchmark companies. Mr. Zhao’s and Ms. Jin’s base salaries were substantially increased in 2006 because of the substantially increased responsibilities assumed by the CEO and CFO as public company officers after we completed the reverse merger in June 2005. Mr. Zhao’s base salary was also increased in 2007 because of the improved results of operations and economic performance of our company in the fiscal year ended December 31, 2006. Net revenue increased 166% from 2005 to 2006 and income from operations increased 148% from 2005 to 2006.

Bonus

We may compensate executives with an annual discretionary cash bonus because we want to reward good work in connection with the achievement of certain corporate performance targets. We do not award bonuses based on individual performance measures.

In 2007, our corporate goals were to (i) generate $210-$220 million in sales and $19-$20 million in adjusted net income (the net income plus the non-recurring expenses relating to the convertible notes and warrants). We did not meet these goals in 2007 with only $165 million in sales and $15 million in adjusted net income; (ii) accomplish the effectiveness of the registration statement on Form SB-2/S-1; and (iii) upgrade our listing from OTCBB to the NASDAQ stock market. We did not achieve any of the above goals in 2007.

Discretion has been exercised in awarding cash bonuses. In deciding to compensate individual executives with an annual bonus and in setting annual bonus amounts, the board of directors considered whether and to what extent the executive contributed to the accomplishment of corporate performance goals. We did not grant any bonus to our named executive officers in 2007 because we did not meet the corporate performance goals.

Stock Awards and Options Awards

We do not have a stock incentive plan or a stock option plan. During 2005 and 2006, we have not granted any stock awards or option awards to our executives or directors. In 2007, we have granted stock awards and warrants to non-employee directors only.

Retirement and/or Deferred Compensation

We do not provide any other retirement or deferred compensation to any of our named executives other than, in accordance with Chinese law, 12% of an employee’s monthly base salary to such employee’s social pension insurance. The amounts we contributed to our named executive officers are included in the “Other Annual Compensation” column in the Summary Compensation Table.

Other Compensation

We did not pay our named executive officers with other forms of compensation.

Summary Compensation Table

The following table sets forth information concerning all compensation paid to our named executive officers during the last three completed fiscal years. No other executive officer received a total compensation that exceeded $100,000 during 2005, 2006 or 2007. The amounts of compensation reported in the summary compensation table are the amounts of the compensation the named executive officers received from Shanxi Coal, our subsidiary. Our officers do not receive any additional compensation from Puda Coal, the public parent company of Shanxi Coal.

Name and Principal Position	Year	Salary ($) (1)	Other Annual Compensation (1)(2) ($)	Total (1)($)
Ming Zhao (President and Chief Executive Officer)(3)	2007 2006 2005	102,883 79,747 20,000	12,346 9,570 2,400	115,229 89,317 22,400

Xia Jin (Chief Financial Officer)(3)	2007 2006 2005	15,568 14,889 11,920	1,868 1,787 1,430	17,436 16,676 13,350

(1)
All compensations were paid in Renminbi but are reported in U.S. dollars. The currency conversion ratio we used to report the compensation in the table is 7.5814, which is the average conversion ratio for fiscal year 2007, consistent with the conversion ratio we used in our financial statements for the fiscal year ended December 31, 2007.

(2)
In accordance with Chinese law, we contributed 12% of the base salary of each employee (including named executive officers) to such employees’ social pension insurance. These amounts are included in the “Other Annual Compensation” column of this Summary Compensation Table.

(3)	Mr. Ming Zhao and Ms. Xia Jin became our CEO and CFO on July 15, 2005 upon the closing of the Exchange Agreement with Putai, Shanxi Coal, BVI, Ming Zhao, Yao Zhao and Worldwide Gateway Co., Ltd.

The base salaries of Mr. Zhao and Ms. Jin comprise the total compensation for each of them and they did not receive any stock award or option award or plan-based compensation. Mr. Zhao and Ms. Jin did not receive any bonus because we did not achieve the corporate performance goals. Mr. Zhao’s and Ms. Jin’s base salaries were substantially increased in 2006 because of the substantially increased responsibilities assumed by the CEO and CFO as public company officers after we completed the reverse merger in June 2005. Mr. Zhao’s base salary was also increased in 2007 because of the improved results of operations and economic performance of our company in the fiscal year ended December 31, 2006. Net revenue increased 166% from 2005 to 2006 and income from operations increased 148% from 2005 to 2006.

Grants of Plan-Based Awards

We did not have any grants of plan-based awards to any of our named executive officers in fiscal year 2007.

Outstanding Equity Awards at Fiscal Year-End

We did not have any equity award for any of our named executive officers outstanding as of December 31, 2007.

Option Exercises and Stock Vested

None of our executive officers exercised any stock options, SARs or similar instruments or had any stock vested during the fiscal year 2007.

Pension Benefits and Non-Qualified Deferred Compensation

In accordance with Chinese law, we contributed 12% of the monthly base salary of each employee (including named executive officers) to such employee’s social pension insurance. These amounts were contributed to Social Pension Plan maintained by the Chinese government  and no payment of any pension was made to any of our named executive officers directly. We did not provide any other retirement or deferred compensation to any of our named executive officers in fiscal year 2007.

None of our named executive officers had any post termination or change of control benefits.

Compensation of Directors

We appointed three new directors in fiscal year 2007, Messers. Jianfei Ni, Lawrence S. Wizel and C. Mark Tang. Pursuant to the director contracts we entered into with them, (1) Mr. Jianfei Ni will receive annual compensation in the form of warrants to purchase 10,000 shares of our common stock. The term of the warrants is 5 years and the exercise price is $2.50 per share; (2) Mr. Lawrence S. Wizel will receive an annual fee of $40,000 in cash and 12,500 shares of our common stock; and (3) Dr. Mark Tang will receive an annual fee of $40,000 in cash and 13,021 shares of our common stock. As of December 31, 2007, 50% of Messers Lawrence S. Wizel’s and C. Mark Tang’s annual cash compensation pursuant to their contracts were paid. We agreed in the director contracts to make the above stock or warrant grants, but none of the above shares or warrants had been issued to the directors as of December 31, 2007 or April 22, 2008. The fees (including cash fees and equity awards) are considered earned when paid and not refundable, therefore the vesting schedule of the equity awards coincide with the payment schedule described above. The difference in the compensation to our director in China (Mr. Jianfei Ni) and directors in the U.S. (Mr. Lawrence S. Wizel and Dr. Mark Tang) was a result of different market conditions in China and in the U.S. and the individual negotiations with the directors.

The amounts of compensation reported in the director compensation table for fiscal year 2007 are the amounts of the compensation the directors received from Puda Coal. Our directors did not receive any additional compensation from Shanxi Coal.

Name (1)	Fees Earned or Paid in Cash ($)		Stock Awards ($)(2)		Option Awards ($)(2)		Total ($)

Lawrence Wizel	20,000	(3)	11,875	(4)	-		31,875

C Mark Tang	20,000	(5)	13,021	(6)	-		33,021

Jianfei Ni	-		-		20,700	(7)	20,700

Other director candidates	None		-		-		-

(1)	Mr. Ming Zhao, Chairman of our board of directors, is also our CEO. He received no compensation for his services as a director.

(2)	Represent the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year 2007 in accordance with FSAS 123R.

(3)	Fifty percent of the $40,000 cash retainer to Mr. Lawrence S. Wizel was earned in fiscal year 2007 and paid on each of August 15, 2007 and November 22, 2007.

(4)
Fifty percent of the 12,500 shares granted to Mr. Lawrence S. Wizel were vested in fiscal year 2007, even though none of these shares were issued as of December 31, 2007. The grant date fair value of the shares computed in accordance with FSAS 123(R) is $23,750.

(5)	Fifty percent of the $40,000 cash retainer to Dr. C. Mark Tang was earned in fiscal year 2007 and paid on November 22, 2007.

(6)
Fifty percent of the 13,021 shares granted to Dr. C. Mark Tang were vested in fiscal year 2007, even though none of these shares were issued as of December 31, 2007. The grant date fair value of the shares computed in accordance with FSAS 123(R) is $26,042.

(7)
All the 10,000 warrants granted to Mr. Jianfei Ni were vested in fiscal year ended 2007, even though none of the warrants were issued as of December 31, 2007. The grant date fair value of the warrants computed in accordance with FSAS 123(R) is $20,700.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The current members of the compensation committee are Mr. Jianfei Ni (Chairman), Mr. Lawrence S. Wizel and Dr. C. Mark Tang. None of the compensation committee members is an officer or employee of us or our subsidiaries, and none has ever been our officer. No member of our compensation committee or any executive officer has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.

TRANSACTIONS WITH RELATED PERSONS AND CERTAIN CONTROL PERSONS

Dividend Payments. Prior to our entering into the Operating Agreements, Shanxi Coal declared dividends of $1,295,000, $2,393,000 and $1,452,000 in 2003, 2004 and 2005, respectively. Of the amounts declared, we distributed $0, $3,204,000 and $944,000 in 2003, 2004 and 2005, respectively. As of December 31, 2007, dividend payable, adjusted for changes in exchange rate was $1,096,000 (see “Dividend Policy”). The dividends were distributed between Ming Zhao (80%), an officer and significant stockholder of us, and Yao Zhao (20%), a former executive officer and still a significant stockholder of us. No dividend was declared in 2006 and 2007.

We currently obtain raw coal supply from a diversified pool of local Liulin County coal mines, including Jucai Coal, a coal mine that is owned 75% by Yao Zhao. Jucai Coal supplies raw coal to both Shanxi Coal and other unrelated persons. The raw coal purchased from Jucai Coal accounted for approximately 13.7%, 15.28% and 10.9% of Shanxi Coal’s total raw coal purchases in tonnage in 2005, 2006 and 2007, respectively. We purchased approximately 135,273.4 MT or 13.7% of our total raw coal, 375,177.50 MT or 15.28% of our total raw coal and 343,758.10 MT or 11.5% of our total raw coal, from Jucai Coal in 2005, 2006 and 2007, respectively, in terms of tonnage. The dollar value of the sales to us by Jucai in 2005, 2006 and 2007 were $5,469,000, $15,906,000 and $18,320,000, respectively, and as a 75% owner of Jucai Coal, Yao Zhao, our CEO’s brother, had personal interest in the transactions of approximately $4,101,750, $11,929,500 and $13,740,000, respectively.

On November 17, 2005, Shanxi Coal entered into a 10-year coal supply agreement with Jucai Coal pursuant to which Shanxi Coal has priority to Jucai Coal’s high grade metallurgical coking coal supply over Jucai Coal’s other customers. Under the terms of the agreement, Shanxi Coal receives a discount of approximately $4 to $6 per MT of coal from the price Jucai Coal charges to its other customers. This pricing is more favorable than could be obtained by us from other non-affiliate suppliers.

Loan for Trip Expense. On December 31, 2006, Ming Zhao owed Shanxi Coal a balance of approximately $9,000 for travel expenses. The loan was interest free, unsecured with no fixed term for repayment.

The above related party receivable and payable balances are unsecured, interest-free and there are no fixed terms for repayment.

Headquarters Lease. In 2001, Shanxi Coal entered into agreements with Resources Group, an entity owned 80% by Ming Zhao and 10% by Yao Zhao, to lease an office and certain equipment. In 2005 the rents paid were approximately $24,000. In theses transactions, as an 80% owner and 10% owner of Resources Group, Ming Zhao and Yao Zhao had interest of $19,200 and $2,400 in the lease each year, respectively. The rental reflects a discount of approximately 20-25% over prevailing market rentals. In 2006, the rent expense paid to Resources Group was $6,000, and as an 80% owner and 10% owner of Resources Group, Ming Zhao and Yao Zhao had interest of $4,800 and $600 in the lease, respectively. In 2007, the rent expense paid to Resources Group was $6,000, and as an 80% owner and 10% owner of Resources Group, Ming Zhao and Yao Zhao had interest of $4,800 and $600 in the lease, respectively.

Tax Liability Payments. By an agreement entered into between Shanxi Coal and Resources Group on April 25, 2005, Resources Group agreed to bear all the potential tax liabilities (including surcharges and penalties) and pay all the tax incurred by Shanxi Coal with retrospective effect from Shanxi Coal’s establishment on June 7, 1995 to December 31, 2004. Pursuant to this agreement Shanxi Coal also agreed to reimburse Resources Group for all taxes paid by Resources Group on behalf of Shanxi Coal with respect to periods ended on or before December 31, 2004.

The China Tax Bureau approved the arrangement by issuing an approval notice to Shanxi Coal. In 2005, Resources Group paid income tax of approximately $1,866,000 and VAT of approximately $1,027,000 for Shanxi Coal which were incurred in the year ended December 31, 2004. All such tax payments made by Resources Group for Shanxi Coal was reimbursed by Shanxi Coal subsequently.

Prior to the agreement, Resources Group paid the aggregate tax liabilities of all of its affiliated companies as a matter of convenience. At that time, Shanxi Coal was an affiliated company of Resources Group. These payments included Resources Group’s own tax liabilities and Shanxi Coal’s tax liabilities. In late 2004, Shanxi Coal decided it wanted to become a public company in the United States by entering into the Operating Agreements. Its management was concerned that the tax arrangement might create confusion on the part of local authorities with respect to the division of tax liabilities and might negatively impact its plan to go public. In order to clarify and memorialize the arrangement to avoid confusion of local authorities, Shanxi Coal and Resources Group entered into the tax agreement. The Resources Group’s obligation to make tax payments on behalf of Shanxi Coal ceased with respect to taxes incurred in the periods after December 31, 2004.

It is unlikely that any such agreement could have been entered into by Shanxi Coal with a non-affiliate, however, were such an agreement possible, it is probable that any party assuming such liability would only do so in exchange for a premium, which we were not required to pay.

Professional and Regulatory Fees. In 2005 Resources Group paid professional and regulatory charges related to the exchange agreement transaction, private placement and public regulatory fees on behalf of us in the amount of $901,000. As an 80% owner and 10% owner of Resources Group, Ming Zhao and Yao Zhao had an interest of approximately $720,800 and $90,100 in such transaction, respectively in 2005. The balance payable to Resources Group of $743,000 as of December 31, 2007 included these charges payable of $901,000, netted against receivables of $158,000 due from Resources Group. Ming Zhao and Yao Zhao had an interest of net other payable of approximately $594,000 and $74,000, respectively. No such amounts were paid by Resources Group in the years ended December 31, 2006 and 2007.

Shanxi Liulin Jucai Plant Lease. Shanxi Coal had a lease for the Shanxi Liulin Jucai Plant, which had an annual clean coal washing capacity of 100,000 MT. This facility is located about two miles from the premises of a coal mine owned and was operated by Jucai Coal. Yao Zhao is a 75% owner of Jucai Coal. Jucai Coal leased this coal processing facility to Shanxi Coal. The leasing agreement was entered into on December 2, 2001 for a term of 5 years. The cost for the leased capacity was approximately $604,000 annually with four quarterly payments per year. The lease expired on December 31, 2005 and was not renewed.

New Shanxi Liulin Jucai Plant and New Zhongyang Plant Acquisitions. We financed our acquisition of the New Shanxi Liulin Jucai Plant and the New Zhongyang Plant through Resources Group, an entity owned 80% by Ming Zhao and 10% by Yao Zhao, for an aggregate cost of $13 million paid through a 6% secured loan amortized over 10 years. The interest rate was approximately 0.9% lower than could have been obtained from a third-party bank. Shanxi Coal pledged the land use rights, plant and equipment of the plants to Resources Group until such time when the purchase price and interest thereon are fully paid by Shanxi Coal to Resources Group. The conveyance loans financing the acquisitions are subordinated to the convertible notes issued by the Company to the investors in the November 2005 private placement. Payments by Shanxi Coal to Resources Group under the conveyance loans may not be accelerated while the Company has obligations of principal or interest outstanding to investors under the convertible notes, nor may Shanxi Coal make payments under the conveyance loan if the Company is in default to the investors under the notes. If Shanxi Coal fails to pay the principal and interest of the purchase price of the new plants financed by Resources Group in full when due, the properties acquired by Shanxi Coal, which have been pledged to Resources Group as a collateral, are revertible to Resources Group.

Warehouse Facility. Resources Group also has a large storage facility in Liulin County near Shanxi Coal’s Shanxi Liulin Dongqiang Plant which holds cleaned coal processed in our cleaning facilities. The storage facility has a railway dock and spur with access to local rail. Shanxi Coal is permitted to use this facility rent-free.

Advance for Land Use Rights. Yao Zhao advanced funds to us for payments due for land use rights for the land used for old Jucai Liulan Plant of $197,000 in 2000. The amount payable to Yao Zhao, adjusted for changes in exchange rate was $215,000 as of December 31, 2007. The land use rights were for use of the land upon which the old Shanxi Liulin Jucai Plant was constructed.

Agreements with Keating Securities. Keating Securities, LLC, a registered broker-dealer, was the exclusive placement agent for the private placement in which we sold the Notes and Warrants and was paid a commission equal to 9% of the aggregate gross proceeds ($12,500,000), from that offering plus a non-accountable expense allowance equal to 2% of the aggregate gross proceeds. In connection with the private placement, Keating Securities also received, for nominal consideration, five-year warrants to purchase common stock. Warrants were also granted to employees of Keating Securities and to others acting on behalf of Keating Securities in connection with the private placement. A total of 2,500,000 warrants were granted to Keating Securities, of which the total amount was transferred to its agents and employees.

Keating Securities also was a financial advisor in connection with an exchange agreement in which shares of the Company’s stock were exchanged for all of the outstanding capital stock and ownership interests of BVI from the Puda BVI Members. Prior to the exchange, the Company was a public shell company. The transaction advisory fee was $400,000. The advisory relationship between Keating Securities and the Company expired on November 17, 2006.

Acquisition of Shanxi Coal. On September 13, 2007, Putai exercised the Option to acquire 90% of the total registered capital of Shanxi Coal at an acquisition price of RMB20,250,000 (approximately $2,692,000), pursuant to the Exclusive Option Agreement. Upon the Option exercise, Putai entered into a Share Transfer Agreement with the owners of Shanxi Coal, Ming Zhao and Yao Zhao, respectively. Pursuant to the Share Transfer Agreements, Putai agreed to acquire 72% of the total registered capital of Shanxi Coal from Ming Zhao at a purchase price of RMB16,200,000 (approximately $2,154,000) and 18% of the total registered capital of Shanxi Coal from Yao Zhao at a purchase price of RMB4,050,000 (approximately $538,000). As of December 31, 2007, Putai paid $1,799,000 to Ming Zhao and Yao Zhao and the balance of the purchase price payable of $893,000 was included in other payables-related persons in the consolidated balance sheet as of December 31, 2007. After the acquisition, Putai became a 90% owner of Shanxi Coal, and the Exclusive Option Agreement, Exclusive Consulting Agreement, Operating Agreement, Technology License Agreement and Authorization, each entered into on June 24, 2005, among Putai, Shanxi Coal, Ming Zhao and Yao Zhao, were terminated. The acquisition of Shanxi Coal was recommended by our audit committee and was approved by all independent members of our board of directors. The Zhao brothers did not participate or vote on the decision to acquire Shanxi Coal.

Conflict of Interest. Ming Zhao and Yao Zhao may have, or may develop in the future, conflicts of interest with us. As the 10% equity owners of Shanxi Coal, they might personally profit if Shanxi Coal’s benefits of operation are not directed to us. In addition, the loan used to finance our recent facility expansions are held by Resources Group, a company which is owned by the Zhaos. It could be in their economic interest to cause us to default on the payment of the loan with Resources Group since Resources Group could acquire the assets which are subject to the lien as a result of enforcement of the lien after a default. With their combined ownership of us (approximately 63.06%, and 52.65% after the Conversion), they can control the actions which we take. Ming Zhao is our CEO and Chairman of the board of directors. In addition, they also control the mines from which we get most of our coal. By limiting or eliminating our coal supply, they could materially adversely impact our production and revenue, which in turn could cause us to default on our loan to Resources Group.

As of December 31, 2007 and December 31, 2006, we had the following amounts due from/to related persons:

	December 31, 2007 (1)		December 31, 2006 (1)
	$’000		$’000

Other receivable from Ming Zhao, CEO, director and major shareholder of Puda	$4		$9
Advance to Shanxi Liulin Jucai Coal Industry Co., Limited (“Jucai Coal”), a related company with a common owner	$685		$602

Accounts payable to Jucai Coal	$182		$221
Other payable to Shanxi Puda Resources Group Limited (“Resources Group”), a related company with common owners	$743	(2)	$696

Other payable to Yao Zhao, manager and shareholder of Puda (3)	215		205
Other payable to Ming Zhao and Yao Zhao	893	(4)	-

	$1,851		$901
Loan payable to Resources Group
-current portion	$1,300		$1,300
-long-term portion	9,100		10,400

	$10,400		$11,700

(1) The balances, except for the loan payable to Resources Group, are unsecured, interest-free and there are no fixed terms for repayment.

(2) The balance payable to Resources Group of $743,000 includes professional fees and regulatory charges related to our attempted public listing paid by Resources Group on behalf of us of $901,000, netted against receivables of $158,000 due from Resources Group.

(3) The amount payable to Yao Zhao represents land-use rights paid by him on behalf of Shanxi Coal.

(4) The amount payable to Ming Zhao and Yao Zhao of $893,000 represents the balance of the purchase price for the exercise of the Option to purchase 90% of the total equity of Shanxi Coal.

On November 17, 2005, Shanxi Coal entered into two conveyance agreements with Resources Group. The two agreements transfer two new coal washing plants, related land-use rights and coal washing equipment in Liulin County and Zhongyang County, Shanxi Province. The Liulin County plant has an annual clean coal washing capacity of 1.1 million metric tons while the Zhongyang County plant has an annual clean coal washing capacity of 1.2 million metric tons. The Liulin County plant started formal production in December 2005. The Liulin County plant, land-use rights and related equipment were purchased for a cost of $5,800,000. The Zhongyang County plant started formal production at the end of March 2006. The Zhongyang County plant, land-use rights and related equipment were purchased for a cost of $7,200,000. Each conveyance agreement provides that the purchase price paid by Shanxi Coal to Resources Group, which totals $13,000,000, should be amortized over ten years from December 31, 2005 and bear interest at a rate of 6% per annum payable quarterly. In the year ended December 31, 2007, Shanxi Coal paid principal of $1,300,000 (2006: $1,300,000) and interest of $674,000 (2006: $750,000) to Resources Group. Shanxi Coal pledged the land use rights, plant and equipment of the plants to Resources Group until such time when the purchase price and interest thereupon is fully paid by Shanxi Coal to Resources Group. The conveyance loans financing the acquisitions are subordinated to the convertible notes. Payments by Shanxi Coal to Resources Group under the conveyance loans may not be accelerated while Puda has obligations of principal or interest outstanding to investors under the convertible notes, nor may Shanxi Coal make payments under the conveyance loan if Puda is in default to the investors under the notes. If Shanxi Coal fails to pay the principal or interest of the purchase price of the new plants financed by Resources Group in full when due, the properties acquired by Shanxi Coal, which have been pledged to Resources Group as collateral, are revertible to Resources Group.

Since the establishment of our audit committee on August 28, 2007, all transactions with related persons are subject to our audit committee’s review and approval on an ongoing basis. Our audit committee is comprised of three directors, each of whom are “independent,” as that term is defined in Section 10A(m) of the Exchange Act, and the Rules and Regulations of the Securities and Exchange Commission, and shall otherwise meet the applicable independence and financial literacy requirements of the Nasdaq Stock Market. There are no written policies and procedures regarding review of transactions with related persons in our audit committee charter. The independent directors who are members of the audit committee follow state fiduciary laws in their review of the transactions with related persons and will approve such transactions if they believe them to be in our best interests.

Corporate Governance

See “Management.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth certain information regarding our common stock beneficially owned on March 18, 2008 and as adjusted after giving effect to the Conversion and to the sale of shares being sold in this offering, for (i) each shareholder we know to be the beneficial owner of 5% or more of our outstanding common stock, (ii) each of our executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. To the best of our knowledge, subject to community and martial property laws, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted. At March 18, 2008, we had 105,252,176 shares of our common stock outstanding.

The following table excludes any shares of our common stock which may be issued for the round up of fractional shares and the special treatment to preserve round lot shareholders in connection with the Reverse Split.

Name of Beneficial Owner	Amount of Beneficial Ownership		Percent of Beneficial Ownership	Amount of Beneficial Ownership After Offering		Percent of Beneficial Ownership After Offering(2)

Ming Zhao, CEO (1)	53,100,000		50.45%	53,100,000		42.12%
Yao Zhao (1)	13,275,000		12.61%	13,275,000		12.61%
Xia Jin, CFO (1)	0		0	0		0
Lawrence S. Wizel, director (1)	0	(3)	0	0	(3)	0
C. Mark Tang, director (1)	0	(3)	0	0	(3)	0
Jianfei Ni, director (1)	0	(3)	0	0	(3)	0
All executive officers and directors as a group	66,375,000		63.06%	66,375,000		42.12%

(1)	Address is c/o Shanxi Puda Coal Group Co., Ltd. 426 Xuefu Street, Taiyuan, Shanxi Province, China.
(2)	Assumes that all of the notes are converted and all of the warrants are exercised.
(3)	As of March 13, 2007, none of the shares or warrants granted to the directors was issued or outstanding.

Equity Compensation Plans

We do not have any equity compensation plan.

SELLING SECURITY HOLDERS

We are registering for sale by the Selling Security Holders (a) 4,480,000 shares of common stock that will be issued upon conversion of convertible promissory notes in the aggregate principal amount of $2,240,000 (“Note Shares”), (b) 15,600,000 shares of common stock that will be issued upon the exercise of warrants at $.60 per share, and 740,460 shares of common stock that will be issued upon the exercise of warrants at $.60 per share, which were issued to the placement agent, its employees and other persons acting on behalf of the placement agent (collectively, “Warrant Shares”), and (c) 8,731,200 shares of common stock that have been issued upon conversion of notes and exercise of warrants. The notes and related warrants were issued to the Selling Security Holders in a private placement which closed November 18, 2005. The convertible promissory notes and related warrants were issued in transactions exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act to persons reasonably believed to be “accredited investors” as defined in Regulation D under the Securities Act and under Regulation S of the Securities Act to persons who were not “U.S. persons” as defined in Regulation S. Pursuant to the terms of the subscription agreement under which the notes and related warrants were issued, we agreed to file the registration statement of which this prospectus is a part in order to permit those investors to sell the shares underlying the notes and warrants. Pursuant to Rule 416 under the Securities Act, this registration statement also purports to register such indeterminate number of shares of common stock as may become issuable by reason of stock splits, stock dividends, anti-dilution adjustments and similar transactions in accordance with the provisions of the notes and warrants.

Selling Security Holder Table

The table below lists the Selling Security Holders and other information regarding the beneficial ownership of the shares of common stock by each of the Selling Security Holders. The table lists the number of shares of common stock beneficially owned by each Selling Security Holder as of April 22, 2008, with sub-columns for (a) the shares of common stock issuable upon conversion of all the convertible notes (assuming 100% conversion), (b) the share of common stock issuable upon exercise of all the warrants (assuming 100% exercise), (c) the shares of common stock, excluding the shares of common stock delivered by the Company in December 2006 for failure to make the resale registration statement effective according to the time frame agreed upon with the investors in the subscription agreement (the “Penalty Shares”) and (d) the Penalty Shares, respectively. The column labeled (f) lists the shares of common stock being offered pursuant to this prospectus by each of the Selling Security Holders. The column labeled (g) lists the number of shares that will be beneficially owned by the Selling Security Holders assuming all of the shares offered pursuant to this prospectus are sold and that shares beneficially owned by them, but not offered hereby, are not sold. The Selling Security Holder Table and the footnotes to the table are prepared based on the Company’s transfer agent’s records as of April 22, 2008 and the completed selling stockholder questionnaires the Company has received. None of the security holders listed in the table will hold 1% or more of our outstanding common stock after the offering.

The inclusion of any securities in the following table does not constitute an admission of beneficial ownership by the persons named below. Except as indicated in the footnotes to the table, no Selling Security Holder has had any material relationship with us or our predecessors or affiliates during the last three years.

	Number of Shares of Common Stock Beneficially Owned Prior To Offering					Number Of Shares Of Common Stock Being Offered	Shares of Common Stock Owned After the Offering (1)
Name of Selling Security Holder	(a) Common Stock Issuable Upon Note Conversion	(b) Common Stock Issuable Upon Warrant Exercise	(c) Common Stock (excluding penalty shares)	(d) Penalty Shares	(e) Total	(f)	(g)
Alpha Capital AG (Konrad Acherman (2))	0	700,000	0	0	700,000	700,000	0

Anasazi Partners III Offshore, Ltd.**(11) (Christopher P. Baker (2))	100,000	400,000	0	0	500,000	500,000	0

Anasazi Partners III, LLC ** (11) (Christopher P. Baker (2))	300,000	600,000	0	0	900,000	900,000	0

Anima S.G.R.p.A. RUBRICA ANIMA EMERGING MARKETS (Alberto Foa, Giovanni Brambilla (2))	0	0	400,000	9,258	409,258	400,000	9,258
Anima S.G.R.p.A. RUBRICA ANIMA (Alberto Foa, Giovanni Brambilla (2))	0	0	1,100,000	25,460	1,125,460	1,100,000	25,460

Baker, Adrienne ** (11)	0	50,000	0	0	50,000	50,000	0

Baker, Christopher ** (11)	200,000	400,000	0	0	600,000	600,000	0

Banca Gesfid (Graziano Deli (2))	0	0	800,000	18,516	818,516	800,000	18,516

Barish, Michael	200,000	200,000	0	4,629	404,629	400,000	4,629

Barletta, Joseph & Karen	50,000	50,000	0	1,157	101,157	100,000	1,157

Baum, David M.	0	400,000	0	0	400,000	400,000	0

Beeman Insurance Agency Inc. (Dean S. Kachudis (2))	0	50,000	25,000	1,157	76,157	75000	1,157

CCM Master Qualified Fund, Ltd. (Clint D. Coghill (2))	0	200,000	0	0	200,000	200,000	0

CIM Dividend Income Fund Limited (3)(12) (R. James P. Morton (2))	0	0	712,400	14,103	726,503	712,400	14,103

Chilcott, John	0	100,000	0	0	100,000	100,000	0

CIM Special Situations Limited (3)(12) (R. James P. Morton (2))	0	0	50,000	0	50,000	50,000	0

Cimarolo Partners, LLC ** (11) (Christopher P. Baker (2))	0	200,000	0	0	200,000	200,000	0

Conn, Michael	0	50,000	0	1,157	51,157	50,000	1,157

Crestview Capital Master, LLC * (11) (Stewart Flink, Robert Hoyt, Daniel Warsh (2)(4))	0	1,950,375	0	0	1,950,375	1,950,375	0
Datsopoulos, Milton	200,000	0	0	4,629	204,629	200,000	4,629

DiPietro, Robert	0	50,000	50,000	1,157	101,157	100,000	1,157

F. Berdon Co. L.P. ** (11) (Fredierick Berdon (2))	0	500,000	0	5,786	505,786	500,000	5,786

Flynn, Jason	0	50,000	50,000	1,157	101,157	100,000	1,157

Fuller, James H.	0	50,000	39,843	1,157	91,000	89,843	1,157

Gerdz Investments Limited Partnership, RLLLP (Robert Zappa (2))	0	50,000	50,000	1,157	101,157	100,000	1,157

Grose, D. Austin	0	100,000	50,000	2,315	152,315	150,000	2,315

H.L. Severance Inc., Pension Plan & Trust (H. Leigh Severance (2)(5))	0	100,000	90,000	2,315	192,315	190,000	2,315

H.L. Severance Inc., Profit Sharing Plan & Trust (H. Leigh Severance (2)(6))	0	150,000	122,900	3,472	276,372	272,900	3,472

Hodel, Ann	0	50,000	0	1,157	51,157	50,000	1,157

Hollman, Mark & Stacia (7)	30,000	50,000	0	0	80,000	80,000	0
Jayhawk China Fund (Cayman) Ltd. (Kent C. McCarthy (2))	0	0	381,030	0	381,030	381,030	0

Hollman, Scott	100,000	100,000	0	2,315	202,315	200,000	2,315

Johnson, Bruce ** (11)	150,000	150,000	0	3,472	303,472	300,000	3,472

Kahn, Sheldon & Liron, Sarah (8)	0	400,000	0	0	400,000	400,000	0

Lapidus, Robert & Donna (8)	0	0	20,000	1,157	21,157	20,000	1,157

Lemak, John S. ** (11)	0	200,000	0	4,629	204,629	200,000	4,629

Levy, Peter	0	0	100,000	2,315	102,315	100,000	2,315
Masters, Paul IRA ** (11)	0	150,000	0	2,315	152,315	150,000	2,315

Micek II, John Revocable Trust Dated 03/27/03 (John Micek (2))	0	150,000	0		150,000	150,000	0

Micek III, John	0	200,000	127,500	4,629	332,129	327,500	4,629

Micek, Maurice & Jennifer (8)	0	150,000	0	0	150,000	150,000	0

Micek, Maurice Custodian for Andrew Micek (Maurice Micek (2))	0	50,000	0	0	50,000	50,000	0

Micek, Maurice Custodian for Benjamin Micek (Maurice Micek (2))	0	50,000	0	0	50,000	50,000	0

Midsouth Investor Fund LP ** (11) (Lyman O. Heidtke (2))	0	200,000	0	0	200,000	200,000	0

Murphy, Brian	0	0	50,000	1,157	51,157	50,000	1,157

Parsley, Rod	50,000	50,000	0	1,157	101,157	100,000	1,157

Teawood Nominees Limited (12) (R. James P. Morton (2))	0	100,000	0	6,944	106,944	100,000	6,944

Platinum Global Dividend Fund (3)(12) (R. James P. Morton (2))	0	0	174,397	0	174,397	174,397	0

Professional Offshore Opportunity Fund Ltd (Howard Boyer and Marc Swickle (2))	2,000,000	2,100,000	0	0	4,100,000	4,100,000	0

Professional Traders Fund, LLC (Howard Boyer and Marc Swickle(2))	0	200,000	0	4,629	204,629	200,000	4,629

Purvis, Steve	100,000	100,000	0	2,315	202,315	200,000	2,315

Samuels, Leonard & Kaplan-Samuels, Leah (8)	0	0	200,000	3,472	203,472	200,000	3,472

Sandor Capital Master Fund, L. P.** (John Lemak (2))	0	1,000,000	0	23,145	1,023,145	1,000,000	23,145
Severance, H. Leigh	0	250,000	0	0	250,000	250,000	0

Silicon Prairie Partners, L. P. (John Micek (2))	0	300,000	250,000	6,944	556,944	550,000	6,944

Silver Rock I Limited (Rima Salam (2))	0	500,000	0	11,573	511,573	500,000	11,573

Stowell, Kurt	0	50,000	0	0	50,000	50,000	0

Thompson, Jack	0	150,000	133,500	3,472	286,972	283,500	3,472

Ungar, Jonathan	0	200,000	0	4,629	204,629	200,000	4,629

Vicis Capital Master Fund (John Succo, Sky Lucas and Shad Stastny (2))	1,000,000	1,000,000	0	23,145	2,023,145	2,000,000	23,145

Vision Opportunity (Adam Benowitz (2))	0	0	3,500,000	0	3,500,000	3,500,000	0

Whalehaven Capital Fund Limited (9) (Arthur Jones, Trevor Williams, Macro Weisfeld, Michael Fwkelskin (2))	0	1,200,000	0	0	1,200,000	1,200,000	0

White Sand Investor Group, LP (10) (Elliott Donnelley, Owen Donnelley and Marshall Donnelley (2))	0	0	100,000	2,315	102,315	100,000	2,315

Wrolstad, Christopher * (11)	0	164,167	0	2,315	166,482	164,167	2,315

Zelinger, Steven & Gordon, Lisa (8)	0	50,000	50,000	1,157	101,157	100,000	1,157
Andrews, Jeff ** (3)	0	147,500	0	0	147,500	147,500	0

Henricks, Steve** (3)	0	337,500	0	0	337,500	337,500	0

Haag, Randy ** (3)	0	0	100,000	0	100,000	100,000	0

Rogers, Kyle ** (3)	0	60,000	0	0	60,000	60,000	0

Calicchia, Vincent ** (3)	0	1,443	0	0	1,443	1,443	0

Serna, Pablo	0	0	4,630	0	4,630	4,630	0

Troccoli, Carmelo ** (3)	0	2,350	0	0	2,350	2,350	0

Legend Merchant Group, Inc. * (3) (John H. Shaw III (2))	0	27,125	0	0	27,125	27,125	0

Garisch Financial Inc. (Frederic M. Schweiger (2))	0	50,000	0	0	50,000	50,000	0

TOTAL	4,480,000	16,340,460	8,731,200	265,230	29,816,890	29,551,660	265,230

*	Denotes a broker-dealer.

**	Denotes an affiliate of a broker-dealer.

(1)	Assumes that all of the shares offered hereby are sold and that shares owned before the offering but not offered hereby are not sold.

(2)	Individual(s) who has sole or shared power to vote, sell, transfer or otherwise dispose of the common stock.

(3)
Selling Security Holder is an underwriter of this offering. The Company has no material relationship with such Selling Security Holder. The underwriter has no arrangement under which the underwriter may purchase additional shares in connection with this offering. At the time of acquisition of the securities, the Selling Security Holder had no understanding, directly or indirectly, with any person to distribute the securities being offered hereunder.

(4)	Managing Partners of Crestview Capital Partners, LLC.

(5)	Trustee of the H.L. Severance Inc., Pension Plan & Trust.

(6)	Trustee of the H.L. Severance Inc., Profit Sharing Plan & Trust.

(7)	Tenants by the Entirety.

(8)	Community Property.

(9)
Arthur Jones, Trevor Williams, Macro Weisfeld, and Michael Fwkelskin are the persons who have the power to vote, sell, transfer or otherwise dispose of the common stock upon Conversion, but disclaim beneficial ownership thereof.

(10)
Elliott Donnelley, Owen Donnelley and Marshall Donnelley, officers of the White Sand Investment Corporation, General Partner of White Sand Investor Group, LP have the power to vote, sell, transfer or otherwise dispose of the common stock upon Conversion.

(11)
Selling Security Holder represented and warranted that the securities were purchased in the ordinary course of business, and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

(12)
Selling Security Holder acquired securities when it was affiliated with a broker-dealer and, at the time of acquisition, represented and warranted that it had no plans to dispose of the securities. Selling Security Holder is no longer a broker-dealer as of the date of this prospectus.

DESCRIPTION OF CAPITAL STOCK

As of April 22, 2008, our authorized capital stock consisted of 150,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of April 22, 2008, an aggregate of 105,252,176 shares of common stock were outstanding. On a fully diluted basis, assuming the conversion of all of the outstanding notes and the exercise of all of the outstanding warrants, we will have 126,072,636 shares of common stock issued and outstanding.

There are no shares of preferred stock outstanding.

Common Stock

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at times and in amounts as our board of directors may determine. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders. Cumulative voting is not provided for in our amended articles of incorporation, which means that the majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon the occurrence of a liquidation, dissolution or winding-up, the holders of shares of common stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights of any outstanding preferred stock. There are no sinking fund provisions applicable to the common stock. The outstanding shares of common stock are, and the shares of common stock to be issued upon conversion of the notes and exercise of the warrants will be fully paid and non-assessable.

IMPORTANT UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-UNITED STATES HOLDERS

The following summary describes certain material United States federal income tax consequences, as of the date of this prospectus, of the acquisition, ownership and disposition of our common stock by a Non-U.S. Holder (as defined below) who purchases our common stock pursuant to this offering and holds shares of our common stock as capital assets. This discussion does not address all aspects of United States federal income taxation and does not deal with estate, gift, foreign, state or local tax consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Special U.S. tax rules may apply to certain Non-U.S. Holders, such as “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, investors in partnerships or other pass-through entities for United States federal income tax purposes, dealers in securities, holders of securities held as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, and certain former citizens or long-term residents of the United States that are subject to special treatment under the Internal Revenue Code of 1986, as amended (the “Code”). Such entities and persons should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code and Treasury regulations promulgated thereunder, and rulings and judicial decisions interpreting the foregoing as of the date hereof; such authorities may be repealed, revoked or modified with or without retroactive effect so as to result in United States federal income tax consequences different from those discussed below.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Accordingly, persons who are partners in partnerships holding our common stock should consult their tax advisors.

The authorities on which this summary is based are subject to various interpretations, and any views expressed within this summary are not binding on the Internal Revenue Service (the “IRS”) or the courts. No ruling from the IRS has been or will be sought with respect to the matters discussed below, and no assurance can be given that the IRS or the courts will agree with the tax consequences described in this prospectus.

As used herein, a “Non-U.S. Holder” means a beneficial owner of our common stock that is not any of the following for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•
a trust (i) which is subject to primary supervision by a court situated within the United States and as to which one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ALL PROSPECTIVE PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES, AS WELL AS OTHER U.S. FEDERAL, STATE, AND LOCAL INCOME AND ESTATE TAX CONSEQUENCES, AND NON-U.S. TAX CONSEQUENCES, TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK.

Dividends

If we make distributions on our common stock, such distributions paid to a Non-U.S. Holder will generally constitute dividends for U.S. federal income tax purposes to the extent such distributions are paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder’s investment to the extent of the Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as capital gain. See “— Gain on Disposition of Common Stock” below for additional information.

Dividends paid to a Non-U.S. Holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder of common stock who wishes to claim the benefit of an exemption from withholding or a reduced rate of withholding under provisions of an applicable treaty will be required to (a) complete and provide to us or our withholding agent IRS Form W-8BEN (or appropriate substitute form) before the payment is made and certify, under penalty of perjury, that such holder is not a U.S. person and is eligible for the benefits with respect to dividends allowed by such treaty or (b) hold common stock through certain foreign intermediaries and satisfy the certification requirements for treaty benefits of applicable Treasury regulations. Special certification requirements apply to certain Non-U.S. Holders that are “pass-through” entities for U.S. federal income tax purposes. A Non-U.S. Holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Subject to variations under applicable treaties, this United States withholding tax generally will not apply to dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States. Dividends effectively connected with the conduct of a United States trade or business are instead subject to United States federal income tax generally in the same manner as if the Non-U.S. Holder were a U.S. person, as defined in the Code. In order to obtain this exemption from withholding on effectively connected dividends, a Non-U.S. Holder must provide to us or our withholding agent a valid IRS Form W-8ECI or other successor form properly certifying such exemption. Any such effectively connected dividends received by a Non-U.S. Holder that is a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to United States federal income tax (or any withholding thereof) with respect to gain recognized on a sale or other disposition of our common stock unless:

•
the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States or, where a tax treaty applies, is attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder;

•
the Non-U.S. Holder is an individual who is present in the United States for 183 or more days during the taxable year of disposition, meets certain other requirements and is not eligible for relief under an income tax treaty; or

•
we are or have been a “U.S. real property holding corporation” within the meaning of Section 897(c)(2) of the Code, also referred to as a USRPHC (as described below), for United States federal income tax purposes at any time within the five-year period preceding the disposition (or, if shorter, the Non-U.S. Holder’s holding period for the common stock).

Gain recognized on the sale or other disposition of our common stock that is effectively connected with a United States trade or business, or attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder under an applicable treaty, is subject to United States federal income tax on a net income basis generally in the same manner as if the Non-U.S. Holder were a U.S. person, as defined in the Code. Any such effectively connected gain from the sale or disposition of our common stock received by a Non-U.S. Holder that is a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

An individual Non-U.S. Holder who is present in the United States for 183 or more days during the taxable year of disposition generally will be subject to a 30% tax imposed on the gain derived from the sale or disposition of our common stock, which may be offset by U.S. source capital losses realized in the same taxable year.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide (domestic and foreign) real property interests and its other assets used or held for use in a trade or business. For this purpose, real property interests include land, improvements and associated personal property.

We believe that we currently are not a USRPHC. In addition, based on our financial statements and current expectations regarding the value and nature of our assets and other relevant data, we do not anticipate becoming a USRPHC, although there can be no assurance these conclusions are correct or might not change in the future based on changed circumstances.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides.

The United States imposes a backup withholding tax on dividends and certain other types of payments to United States persons (currently at a rate of 28% of the gross amount). Dividends paid to a Non-U.S. Holder will not be subject to backup withholding if proper certification of foreign status (usually on the forms described above) is provided to us, and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person, or the holder is a corporation or one of several types of entities and organizations that qualify for exemption.

Information reporting and backup withholding will apply to the proceeds of a disposition of our common stock effected by or through a United States office of a broker unless the Non-U.S. Holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to disposition proceeds paid to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of an non-U.S. broker. Information reporting, but not backup withholding, will apply to disposition proceeds paid to a Non-U.S. Holder through a non-U.S. office of a United States broker or a broker with substantial Untied States ownership or operations unless the broker has documentary evidence that the beneficial owner is a Non-U.S. Holder (or an exemption is otherwise established).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION

We are registering shares of common stock to permit the resale of such common stock by the holders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Security Holders of the securities. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The Selling Security Holders may sell all or a portion of the securities beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the securities are sold through underwriters or broker-dealers, the Selling Security Holders will be responsible for underwriting discounts or commissions or agent’s commissions. The securities may be sold in one or more transactions at prevailing market prices at the time of the sale on the over-the-counter bulletin board or at privately negotiated prices determined at the time of sale. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	through block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	in an exchange distribution in accordance with the rules of the applicable exchange;

•	in privately negotiated transactions;

•	pursuant to Rule 144 under the Securities Act;

•	involving broker-dealers that may agree with the Selling Security Holders to sell a specified number of such securities at a stipulated price per security;

•	through a combination of any such methods of sale; and

•	through any other method permitted pursuant to applicable law.

If the Selling Security Holders effect such transactions by selling the shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Security Holders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). The Selling Security Holders may loan or pledge securities to broker-dealers that in turn may sell such securities.

The Selling Security Holders may pledge or grant a security interest in some or all of the warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, by amending, if necessary, the list of Selling Security Holders to include the pledgee, transferee or other successors in interest as Selling Security Holders under this prospectus. The Selling Security Holders also may transfer and donate the warrants or shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

Any Selling Security Holder who is identified as broker-dealer participating in the distribution of the shares of common stock is an “underwriter” within the meaning of the Securities Act for the purposes of this offering, unless such Selling Security Holder received the shares as compensation for investment banking services, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. Any Selling Security Holder who is identified as an affiliate of a broker-dealer participating in the distribution of the shares of common stock is also an underwriter for the purposes of this offering, unless such Selling Security Holder purchased the shares in the ordinary course of business and at the time of purchase had no understanding, directly or indirectly, with any party to distribute the shares. At the time a particular offering of the securities is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of securities being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Security Holders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the warrants and shares of common stock may not be sold unless such warrants or shares of common stock have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

The Selling Security Holders may choose not to sell any or may choose to sell less than all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The Selling Security Holders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may restrict certain activities of, and limit the timing of purchases and sales of any of our shares of common stock by the Selling Security Holders and any other person participating in a distribution of the shares. Furthermore, under Regulation M, persons engaged in a distribution of the shares are prohibited from simultaneously engaging in market making and certain other activities with respect to shares for a specified period of time prior to the commencement of such distributions subject to specified exceptions or exemptions. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to shares of our common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights in the subscription agreements entered into in connection with our private placement of the convertible notes and warrants in November 2005, estimated to be approximately $445,500 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a Selling Security Holder will pay all underwriting discounts and selling commissions, if any. We will indemnify the Selling Security Holders against liabilities, including some liabilities under the Securities Act, in accordance with the subscription agreement, or the Selling Security Holders will be entitled to contribution from us. We may be indemnified by the Selling Security Holders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the Selling Security Holder specifically for use in this prospectus, in accordance with the related subscription agreement, or we may be entitled to contribution.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the securities offered by this prospectus was passed upon for us by Broad and Cassel, Miami, Florida.

EXPERTS

Our audited financial statements as of December 31, 2007, 2006 and 2005 have been included in reliance upon the reports of Moore Stephens, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file reports and other information with the Securities and Exchange Commission, or SEC. We have also filed a registration statement on Form SB-2 (Commission File No. 333-130380) (now on Form S-1), including exhibits, with the SEC with respect to the stock offered by this prospectus. This prospectus is part of the registration statement, but does not contain all of the information included in the registration statement or exhibits. You may read and copy the registration statement and these reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F St., N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-033 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including our company.

This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the shares of stock offered under this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, where any such contract or document is an exhibit to the registration statement, each statement with respect to the contract or document is qualified in all respects by the provisions of the relevant exhibit, which is hereby incorporated by reference.

We make available free of charge on or through our internet website our Annual Report on Form 10-KSB, Quarterly Reports on Form 10-QSB, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file this material with, or furnish it to, the SEC. Our Internet address is http://www.puda-coal.com. The information contained on or accessible through our website is not incorporated by reference in this prospectus and should not be considered a part of the prospectus.

PUDA COAL, INC.

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
Together With Report Of
Independent Registered Public Accounting Firm

PUDA COAL, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3 - F-4

Consolidated Statements of Operations	F5 - F-6

Consolidated Statements of Changes in Stockholders’ Equity	F 7 - F-8

Consolidated Statements of Cash Flows	F9 - F-10

Notes to Consolidated Financial Statements	F-11 - F-36

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Puda Coal, Inc.

We have audited the accompanying consolidated balance sheets of Puda Coal, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Puda Coal, Inc. and subsidiaries as of December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Moore Stephens

Certified Public Accountants
Hong Kong

March 4, 2008

PUDA COAL, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006
(In thousands of United States dollars)

	Note(s)	December 31, 2007	December 31, 2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents	22	$16,381	$24,943
Restricted cash	3, 22	233	233
Accounts receivable, net	4	8,137	7,186
Other receivables
- Related parties	5	4	9
- Third parties		6	40
Advances to suppliers
- Related parties	5	685	602
- Third parties		1,363	538
Deferred charges		-	171
Inventories	6	35,953	15,663

Total current assets		62,762	49,385

PROPERTY, PLANT AND EQUIPMENT, NET	7	15,018	9,870

INTANGIBLE ASSETS, NET	8	3,484	3,729

TOTAL ASSETS		$81,264	$62,984

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of long-term debt
- Related party	5,9	$1,300	$1,300
Accounts payable
- Related parties	5	182	221
- Third parties		2,140	2,531
Other payables
- Related parties	1,5	1,851	901
- Third parties		2,916	2,113
Accrued expenses		1,350	951
Income taxes payable		2,223	2,485
VAT payable		1,379	1,204
Distribution payable		1,096	1,026
Convertible notes	10	1,841	-
Derivative conversion feature	10	1,100	-
Penalty payable	10	1,725	204

Total current liabilities		19,103	12,936

LONG-TERM LIABILITIES
Long-term debt
- Related party	5, 9	9,100	10,400
Derivative warrants	10	4,480	8,380
Convertible notes	10	-	3,108
Derivative conversion feature	10	-	2,406

Total long-term liabilities		13,580	24,294

PUDA COAL, INC.
CONSOLIDATED BALANCE SHEETS (Continued)
December 31, 2007 and 2006
(In thousands of United States dollars)

	Note(s)	December 31, 2007	December 31, 2006

COMMITMENTS AND CONTINGENCIES	11

TEMPORARY EQUITY
Option to buy-out Shanxi Coal	1	-	2,717

STOCKHOLDERS’ EQUITY
Preferred stock, authorized 5,000,000 shares, par value $0.01, issued and outstanding None		-	-
Common stock, authorized 150,000,000 shares, par value $0.001, issued and outstanding 105,252,176 (2006: 92,881,301)		105	93
Paid-in capital		28,304	16,506
Statutory surplus reserve fund		1,366	1,366
Retained earnings		14,807	3,933
Accumulated other comprehensive income		3,999	1,139

Total stockholders’ equity		48,581	23,037

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$81,264	$62,984

The accompanying notes are an integral part of these consolidated financial statements.

PUDA COAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2007, 2006 and 2005
(In thousands of United States dollars, except per share data)

			Years ended December 31,
	Note(s)		2007	2006	2005

NET REVENUE			$165,267	$137,771	$51,710

COST OF REVENUE			(136,652)	(109,381)	(40,047)

GROSS PROFIT			28,615	28,390	11,663

OPERATING EXPENSES
Selling expenses			2,975	3,231	791
General and administrative expenses			2,215	2,387	789

TOTAL OPERATING EXPENSES			5,190	5,618	1,580

INCOME FROM OPERATIONS			23,425	22,772	10,083

GAIN ON SHORT-TERM INVESTMENTS			-	-	6

INTEREST INCOME			83	59	12

INTEREST EXPENSE	14		(1,577)	(4,441)	(531)

DEBT FINANCING COSTS	15		(2,422)	(10,669)	(4,964)

DERIVATIVE UNREALIZED FAIR VALUE (LOSS)/GAIN	10(c), 16		(343)	1,237	700

OTHER FINANCING EXPENSES	17		-	-	(902)

INCOME BEFORE INCOME TAXES			19,166	8,958	4,404

INCOME TAXES	18		(8,292)	(7,604)	(3,439)

NET INCOME			10,874	1,354	965

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment			2,860	985	154

COMPREHENSIVE INCOME			$13,734	$2,339	$1,119

NET INCOME			10,874	1,354	965

LESS: DIVIDENDS
Option holder preference dividend	1, 2(n	)	-	(2,717)	(2,717)
Common dividend			-	-	-

UNDISTRIBUTED EARNINGS			$10,874	$(1,363)	$(1,752)

The accompanying notes are an integral part of these consolidated financial statements.

PUDA COAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)
For the years ended December 31, 2007, 2006 and 2005
(In thousands of United States dollars, except per share data)

		Years ended December 31,
	Note(s)	2007	2006	2005

BASIC EARNINGS/(LOSS) PER SHARE
- Option holder preference		$-	$0.04	$0.04
- Other common holders		0.11	(0.02)	(0.03)
		$0.11	$0.02	$0.01

DILUTED EARNINGS/(LOSS) PER SHARE
- Option holder preference		$-	$0.04	$0.04
- Other common holders		0.11	(0.02)	(0.03)
		$0.11	$0.02	$0.01

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING-BASIC	19	98,404,914	80,167,110	73,950,274
-DILUTED	19	100,591,136	80,329,032	77,576,036

The accompanying notes are an integral part of these consolidated financial statements.

PUDA COAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the years ended December 31, 2007, 2006 and 2005
(In thousands of United States dollars)

	COMMON STOCK		PAID-IN CAPITAL	STATUTORY SURPLUS RESERVE FUND	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL STOCKHOLDERS’ EQUITY
	No. of shares	Par Value
Balance, January 1, 2005, as recapitalized (see Notes 1 and 12)	73,750,000	$74	$2,643	$1,243	$3,189	$-	$7,149
Shareholder contribution	-	-	50	-	-	-	50
Notes converted to common stock, at $0.50 per share (Note 10(c))	1,700,000	1	849	-	-	-	850
Conversion feature transferred to equity upon conversion (Note 10(c))	-	-	417	-	-	-	417
Net income	-	-	-	-	965	-	965
Transfer to statutory surplus reserve fund	-	-	-	123	(123)	-	-
Dividend distribution	-	-	-	-	(1,452)	-	(1,452)
Difference between book value of assets of a related party and the purchase price for assets being conveyed from the related party	-	-	666	-	-	-	666
Reclassification to temporary equity (Note 1)	-	-	(2,717)	-	-	-	(2,717)
Foreign currency translation adjustment	-	-	-	-	-	154	154

Balance, December 31, 2005	75,450,000	75	1,908	1,366	2,579	154	6,082

Notes converted to common stock, at $0.50 per share (Note 10(c))	13,500,000	14	6,736	-	-	-	6,750
Exercise of warrants, at $0.60 per share (Note 10(a))	3,100,000	3	1,857	-	-	-	1,860
Cashless exercise of placement agent warrants (Note 10(b))	242,180	-	-	-	-	-	-
Derivative conversion feature transferred to equity upon conversion (Note 10(c))	-	-	3,314	-	-	-	3,314
Derivative note warrants transferred to equity upon exercise (Note 10(c))	-	-	789	-	-	-	789
Derivative placement agent warrants transferred to equity upon exercise (Note 10(c))	-	-	882	-	-	-	882
Issue of common stock for services	10,000	-	21	-	-	-	21
Issue of common stock for fractional shares and round lot holders	487	-	-	-	-	-	-
Issue of penalty shares (Note 10(a))	578,634	1	999	-	-	-	1,000
Net income	-	-	-	-	1,354	-	1,354
Foreign currency translation adjustment	-	-	-	-	-	985	985

Balance, December 31, 2006	92,881,301	$93	$16,506	$1,366	$3,933	$1,139	$23,037

PUDA COAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (Continued)
For the years ended December 31, 2007, 2006 and 2005
(In thousands of United States dollars)

	COMMON STOCK		PAID-IN CAPITAL	STATUTORY SURPLUS RESERVE FUND	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL STOCKHOLDERS’ EQUITY
	No. of shares	Par Value
Notes converted to common stock, at $0.50 per share (Note 10(c))	5,320,000	5	2,655	-	-	-	2,660
Exercise of warrants, at $0.60 per share (Note 10(a))	6,000,000	6	3,594	-	-	-	3,600
Cashless exercise of placement agent warrants (Note 10(b))	1,050,875	1	-	-	-	-	1
Derivative conversion feature transferred to equity upon conversion (Note 10(c))	-	-	1,306	-	-	-	1,306
Derivative note warrants transferred to equity upon exercise (Note 10(c))	-	-	1,527	-	-	-	1,527
Derivative placement agent warrants transferred to equity upon exercise (Note 10(c))	-	-	2,716	-	-	-	2,716
Net income	-	-	-	-	10,874	-	10,874
Foreign currency translation adjustment	-	-	-	-	-	2,860	2,860

Balance, December 31, 2007	105,252,176	$105	$28,304	$1,366	$14,807	$3,999	$48,581

The accompanying notes are an integral part of these consolidated financial statements.

PUDA COAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2007, 2006 and 2005
(In thousands of United States dollars)

		Years ended December 31,
	Notes	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income		$10,874	$1,354	$965
Adjustments to reconcile net income to net cash provided by operating activities
Amortization of land-use rights		78	78	9
Depreciation		1,252	953	183
Provision for doubtful debts		1	10	5
Amortization of debt issue costs		6	838	739
Amortization of discount on convertible notes and warrants		895	8,627	4,225
Derivative unrealized fair value loss/(gain)		343	(1,237)	(700)
Discount on converted shares and exercised warrants		663	2,898	417
Stock compensation expense		46	-	-
Issue of common stock for services		-	21	-
Issue of common stock for penalty		-	1,000	-
Changes in operating assets and liabilities:
Decrease in short-term investments				117
Increase in accounts receivable		(444)	(2,972)	(1,507)
Decrease in notes receivable		-	-	638
Decrease in other receivables		41	4	2,251
(Increase)/decrease in advances to suppliers		(799)	1,819	(2,430)
Increase in inventories		(18,518)	(8,104)	(3,994)
(Decrease)/increase in accounts payable		(596)	1,426	610
Increase in accrued expenses		289	588	115
Increase in other payables		1,553	1,432	1,094
(Decrease)/increase in income tax payable		(415)	1,088	(611)
Increase in VAT payable		90	887	66
Increase in penalty payable		1,521	204	-
Decrease/(increase) in restricted cash		-	382	(615)

Net cash (used in)/provided by operating activities		(3,120)	11,296	1,577

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment		(6,111)	-	-
Payment for the purchase of equity interest in Shanxi Coal		(1,799)	-	-

Net cash used in investing activities		(7,910)	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of warrants		3,600	1,860	-
Repayment of long-term debt		(1,300)	(1,300)	-
Issue of convertible notes		-	-	12,500
Debt issue costs		-	-	(1,583)
Shareholder contribution		-	-	50
Distribution paid to owners of a subsidiary		-	-	(947)

Net cash provided by financing activities		2,300	560	10,020

Effect of exchange rate changes on cash		168	1,020	157

PUDA COAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
For the years ended December 31, 2007, 2006 and 2005
(In thousands of United States dollars)

		Years ended December 31,
	Notes	2007	2006	2005

Net (decrease)/increase in cash and cash equivalents		(8,562)	12,876	11,754
Cash and cash equivalents at beginning of year		24,943	12,067	313

Cash and cash equivalents at end of year		$16,381	$24,943	$12,067

Supplementary cash flow information:	20

The accompanying notes are an integral part of these consolidated financial statements.

PUDA COAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company

Puda Coal, Inc. (formerly Purezza Group, Inc.)(the “Company" or “Puda”) is a corporation organized under Florida Law and headquartered in Shanxi Province, China. The Company was incorporated on August 9, 2001.

On July 15, 2005, the Company acquired all the outstanding capital stock and ownership interests of Puda Investment Holding Limited (“BVI”) and BVI became a wholly-owned subsidiary of the Company. In exchange, Puda issued to the BVI members 1,000,000 shares of its Series A convertible preferred stock, par value $0.01 per share, of the Company, which are convertible into 678,500,000 shares of Puda’s common stock. The purchase agreement provided that the preferred shares would immediately and automatically be converted into shares of Puda’s common stock (the “Mandatory Conversion”), following an increase in the number of authorized shares of Puda’s common stock from 100,000,000 to 150,000,000, and a 1-for-10 reverse stock split of Puda’s outstanding common stock (the “Reverse Split”). The share data has been retroactively adjusted for the Reverse Split (see Note 12).

On August 2, 2005, the authorized number of shares of common stock of the Company was increased from 100,000,000 shares to 150,000,000 shares. On September 8, 2005, Puda completed the Reverse Split. Following the Mandatory Conversion of preferred shares and the Reverse Split, the BVI members received, in the aggregate, approximately 67,850,000 shares of the total of 73,750,000 of Puda’s common stock, representing 92% of the outstanding shares of Puda’s common stock.

BVI is an International Business Company incorporated in the British Virgin Islands on August 19, 2004 and it has a registered capital of $50,000. BVI did not have any operating activities from August 19, 2004 (inception) to December 31, 2007.

BVI, in turn, owns all of the registered capital of Shanxi Putai Resources Limited (formerly, Taiyuan Putai Business Consulting Co., Ltd.) (“Putai”), a wholly foreign owned enterprise (“WFOE”) registered under the wholly foreign-owned enterprises laws of the People’s Republic of China (“PRC”). Putai was incorporated on November 5, 2004 and has a registered capital of $20,000. Putai did not have any operating activities from November 5, 2004 (inception) until June 24, 2005 when it entered into certain operating agreements with Shanxi Puda Coal Group Co., Ltd. (formerly, Shanxi Puda Resources Co. Ltd.)(“Shanxi Coal”), a company with limited liability established under the laws of the PRC.

Shanxi Coal was established on June 7, 1995. Shanxi Coal mainly processes and washes raw coal and sells from its plants in Shanxi Province, high-quality, low sulfur refined coal for industrial clients mainly in Central and Northern China. Shanxi Coal has a registered capital of RMB22,500,000 ($2,717,000) which is fully paid-up. The owners of Shanxi Coal were Mr. Ming Zhao (80%) and Mr. Yao Zhao (20%). Ming Zhao is the chairman and chief executive officer of Puda. Yao Zhao was the chief operating officer of Puda until his resignation became effective on November 20, 2006. Ming Zhao and Yao Zhao are brothers.

On June 24, 2005, Putai and Shanxi Coal entered into an Exclusive Consulting Agreement, an Operating Agreement, and a Technology License Agreement (collectively, these agreements are referred to herein as the “Operating Agreements”). Under the Operating Agreements, Putai agreed to advise, consult, manage and operate Shanxi Coal’s business, to provide certain financial accommodations to Shanxi Coal, and to license certain technology to Shanxi Coal for use in its business, in exchange for Shanxi Coal’s payment of all of its operating cash flows to Putai. Under the Exclusive Option Agreement dated June 24, 2005, each of the holders of the registered capital of Shanxi Coal granted Putai the exclusive right and option (the “Option”) to acquire all of their registered capital of Shanxi Coal at Putai’s sole and absolute discretion for a purchase price equal to the actual capital contributions paid in by the holders of the registered capital of Shanxi Coal for their respective purchase of the shares at the time of original issuance of the registered capital by Shanxi Coal. The amount of the registered capital of Shanxi Coal as of the date of the Exclusive Option Agreement totaled RMB22,500,000 ($2,717,000). Prior to the exercise of the Option, the Option purchase price which equals the registered capital of Shanxi Coal was recorded as temporary equity under the caption “Option to buy-out Shanxi Coal”. The exercise of the Option is analogous to creating a second class of common stock, which is referred to as “Option holder preference” on the consolidated statements of operations for the years ended December 31, 2006 and 2005. Putai was further authorized to exercise the voting rights of the holders of the registered capital of Shanxi Coal and to act as the representative for such holders in all matters respecting Shanxi Coal’s registered capital. Although Puda owned none of the outstanding equity interests in Shanxi Coal, the Operating Agreements provided Puda control over Shanxi Coal, and the risks and rewards associated with equity ownership.

PUDA COAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. The Company (continued)

On September 13, 2007, Putai exercised the Option to acquire 90% of the total registered capital of Shanxi Coal at an acquisition price of RMB20,250,000 (approximately $2,692,000), pursuant to the Exclusive Option Agreement as described above. Upon the Option exercise, Putai entered into a Share Transfer Agreement with the owners of Shanxi Coal, Ming Zhao and Yao Zhao, respectively. Pursuant to the Share Transfer Agreements, Putai agrees to acquire 72% of the total registered capital of Shanxi Coal from Ming Zhao at a purchase price of RMB16,200,000 (approximately $2,154,000) and 18% of the total registered capital of Shanxi Coal from Yao Zhao at a purchase price of RMB4,050,000 (approximately $538,000). As of December 31, 2007, Putai paid $1,799,000 to Ming Zhao and Yao Zhao and the balance of the purchase price payable of $893,000 was included in other payables-related parties in the consolidated balance sheet as of December 31, 2007 (see Note 5). After the acquisition, Putai became a 90% owner of Shanxi Coal, and the Exclusive Option Agreement, Exclusive Consulting Agreement, Operating Agreement, Technology License Agreement and Authorization, each entered into on June 24, 2005, among Putai, Shanxi Coal, Ming Zhao and Yao Zhao, were terminated.

Although the closing of the acquisition of the 90% registered capital of Shanxi Coal by Putai occurred on November 8, 2007, the acquisition was retroactively reflected in the consolidated statements of operations for the year ended December 31, 2007 as if the acquisition was effective from January 1, 2007. The caption “Option to buy-out Shanxi Coal” under temporary equity and the two class method for earnings per share calculation were no longer relevant.

As of December 31, 2007, the percentages owned by Mr. Ming Zhao and Mr. Yao Zhao in the Group companies are as follows:

•	Puda Coal, Inc.: Mr. Ming Zhao (approximately 50%); Mr. Yao Zhao (approximately 13%) held directly.

•	Puda Investment Holding Limited: Mr. Ming Zhao (approximately 50%); Mr. Yao Zhao (approximately 13%) held indirectly through Puda.

•	Shanxi Putai Resources Limited: Mr. Ming Zhao (approximately 50%); Mr. Yao Zhao (approximately 13%) held indirectly through Puda and BVI.

•
Shanxi Puda Coal Group Co., Ltd.: Mr. Ming Zhao (8%); Mr. Yao Zhao (2%) held directly, Mr. Ming Zhao (approximately 45%); Mr. Yao Zhao (approximately 11.7%) held indirectly through Puda, BVI and Putai.

After the above reorganization and as of December 31, 2007, the organizational structure of the Group is as follows:

PUDA COAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies

(a) Basis of Presentation and Consolidation

The consolidated balance sheets as of December 31, 2007 and 2006 include Puda (Registrant and Legal Parent), BVI, Putai and Shanxi Coal (Operating Company), collectively referred to as “the Group”. The consolidated statements of operations for the years ended December 31, 2007 and 2006 includes Puda, BVI, Putai and Shanxi Coal for the full year. The consolidated statement of operations for the year ended December 31, 2005 includes Shanxi Coal for the full year, BVI and Putai from June 24, 2005, and Puda from July 15, 2005. Intercompany items have been eliminated. The consolidated financial statements gave effect to the Mandatory Conversion and Reverse Split as if the transactions were effective on January 1, 2005.

The merger of a private operating company into a non-operating public shell corporation with nominal net assets typically results in the owners and management of the private company having actual or effective operating control of the combined company after the transaction, with shareholders of the former public shell continuing only as passive investors. These transactions are considered to be capital transactions in substance, rather than business combinations. That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible should be recorded. For accounting purposes, Shanxi Coal is deemed to be the acquirer.

(b) Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported periods. Significant estimates include depreciation and allowance for doubtful accounts receivable. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Group considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2007 and 2006, the Group did not have any cash equivalents.

(d) Allowance for Doubtful Accounts

The Group recognizes an allowance for doubtful accounts to ensure accounts receivable are not overstated due to uncollectibility. An allowance for doubtful accounts is maintained for all customers based on a variety of factors, including the length of time the receivables are past due, significant one-time events and historical experience. An additional reserve for individual accounts is recorded when the Group becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted.

(e) Inventories

Inventories are comprised of raw materials and finished goods and are stated at the lower of cost or market value. Substantially all inventory costs are determined using the weighted average basis. Costs of finished goods include direct labor, direct materials, and production overhead before the goods are ready for sale.

PUDA COAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (continued)

(f) Property, Plant and Equipment, Net

Property, plant and equipment are stated at cost. Depreciation is provided principally by use of the straight-line method over the useful lives of the related assets. Expenditures for maintenance and repairs, which do not improve or extend the expected useful lives of the assets, are expensed to operations while major repairs are capitalized.

Management considers that the Company has a 10% residual value for buildings, and a 5% residual value for other property, plant and equipment. The estimated useful lives are as follows:

Buildings and facility	20 years
Machinery and equipment	10 years
Motor vehicles	10 years
Office equipment and others	10 years

The gain or loss on disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets, and, if any, is recognized in the consolidated statement of operations.

(g) Land-use Rights and Amortization

Land-use rights are stated at cost, less amortization. Amortization of land-use rights is calculated on the straight-line method, based on the period over which the right is granted by the relevant authorities in Shanxi Province, PRC.

(h) Impairment of Assets

In accordance with Statement of Financial Accounting Standards (‘SFAS”) No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets", the Group evaluates its long-lived assets to determine whether later events and circumstances warrant revised estimates of useful lives or a reduction in carrying value due to impairment. If indicators of impairment exist and if the value of the assets is impaired, an impairment loss would be recognized.

(i) Derivative Financial Instruments

Derivative financial instruments are accounted for under Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” as amended (SFAS No. 133). Under SFAS No. 133, all derivative instruments are recorded on the balance sheet as assets or liabilities and measured at fair value. Changes in the fair value of derivative instruments are recorded in current earnings.

PUDA COAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (continued)

(j) Income Taxes

The Group accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Group reviewed the differences between the tax bases under PRC tax laws and financial reporting under US GAAP, and no material differences were found, thus, there were no deferred tax assets or liabilities as of December 31, 2007 and 2006.

Under current PRC tax laws, no tax is imposed in respect to distributions paid to owners except for individual income tax.

(k) Revenue Recognition

Revenue from goods sold is recognized when (i) persuasive evidence of an arrangement exists, which is generally represented by a contract with the buyer; (ii) title has passed to the buyer, which generally is at the time of delivery; (iii) the price is agreed with the buyer; and (iv) collectibility is reasonably assured.

Net revenue represents the invoiced value of products, less returns and discounts and net of VAT.

(l) Foreign Currency Transactions

The reporting currency of the Group is U.S. dollars. Shanxi Coal uses its local currency, Renminbi, as its functional currency. Results of operations and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at the end of period exchange rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income in stockholders’ equity. Transaction gains and losses that arise from exchange rates fluctuations from transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. These amounts are not material to the consolidated financial statements for the years ended December 31, 2007, 2006 and 2005.

The PRC government imposes significant exchange restrictions on fund transfers out of the PRC that are not related to business operations. These restrictions have not had a material impact on the Group because it has not engaged in any significant transactions that are subject to the restrictions.

(m) Fair Value of Financial Instruments

SFAS No. 107, “Disclosures about Fair Values of Financial Instruments”, requires disclosing fair value to the extent practicable for financial instruments that are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

For certain financial instruments, including cash, accounts, related party and other receivables, accounts payable, other payables and accrued expenses, it was assumed that the carrying amounts approximate fair value because of the near term maturities of such obligations. For long-term debt, the carrying amount is assumed to be approximate fair value based on the current rates at which the Group could borrow funds with similar remaining maturities.

PUDA COAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (continued)

(n) Earnings Per Share

Basic earnings per share is computed by dividing the earnings for the year by the weighted average number of common shares outstanding for the year. Diluted earnings per share reflects the potential dilution of securities by including other potential common stock, including stock options and warrants, in the weighted average number of common shares outstanding for the year, if dilutive. Prior to the exercise of the Option by Putai (see Note 1), a method akin to the two-class method was presented to reflect the presumed exercise of the Option to buy-out Shanxi Coal for the years ended December 31, 2006 and 2005.

(o) Accumulated Other Comprehensive Income

Accumulated other comprehensive income represents the change in equity of the Group during the years presented from foreign currency translation adjustments.

(p) New Accounting Pronouncements

SFAS 157
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS 157 is expected to have no material impact on the Group’s consolidated financial statements.

SFAS 159
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS 159 is expected to have no material impact on the Group’s consolidated financial statements.

SFAS 141R
In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations, which replaces SFAS No 141. The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized for purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS No. 141R is effective for financial statements issued for fiscal years beginning January 1, 2009 and will apply prospectively to business combinations completed on or after that date. The adoption of SFAS 141R is expected to have no material impact on the Group’s consolidated financial statements.

PUDA COAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (continued)

(p) New Accounting Pronouncements

SFAS 160
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51, which changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS No. 160 is effective for financial statements for fiscal years beginning January 1, 2009 and will apply prospectively, except for the presentation and disclosure requirements, which will apply retrospectively. The adoption of SFAS 160 is expected to have no material impact on the Group’s consolidated financial statements.

3. Restricted Cash

Restricted cash of $233,000 is reserved for interest payments on convertible notes.

4. Allowance for Doubtful Receivables

Details of allowance for doubtful receivables deducted from accounts receivable are as follows:-

	December 31, 2007	December 31, 2006
	’000	’000

Balance, beginning of year	$44	$34
Additions	4	10

Balance, end of year	$48	$44

The Group did not write off any bad debts in the years ended December 31, 2007, 2006 and 2005.

PUDA COAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Related Party Transactions

As of December 31, 2007 and 2006, the Group had the following amounts due from/to related parties:-

	December 31, 2007	December 31, 2006
	$’000	$’000
Other receivable from Ming Zhao, CEO, director and major shareholder of Puda	$4	$9

Advance to Shanxi Liulin Jucai Coal Industry Co., Limited (“Jucai Coal”), a related company with a common owner	$685	$602

Accounts payable to Jucai Coal	$182	$221

Other payable to Shanxi Puda Resources Group Limited (“Resources Group”), a related company with common owners	$743	$696

Other payable to Yao Zhao, manager and shareholder of Puda	215	205

Other payable to Ming Zhao and Yao Zhao	893	-

	$1,851	$901

Loan payable to Resources Group
-current portion	$1,300	$1,300
-long-term portion	9,100	10,400

	$10,400	$11,700

The balances, except for the loan payable to Resources Group, are unsecured, interest-free and there are no fixed terms for repayment.

The balance payable to Resources Group of $743,000 includes professional and regulatory charges related to the public listing paid by Resources Group on behalf of the Company of $901,000, netted against other receivables of $158,000 due from Resources Group.

The amount payable to Yao Zhao represents land-use rights paid by him on behalf of Shanxi Coal (see Note 8).

The amount payable to Ming Zhao and Yao Zhao of $893,000 represents the balance of the purchase price for the exercise of the Option (see Note 1).

In 2001, Shanxi Coal entered into agreements with Resources Group to lease an office and certain equipment. In the years ended December 31, 2007, 2006 and 2005, rental expenses paid to Resources Group were $6,000, $6,000 and $24,000, respectively (see Note 11).

In the years ended December 31, 2007, 2006 and 2005, Shanxi Coal purchased raw coal from Jucai Coal in the amounts of $18,320,000, $17,329,000 and $4,367,000, respectively.

PUDA COAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Related Party Transactions (continued)

On November 17, 2005, Shanxi Coal entered into a coal supply agreement with Jucai Coal, pursuant to which Shanxi Coal has priority to Jucai Coal’s high grade metallurgical coking coal supply over Jucai Coal’s other customers. Under the terms of the agreement, Shanxi Coal receives a discount of approximately $4 to $6 per metric ton of coal from the price Jucai Coal charges to its other customers.

On November 17, 2005, Shanxi Coal entered into two conveyance agreements with Resources Group. The two agreements transfer two new coal washing plants, related land-use rights and coal washing equipment in Liulin County and Zhongyang County, Shanxi Province. The Liulin County plant has an annual clean coal washing capacity of 1.1 million metric tons while the Zhongyang County plant has an annual clean coal washing capacity of 1.2 million metric tons. The Liulin County plant started formal production in December 2005. The Liulin County plant, land-use rights and related equipment were purchased for a cost of $5,800,000. The Zhongyang County plant started formal production at the end of March 2006. The Zhongyang County plant, land-use rights and related equipment were purchased for a cost of $7,200,000. Each conveyance agreement provides that the purchase price paid by Shanxi Coal to Resources Group, which totals $13,000,000, should be amortized over ten years from December 31, 2005 and bear interest at a rate of 6% per annum payable quarterly. In the year ended December 31, 2007, Shanxi Coal paid principal of $1,300,000 (2006: $1,300,000) and interest of $674,000 (2006: $750,000) to Resources Group. Shanxi Coal pledged the land use rights, plant and equipment of the plants to Resources Group until such time when the purchase price and interest thereupon is fully paid by Shanxi Coal to Resources Group. The conveyance loans financing the acquisitions are subordinated to the convertible notes. Payments by Shanxi Coal to Resources Group under the conveyance loans may not be accelerated while Puda has obligations of principal or interest outstanding to investors under the convertible notes, nor may Shanxi Coal make payments under the conveyance loan if Puda is in default to the investors under the notes. If Shanxi Coal fails to pay the principal or interest of the purchase price of the new plants financed by Resources Group in full when due, the properties acquired by Shanxi Coal, which have been pledged to Resources Group as collateral, are revertible to Resources Group (see Notes 7, 8 and 9).

6. Inventories

As of December 31, 2007 and 2006, inventories consist of the following:

	December 31, 2007	December 31, 2006
	$’000	$’000

Raw materials	$24,252	$12,342
Finished goods	11,701	3,321

Total	$35,953	$15,663

There was no allowance for losses on inventories as of December 31, 2007 and 2006.

PUDA COAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Property, Plant and Equipment, Net

As of December 31, 2007 and 2006, property, plant and equipment consist of following:

	December 31, 2007	December 31, 2006
	$’000	$’000
Cost:
Buildings and facilities	$3,344	$2,961
Machinery equipment	13,611	8,131
Motor vehicles	104	254
Office equipment and others	30	76

	17,089	11,422

Accumulated depreciation:
Buildings and facilities	255	243
Machinery equipment	1,814	1,130
Motor vehicles	2	143
Office equipment and others	-	36

	2,071	1,552
Carrying value:
Buildings and facilities	3,089	2,718
Machinery equipment	11,797	7,001
Motor vehicles	102	111
Office equipment and others	30	40

	$15,018	$9,870

Shanxi Coal pledged the Liulin and Zhongyang coal washing plant and related equipment to Resources Group until such time when the purchase price and interest thereon is fully paid by Shanxi Coal. If Shanxi Coal fails to pay the principal and interest of the purchase prices of the new plants financed by Resources Group in full when due, the properties acquired by Shanxi Coal, which have been pledged to Resources Group as the collateral, are revertible to Resources Group (see Notes 5 and 9).

On June 6, 2007, Shanxi Coal entered into an Asset Exchange Agreement with an unrelated party. Pursuant to the Asset Exchange Agreement, Shanxi Coal agreed to exchange all assets of its 400,000 MT Liulin Dongqiang coal washing plant, with a book value of RMB11.5 million ($1,511,000), plus RMB45.5 million ($5,977,000) in cash, for all assets of Lingshi County Chongjie coal washing plant owned by the unrelated party, with a book value of RMB57 million ($7,488,000). The assets exchanged were measured based on recorded amounts and no gain or loss was recognized in accordance with APB Opinion No. 29 “Accounting for Nonmonetary Transactions” as amended by SFAS No. 153 “Exchange of Nonmonetary Assets”. The Lingshi County Chongjie coal washing plant, which has an annual clean coal washing capacity of 1.2 million metric tons, started formal production in August, 2007.

Depreciation expense for the years ended December 31, 2007, 2006 and 2005 was approximately $1,252,000, $953,000 and $183,000, respectively. In the year ended December 31, 2007, the amount included in cost of sales and general and administrative expenses was approximately $1,238,000 (2006: $927,000, 2005: $158,000) and $14,000 (2006: $26,000, 2005: $25,000), respectively.

PUDA COAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Intangible Assets

	Land-use rights
	December 31, 2007	December 31, 2006
	$’000	$’000

Cost	$3,634	$3,831

Accumulated amortization	150	102

Carrying value	$3,484	$3,729

Land-use rights of $197,000 paid by Yao Zhao on behalf of Shanxi Coal are located in Liulin County, Shanxi Province and were amortized over fifty years up to March 2051 (see Note 5). These rights were transferred to an unrelated party per the Asset Exchange Agreement dated June 6, 2007 (see Note 7).

Land-use rights of $2,242,000 in Liulin County purchased from Resources Group are located in Shanxi Province and are amortized over fifty years up to August 4, 2055. Land-use rights of $1,392,000 in Zhongyang County purchased from Resources Group are located in Shanxi Province and are amortized over fifty years up to May 20, 2055. Shanxi Coal pledged these land-use rights to Resources Group until such time when the purchase price and interest thereon is fully paid by Shanxi Coal (see Notes 5 and 9).

Amortization expense for the years ended December 31, 2007, 2006 and 2005 was approximately $78,000, $78,000, and 9,000 respectively. The estimated aggregate amortization expense for the five years ending December 31,2008, 2009, 2010, 2011 and 2012 amounts to approximately $78,000, $78,000, $78,000, $78,000 and $78,000, respectively.

9. Long-term Debt

	December 31, 2007	December 31, 2006
	$’000	$’000

Conveyance loan	$10,400	$11,700
Less: current portion	(1,300)	(1,300)
Long-term portion	$9,100	$10,400

The conveyance loan is seller-financed, payable over ten years from December 31, 2005 and bears interest at a rate of 6% per annum, payable quarterly. In the year ended December 31, 2007, Shanxi Coal paid principal of $1,300,000 (2006: $1,300,000) and interest of $674,000 (2006: $750,000) to Resources Group. Shanxi Coal pledged the land-use rights and plant and equipment until such time when the purchase price and interest thereon is fully paid by Shanxi Coal to Resources Group. The conveyance loan is subordinated to the convertible notes. Payments by Shanxi Coal to Resources Group under the conveyance loan may not be accelerated while Puda has obligations of principal or interest outstanding to investors under the notes, nor may Shanxi Coal make payments under the conveyance loan if Puda is in default to the investors under the notes (see Notes 5, 7 and 8).

PUDA COAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Long-term Debt (continued)

The future principal payments under the conveyance loan as of December 31, 2007 are as follows:

Year	December 31, 2007
$’000

2008	$1,300
2009	1,300
2010	1,300
2011	1,300
2012	1,300
Thereafter	3,900
$10,400

10. Convertible Notes and Related Warrants

(a) On November 18, 2005, the Company issued $12,500,000 8% unsecured convertible notes due October 31, 2008 and related warrants to purchase shares of common stock of the Company. The notes are convertible into common stock at $.50 per share over the term of the debt. As of December 31, 2007, $10,260,000 was converted into 20,520,000 shares of common stock. The related warrants to purchase 25,000,000 shares of common stock, exercisable at $.60 per share, have a term of five years from the date of issuance. As of December 31, 2007, 9,100,000 warrants were exercised into 9,100,000 shares of common stock.

PUDA COAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Convertible Notes and Related Warrants (continued)

Investors were given "full ratchet" anti-dilution protection under the notes and the warrants, meaning that the conversion price under the notes and the exercise price under the warrants will be adjusted to the lowest per share price for future issuances of Puda's common stock should such per share price be lower than the conversion price of the notes or the exercise price of the warrants, with carve-outs for (i) issuance of shares of common stock in connection with the conversion of the notes or exercise of the warrants, (ii) the issuance of shares of common stock for the payment of the penalties under the notes, or (iii) the issuance of common stock to employees or directors pursuant to an equity incentive plan approved by Puda's stockholders. The conversion price of the notes and the exercise price of the warrants are also subject to proportional adjustments for issuance of shares as payment of dividends, stock splits, and rights offerings to shareholders in conjunction with payment of cash dividends. Investors were also given registration rights in connection with the resale of (i) the common stock into which the notes may be converted, and (ii) the common stock underlying the warrants, on a registration statement to be filed with the Securities and Exchange Commission (“SEC”). Such registration statement is required to be filed within 30 days following the date of closing of the offer and sale of the units, which occurred on November 18, 2005, and declared effective within 120 days from that date, or Puda will be subject to pay a penalty to investors of an amount equal to 1% of the purchase price of each unit held by investors, payable in shares of common stock for every 30 day period, or part thereof, after the relevant date. Puda is required to pay the costs associated with the registration statement. Puda is also required to pay investors an amount equal to 1% of the purchase price of each unit held by investors for every 30 day period that Puda becomes deficient in its periodic reporting requirements with the SEC under the Securities Exchange Act of 1934, as amended until all the securities have been sold by the investors. This late filing penalty will be in addition to any other penalties and is payable in shares of Puda’s common stock. Puda may redeem all, but not less than all, of the warrants at $0.001 per share subject to 30 business days’ prior notice to the holders of the warrants, and provided that (i) a registration statement is in effect covering the common stock underlying the warrants, (ii) the closing bid price of the common stock of Puda exceeds $2.50 per share on an adjusted basis for at least 20 consecutive trading days and (iii) the average daily trading volume of the common stock exceeds 50,000 shares per day during the same period. Puda will be subject to default on the notes should they fail to (i) make timely interest payment and such default continues for 15 days, (ii) make payment of the principal when due, (iii) comply with any other agreements under the Note, (iv) commences bankruptcy, provided that note holders representing at least 50% of the principal amount of the notes have notified Puda of the default and Puda has not cured the default within 45 days of such notice.

The convertible notes and warrants require the Company to register the resale of the shares of common stock upon conversion or exercise of these securities. The warrants are freestanding derivative financial instruments. The Company accounts for the fair value of these outstanding warrants to purchase common stock and conversion feature of its convertible notes in accordance with SFAS No. 133 “Accounting For Derivative Instruments And Hedging Activities” and EITF Issue No. 00-19 “Accounting For Derivative Financial Instruments Indexed To And Potentially Settled In A Company’s Own Stock” which requires the Company to account for the conversion feature and warrants as derivatives. Pursuant to SFAS No. 133, the Company bifurcated the fair value of the conversion feature from the convertible notes, since the conversion features were determined not to be clearly and closely related to the debt host. In addition, since the effective registration of the securities underlying the conversion feature and warrants is an event outside of the control of the Company, pursuant to EITF Issue No. 00-19, the Company recorded the fair value of the conversion features and warrants as liabilities. The Company is required to carry these derivatives on its balance sheet at fair value and unrealized changes in the values of these derivatives are reflected in the consolidated statement of operations as “Derivative unrealized fair value gain/ (loss)”.

PUDA COAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Convertible Notes and Related Warrants (continued)

Based on a Black-Scholes pricing model the warrants, which are exercisable at $.60 per share, have a value of $2.25 per share, or $56,250,000, and the conversion feature has a value of $2.17 per share, or $54,250,000. The parameters used in the model include the stock market price on the issuance date of $2.46, exercise price of warrants of $0.60, (conversion price of note of $0.50), contractual term of five years (three years for conversion feature), risk-free interest rate for treasury bills of 3.89% and historical volatility of 110% based on the previous twelve months stock price.

As these values are greater than the debt of $12,500,000, the total issue was discounted. The discount was allocated between the warrants and conversion feature based on their relative fair values, resulting in the warrants being valued at $6,363,000 and the conversion feature at $6,137,000. The conversion feature was recorded as a derivative liability as the contract does not contain an explicit limit on the number of shares to be delivered in a share settlement, and is being amortized over the life of the debt of three years using the effective interest method, up to October 31, 2008. The amount amortized in the years ended December 31, 2007, 2006 and 2005 were $524,000, $1,263,000 and $229,000, respectively. Upon conversion, the pro rata % of the amount actually converted in relation to the total convertible is multiplied by the remaining derivative liability, and transferred to equity. The amount of derivative conversion feature transferred to equity in the years ended December 31, 2007, 2006 and 2005 were $1,306,000, $3,314,000 and $417,000, respectively. The portion of the discount related to the converted shares of $648,000, $2,689,000 and $417,000 in the years ended December 31, 2007, 2006 and 2005, respectively, was recorded in interest expense. The unamortized amount of $366,000 as of December 31, 2007 was offset against convertible notes. The amount allocated to the warrants is classified as a derivative liability because they embody an obligation to issue a variable number of shares. This obligation is generated by the Registration Rights and Late Filing Penalties described above. Warrants are being amortized over the term of five years using the effective interest method up to October 31, 2010, and the amount amortized in the years ended December 31, 2007, 2006 and 2005 was $205,000, $3,908,000 and $2,121,000, respectively. Upon exercise, the pro rata % of the amount actually exercised in relation to the total exercisable is multiplied by the remaining derivative liability, and transferred to equity. The amount of derivative warrants transferred to equity in the years ended December 31, 2007, 2006 and 2005 was $1,527,000, $789,000 and $nil, respectively. The portion of the discount of $15,000, $80,000 and $nil related to the exercised warrants in the years ended December 31, 2007, 2006 and 2005, respectively, was recorded in interest expense. The unamortized amount of $33,000 as of December 31, 2007 was offset against convertible notes.

Debt issue costs of $1,583,000 are being amortized over the life of the debt of three years using the effective interest method up to October 31, 2008 and the amounts amortized in the years ended December 31, 2007, 2006 and 2005 were $6,000 and $838,000 and $739,000, respectively.

Interest expense on the convertible notes in the years ended December 31, 2007, 2006 and 2005 amounted to $240,000, $793,000 and $114,000, respectively.

As at December 31, 2007, the registration statement regarding the convertible notes and related warrants has not been declared effective by the SEC. The relevant date of March 17, 2006 for having the registration statement declared effective pursuant to the subscription agreement for the convertible notes and warrants has passed. Therefore, Puda is required to pay the penalty to investors for the delay in getting the registration statement effective. According to the subscription agreement of the convertible notes and related warrants, the penalty is equal to 1% of the purchase price of each unit held by investors, payable in shares of common stock of the Company, for every 30-day period, or part thereof, after the relevant date. The penalty payable to the investors is $4,167 per day after the relevant date. The penalty for the year ended December 31, 2007 was $1,521,000. The penalty was $1,204,000 for the year ended December 31, 2006, of which $1,000,000 was paid in the form of 578,634 common shares. As of December 31, 2007, the accrued but unpaid penalty of $1,725,000 was recorded as a current liability and will be transferred to equity when the common shares are issued as penalty payment.

PUDA COAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Convertible Notes and Related Warrants (continued)

In December 2006, the FASB issued FASB Staff Position (“FSP”) No. EITF 00-19-2, "Accounting for Registration Payment Arrangements" (EITF 00-19-2). EITF 00-19-2 addresses an issuer’s accounting for registration payment arrangements. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of the FSP, the guidance is effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. The Company has been and is in compliance with the FSP in that the contingent obligation is recognized under Statement 5 and FASB Interpretation No. 14 and financial instruments subject to registration payment arrangement are recognized and measured in accordance with other applicable accounting principles.

(b) In conjunction with the issuance of the notes, the placement agent was issued five year warrants, exercisable from November 18, 2005, to purchase 2,500,000 shares of common stock of the Company at an exercise price of $.60 per share. The warrants issued to the placement agent have the same terms and conditions as the warrants issued to the investors, including "full ratchet" anti-dilution protection, proportional exercise price adjustments based on issuances of stock as dividends and share splits, and Puda’s right to redeem the warrants subject to an effective registration statement covering the underlying shares of the placement agent’s warrant, and certain share price and trading volume requirements. However, the warrants issued to the placement agent, unlike the warrants issued to the investors, have a cashless exercise feature. With a cashless exercise feature, the warrant holders have the option to pay the exercise price of $0.60 not in cash, but by reducing the number of common share issued to them. These warrants were valued at $2.25 per share and the total value amounted to $5,625,000. As with the warrants related to the notes, the placement agent warrants are classified as a derivative liability and are freestanding derivative financial instruments and contain Registration Rights and Late Filing Penalties identical to those held by the investors. These warrants are being amortized over the term of five years using the effective interest method, up to October 31, 2010. The amount amortized in the years ended December 31, 2007, 2006 and 2005 was $166,000, $3,456,000 and $1,875,000 respectively. Upon exercise, the pro rata % of the amount actually exercised in relation to the total exercisable is multiplied by the remaining derivative liability, and transferred to equity. The amount of derivative placement agent warrants transferred to equity in the years ended December 31, 2007, 2006 and 2005 was $2,716,000, $882,000 and $nil, respectively. The portion of the discount of $nil, $129,000 and $nil related to the exercised warrants in the years ended December 31, 2007, 2006 and 2005, respectively, was recorded in interest expense. As of December 31, 2007, these warrants were valued at $.57 per share according to a Black-Scholes pricing model and the unrealized loss on the change in fair value of these warrants of $343,000 was included in the consolidated statements of operations. As of December 31, 2007, 1,742,040 placement agent warrants were exercised in a cashless method and resulted in the issuance of 1,293,055 common shares.

PUDA COAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Convertible Notes and Related Warrants (continued)

(c) As of December 31, 2007 and 2006, convertible notes and related warrants include the following:

	December 31, 2007	December 31, 2006
	$000	$000
Convertible notes:
Gross amount issued	$12,500	$12,500
Less: amount converted in 2005	(850)	(850)
Less: amount converted in 2006	(6,750)	(6,750)
Less: amount converted in 2007	(2,660)	-
Less: unamortized discount on conversion feature	(366)	(1,538)
Less: unamortized discount on note warrants	(33)	(254)
	$1,841	$3,108

Derivative conversion feature:
Amount allocated to conversion feature	$6,137	$6,137
Less: amount transferred to equity upon conversion in 2005	(417)	(417)
Less: amount transferred to equity upon conversion in 2006	(3,314)	(3,314)
Less: amount transferred to equity upon conversion in 2007	(1,306)	-
	$1,100	$2,406

Derivative warrants:
Amount allocated to investor warrants	$6,363	$6,363
Placement agent warrants	5,625	5,625
Less: amount transferred to equity upon exercise of note warrants in 2006	(789)	(789)
Less: amount transferred to equity upon exercise of placement agent warrants in 2006	(882)	(882)
Less: amount transferred to equity upon exercise of note warrants in 2007	(1,527)	-
Less: amount transferred to equity upon exercise of placement agent warrants in 2007	(2,716)	-
Less: change in fair value in 2005	(700)	(700)
Less: change in fair value in 2006	(1,237)	(1,237)
Add: change in fair value in 2007	343	-
	$4,480	$8,380

PUDA COAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Commitments and Contingencies

As of December 31, 2007, the Group leased office premises under the operating lease agreement expiring in 2008.

The future minimum lease payments under the above-mentioned lease as of December 31, 2007 are as follows:

Year	December 31, 2007
$’000

2008	$6

The above future lease payments represent amounts payable to Resources Group (see Note 5).

On September 6, 2007, Shanxi Coal entered into an agreement with an unrelated party, pursuant to which Shanxi Coal agreed to purchase the coal mining right with respect to a coal mine located in Duanjia Village, Jingle County, Shanxi Province of China. As consideration, Shanxi Coal agreed to pay an aggregate purchase price of RMB460 million (approximately $60.7 million) in cash. Under the agreement, Shanxi Coal agreed to pay a first installment in the amount of RMB200 million ($26.5 million) within 10 business days after the receipt of the mining permit and a second installment in the amount of RMB150 million ($19.9 million) within ten business days after the receipt of the mining commencement report. Shanxi Coal agreed to pay the remaining purchase price, RMB110 million ($14.6 million) within one year after the receipt of the mining commencement permit. Shanxi Coal plans to finance the purchase through a debt facility. If the seller does not obtain the mining permit for the benefit of Shanxi Coal within two months of the agreement date, Shanxi Coal may terminate the agreement. As of the date of the agreement, the coal mine is not operating and Shanxi Coal would need to construct the coal mine after the commencement permit has been obtained. As of April 3, 2008, the seller had not obtained the mining permit and Shanxi Coal has not made the first installment.

As of December 31, 2007 and 2006, the Group did not have any contingent liabilities.

12. Common Stock

The number of shares of common stock presented as outstanding as of January 1, 2005 in the consolidated statement of changes in stockholders’ equity includes the shares issued by the Company as a result of the reorganization as described in Note 1. The shares issued by the Company as a result of the reorganization, as presented below, do not include additional shares which may be issued in connection with the Reverse Split for fractional shares and to preserve round lot holders. Details of the number of shares presented are as follows:

Number of shares

Outstanding shares as at July 15, 2005 prior to the reorganization	59,000,000

Common stock converted from preferred stock issued as a result of the reorganization	678,500,000
Effect of the 1-for-10 reverse stock split	(663,750,000)

Number of shares of common stock presented in the consolidated statement of changes in stockholders’ equity as of January 1, 2005	73,750,000

PUDA COAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Profit Appropriation

In accordance with PRC regulations, Shanxi Coal is required to make appropriations to the statutory surplus reserve fund, based on after-tax net income determined in accordance with PRC GAAP. According to the Memorandum and Articles of Association of Shanxi Coal, appropriation to the statutory surplus reserve fund should be at least 10% of the after-tax net income determined in accordance with the PRC GAAP until the reserve fund is equal to 50% of the entity’s registered capital. Appropriations to the statutory public welfare fund should be at least 5% of the after-tax net income determined in accordance with the PRC GAAP. Statutory surplus reserve is established for the purpose of remedying Shanxi Coal’s losses, expanding operations, or increasing registered capital, and is non-distributable other than in liquidation.

14. Interest Expense

Interest expense for the year ended December 31, 2007 includes a $240,000 (2006: $793,000, 2005: $114,000) interest payment for the 8% convertible notes, a $674,000 (2006: $750,000, 2005: $nil) interest payment for the 6% loan from Resources Group for the purchase of the Liulin and Zhongyang plants, and $663,000 (2006: $2,898,000, 2005: $417,000) for the expensed portion of the discount on the conversion feature and warrants related to converted shares and exercised warrants.

15. Debt Financing Costs

Debt financing costs for the years ended December 31, 2007 include amortization of debt issue costs of $6,000 (2006: $838,000, 2005: $739,000), amortization of discount on convertible notes and warrants of $895,000 (2006: $8,627,000, 2005: $4,225,000) and penalty for the delay in getting the registration statement effective by March 17, 2006 of $1,521,000 (2006: $1,204,000, 2005: $nil) (See Note 10).

16. Derivative Unrealized Fair Value Gain/Loss

Derivative unrealized fair value loss of $343,000 in the year ended December 31, 2007 (2006: derivative unrealized fair value gain of $1,237,000, 2005: derivative unrealized fair value gain of $700,000) represented the change in fair value of the derivative warrants (see Note 10).

17. Other Financing Expenses

Other financing expenses for the year ended December 31, 2005 mainly include $902,000 for professional and regulatory charges related to the public listing. There were no such expenses in the year ended December 31, 2007 and 2006.

PUDA COAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Taxation

No provision for taxation has been made for Puda, BVI and Putai for the years ended December 31, 2007 and 2006, as they did not generate any taxable profits during these periods.

Pursuant to the PRC Income Tax Laws, Shanxi Coal is subject to enterprise income tax at a statutory rate of 33% (30% national income tax plus 3% local income tax).

Details of income taxes in the statements of operations are as follows:

	Years ended December 31,
	2007	2006	2005
	$’000	$’000	$’000

Current year provision	$8,292	$7,604	$3,439

A reconciliation between taxes computed at the United States statutory rate of 34% and the Group’s effective tax rate is as follows:-

	Years ended December 31,
	2007	2006	2005
	$’000	$’000	$’000

Income before income taxes	$19,166	$8,958	$4,404

Income tax on pretax income at statutory rate	6,516	3,046	1,497
Tax effect of expenses that are not deductible in determining taxable profits	1,560	4,544	2,195
Tax effect of income that is not taxable in determining taxable profits	-	(421)	(238)
Effect of different tax rates of subsidiary operating in other jurisdictions	(240)	(234)	(94)
Change in valuation allowance	456	669	79

Income tax at effective rate	$8,292	$7,604	$3,439

As at December 31, 2007 and 2006, the Group had accumulated net operating loss carryforwards for United States federal tax purposes of approximately of $4,646,000 and $3,305,000, respectively, that are available to offset future taxable income. Realization of the net operating loss carryforwards is dependent upon future profitable operations. In addition, the carryforwards may be limited upon a change of control in accordance with Internal Revenue Code Section 382, as amended. Accordingly, management has recorded a valuation allowance to reduce deferred tax assets associated with the net operating loss carryforwards to zero at December 31, 2007 and 2006. The net operating loss carryforwards expires in years 2021, 2022, 2023, 2024, 2025, 2026 and 2027 in the amounts of $132,000, $394,000, $153,000, $371,000 and $287,000, $1,968,000 and $1,341,000, respectively.

At December 31, 2007 and 2006, deferred tax assets consist of:

	December 31, 2007	December 31, 2006
	$’000	$’000

Net operating loss carryforwards	$1,580	$1,124
Less: Valuation allowance	(1,580)	(1,124)

Net	$-	$-

PUDA COAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Basic and Diluted Weighted Average Number of Shares

	Years ended December 31,
	2007	2006	2005

Basic weighted average number of shares	98,404,914	80,167,110	73,950,274
Options outstanding, after adjusting for 10 to 1 Reverse split	2,678	9,683	56,218
Assumed conversion of notes	-	-	1,742,904
Assumed exercise of warrants	-	-	1,826,640
Issuance of penalty shares	2,183,544	152,239	-

Diluted weighted average number of shares	100,591,136	80,329,032	77,576,036

The convertible notes and warrants have no dilutive effect on the basic income per share in the years ended December 31, 2007 and 2006, but these items could potentially dilute earnings per share in the future. If the conversion of notes and exercise of warrants had not been anti-dilutive, the number of shares that would have been issued for the years ended December 31, 2007 and 2006 were 11,087,275 and 27,061,000, respectively.

20. Supplementary cash flow information

	Years ended December 31,
	2007	2006	2005
	$’000	$’000	$’000

Cash paid during the period for:
Interest	$914	$1,543	$114
Income taxes	$8,706	$6,516	$2,039

Major non-cash transactions:
Notes converted into common shares	$2,660	$6,750	$850
Issue of common stock for services	$-	$21	$-
Issue of common stock for penalty	$-	$1,000	$-
Dividend declared	$-	$-	$1,452
Purchase of land-use rights, property, plant and equipment from Resources Group	$-	$-	$13,000
Cashless exercise of 1,468,706 (2006: 273,334) placement agent warrants into 1,050,875 (2006: 242,180) common shares	$-	$-	$-

PUDA COAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. Stock Compensation

As at December 31, 2007 and 2006, Puda has outstanding options as follows:

Number of options granted	After adjusting for the 10 to 1 reverse stock split		Exercise price	Expiry date	Estimated Fair value
					$’000
150,000	15,000	(i)	$1	October 20, 2008	0

(i)	granted in 2003 to former directors/officers in consideration of services rendered.

The following summarizes the share option transactions during the year

	Number of options	Weighted average exercise price
Options outstanding at December 31, 2005 (after adjusting for the 10 to 1 reverse stock split)	165,000	$9.2
Granted	-	-
Exercised	-	-
Forfeited	-	-
Expired	(150,000)	(8.2)

Options outstanding at December 31, 2006	15,000	$1

Granted	-	-
Exercised	-	-
Forfeited	-	-
Expired	-	-

Options outstanding at December 31, 2007	15,000	$1

On June 29, 2007, Puda entered into a contract with a director. Pursuant to the contract, in consideration of his service to the Company as an independent director commencing on July 1, 2007, he will receive compensation in the form of warrants to purchase 10,000 shares of common stock of the Company per year. The term of the warrants is 5 years and the exercise price is $2.50 per share. As of December 31, 2007, the warrants have not been issued. The stock compensation cost $21,000 for the year ended December 31, 2007.

On August 3, 2007, Puda entered into a contract with another director. Pursuant to the contract, in consideration of his service to the Company as an independent director commencing on August 3, 2007, he will receive an annual fee of $40,000 in cash and 12,500 shares of common stock of the Company. As of December 31, 2007, the shares of common stock have not been issued. The stock compensation cost was $12,000 for the year ended December 31, 2007.

On October 9, 2007, Puda entered into a contract with another director. Pursuant to the contract, in consideration of his service to the Company as an independent director commencing on October 9, 2007, he will receive an annual fee of $40,000 in cash and 13,021 shares of common stock of the Company. As of December 31, 2007, the shares of common stock have not been issued. The stock compensation cost was $13,000 for the year ended December 31, 2007.

PUDA COAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22. Concentrations and Credit Risk

The Group operates principally in the PRC and grants credit to its customers in this geographic region. Although the PRC is economically stable, it is always possible that unanticipated events in foreign countries could disrupt the Group’s operations.

At December 31, 2007 and 2006, the Group has a credit risk exposure of uninsured cash in banks of approximately $16,614,000 and $25,176,000, respectively. The Group does not require collateral or other securities to support financial instruments that are subject to credit risk.

The net sales to customers representing at least 10% of net total sales are as follows:

	Years ended December 31,
Customers	2007		2006		2005

	$’000%		$’000%		$’000%

Customer A	$21,626	13	$27,387	20	$7,810	15
Customer E	$-	-	$-	-	$6,588	13

The following customers had balances greater than 10% of the total accounts receivable as of December 31, 2007 and 2006, respectively:

Customers	December 31, 2007		December 31, 2006
	$’000%		$’000%

Customer A	$961	12	$2,135	30
Customer B	$878	11	$-	-
Customer C	$865	11	$863	12
Customer D	$849	10	$729	10
Customer E	$-	-	$798	11
Customer F	$-	-	$739	10

PUDA COAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23. Retirement Benefits

The full-time employees of Shanxi Coal are entitled to staff welfare benefits including medical care, casualty, housing benefits, education benefits, unemployment insurance and pension benefits through a Chinese government-mandated multi-employer defined contribution plan. The Group is required to accrue the employer-portion for these benefits based on certain percentages of the employees’ salaries. The total provision for such employee benefits was $395,000, $332,000 and $115,000 for the years ended December 31, 2007, 2006 and 2005, respectively and were recorded as accrued expenses. As of December 31, 2007 and 2006, the total amount included in accrued expenses for the provision was $1,154,000 and $709,000, respectively. The Group is required to make contributions to the plans out of the amounts accrued for all staff welfare benefits except for education benefits. The contributions have not yet been made to the government social welfare organization for the years ended December 31, 2007 and 2006. The PRC government is responsible for the staff welfare benefits including medical care, casualty, housing benefits, unemployment insurance and pension benefits to be paid to these employees. The Group is responsible for the education benefits to be paid and it has been accrued for in the consolidated financial statements.

In the EITF Consensus 92-13, EITF provides guidance regarding accounting for estimated payments in connection with the Coal industry Retiree Health Benefit Act of 1992, which requires enterprises that have ongoing operations in the coal industry to account for their obligations under the Act as either participation in a multi-employer plan or as a liability. The Group is only required to comply with the aforementioned separate contribution plan according to local statutory requirements regarding retiree health benefits, accordingly, the Consensus does not have impact on the Group’s consolidated financial statements presented.

24. Black Lung Benefits

In the United States of America, companies are responsible under the Federal Coal Mine Health and Safety Act of 1969, as amended, and various states’ statutes for the payment of medical and disability benefits to employees and their dependents resulting from occurrences of coal worker’s pneumoconiosis disease (black lung). In the PRC, besides a uniform contribution plan described in Note 23, there is no such special Act or regulatory requirements to cover occurrences of coal worker’s black lung. The Group provides no provision for its workers’ black lung benefits inasmuch as the aforesaid Act does not apply to the Group.

PUDA COAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25. Condensed Financial Information of Registrant

The condensed financial information of Registrant includes the balance sheet as at December 31, 2007 and the statement of operations and cash flows for the year ended December 31, 2007.

Balance Sheet-Parent Company Only
(In thousands of United States dollars)

December 31, 2007
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$54
Restricted cash	233

Total current assets	287

INVESTMENTS IN SUBSIDIARIES	47,622

TOTAL ASSETS	$47,909

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Other payable	$1,886
Accrued expenses	196
Convertible notes	1,841
Derivative conversion feature	1,100
Penalty payable	1,725

Total current liabilities	6,748

LONG-TERM LIABILITIES
Derivative warrants	4,480

STOCKHOLDERS’ EQUITY
Preferred stock, authorized 5,000,000 shares, par value $0.01, issued and outstanding None	-
Common stock, authorized 150,000,000 shares, par value $0.001, issued and outstanding 105,252,176 shares	105
Paid-in capital	61,703
Accumulated deficit	(25,127)

Total stockholders’ equity	36,681

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$47,909

PUDA COAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25. Condensed Financial Information of Registrant (continued)

Statement of Operations-Parent Company Only
(In thousands of United States dollars)

Year ended December 31, 2007

Revenue:	$-

Share of earnings from investment in subsidiaries	18,523

Total revenue	18,523

General and administrative expenses	(1,147)

Income from operations	17,376

Interest expense	(903)

Debt financing costs	(2,422)

Derivative unrealized fair value loss	(343)

Net income	$13,708

PUDA COAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25. Condensed Financial Information of Registrant (continued)

Statement of Cash Flows-Parent Company Only
(In thousands of United States dollars)

Year ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$13,708
Adjustments to reconcile net loss to net cash used in operating activities
Share of earnings from investment in subsidiaries	(18,523)
Amortization of debt issue costs	6
Amortization of discount on convertible notes and warrants	895
Derivative unrealized fair value loss	343
Discount on converted shares and exercised warrants	663
Stock compensation expense	46
Changes in operating assets and liabilities:
Advance to subsidiary	(771)
Increase in other payable	471
Decrease in accrued expenses	(91)
Increase in penalty payable	1,521

Net cash used in operating activities	(1,732)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment for the purchase of equity interest in Shanxi Coal	(1,799)

Net cash used in investing activities	(1,799)

CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of warrants	3,600

Net cash provided by financing activities	3,600

Net increase in cash and cash equivalents	69
Cash and cash equivalents at beginning of year	(15)

Cash and cash equivalents at end of year	$54

29,551,660 Shares of Common Stock

PUDA COAL, INC.

PROSPECTUS

                   , 2008

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various expenses expected to be incurred in connection with the sale and distribution of the securities being registered, all of which will be borne the Registrant (not including any underwriting discounts and commissions and expenses incurred by the Selling Security Holders for brokerage, accounting, tax, or legal services or any other expenses incurred by the Selling Security Holders in disposing of the shares). All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Securities and Exchange registration fee	$12,423
Legal fees and expenses	$370,000
Accounting fees and expenses	$130,000
Blue sky fees and expenses	$3,000
Transfer Agent and Registrar fees and expenses	$30,000
Miscellaneous	$33,577
Total:	$579,000

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Pursuant to Florida law, Puda has the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

As to indemnification for liabilities arising under the Securities Act for directors, officers or persons controlling Puda, we have been advised that in the opinion of the SEC such indemnification is against public policy and unenforceable.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Pursuant to Florida law, Puda has the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

As to indemnification for liabilities arising under the Securities Act for directors, officers or persons controlling Puda, we have been advised that in the opinion of the SEC such indemnification is against public policy and unenforceable.

Item 15.  RECENT SALES OF UNREGISTERED SECURITIES

2006 and 2007

We have disclosed the maximum amount of shares of common stock issuable upon the conversion of the notes and exercise of the warrants issued in our private placement in November, 2005 in our Form 8-K filed on November 23, 2005. Other than the shares issued upon such note conversion and exercise and shares issued as penalty shares as disclosed below, we did not sell any other unregistered securities in 2006 and 2007.

In December 2006, we issued and delivered 578,634 shares of common stock of Puda to the investors in the November 2005 private placement as penalty shares due on March 17, 2006 through November 12, 2006 for our failure to make the resale registration statement on Form SB-2 effective according to the time frame agreed upon with the investors in the subscription agreement. The investors acquired the Notes and Warrants in our private placement which closed in November 2005. The following are the breakdown of the penalty shares:

Shareholder	Number of Penalty Shares
Silver Rock I, Ltd.	11,573
Alpha Capital AG	16,202
Anasazi Partners III Offshore, Ltd.	9,258
Anasazi Partners III, LLC	13,887
Anima S.G.R.p.A. RUBRICA ANIMA EMERGING MARKETS	9,258
Anima S.G.R.p.A. RUBRICA ANIMA FONDO TRADING	25,460
Baker, Adrienne	1,157
Baker, Christopher	9,258
Banca Gesfid	18,516
Barish, Michae	4,629
Barletta, Joseph & Karen JTWROS	1,157
Baum, David	9,258
Beeman Insurance Agency Inc.	1,157
Brahmbhatt, Bimalkumar P.	1,157
Carter, Janet	1,157
Chelverton Dividend Income Fund Limited (now known as CIM Dividend Income Fund)	25,460
Chilcott, John	2,315
Cimarolo Partners, LLC	4,629
Conn, Michael	1,157
Crestview Capital	46,290
Datsopoulos, Milton	4,629
Dynamic Decisions Euro Growth Fund*	2,315
Dynamic Decisions Growth Premium Fund*	2,315
DiPietro, Robert	1,157
Double U Master Fund L.P.	4,629
Dowling, Victor & Jody JTWROS	6,944
Erigero, Greg	1,157

*	Dynamic Decisions Euro Growth Fund and Dynamic Decisions Growth Premium Fund transferred the 4,630 penalty shares to their affiliate, Dynamic Decisions Strategic Opportunities Fund.

F. Berdon Co. L.P.	5,786
Flynn, Jason	1,157
French, David	2,315
Fuller, James W.	1,157
Gerdz Investments Limited Partnership, RLLLP	1,157
Gibson Living Trust	1,157
Grose, D. Austin	2,315
H.L. Severance Inc., Pension Plan & Trust	2,315
H.L. Severance Inc., Profit Sharing Plan & Trust	3,472
Hodel, Ann	1,157
Hollman, Mark & Stacia (Tenants by Entirety)	1,157
Hollman, Scott	2,315
Jayhawk China Fund (Cayman) Ltd	15,044
Johnson, Bruce	3,472
Kahn, Sheldon & Liron, Sarah (Community Property)	9,258
Katz, Michael	2,315
Lapidus, Robert & Donna JTWROS	1,157
Lemak, John S.	4,629
Levy, David	1,157
Levy, Peter	2,315
Masters, Paul IRA	2,315
Micek II, John Revocable Trust Dated 03/27/03	3,472
Micek III, John	4,629
Micek, Maurice & Jennifer JTWROS	3,472
Micek, Maurice Custodian for Andrew Micek	1,157
Micek, Maurice Custodian for Benjamin Micek	1,157
Murphy, Brian	1,157
Nite Capital LP	6,944
Ossellos of Butte Profit Sharing Trust FBO Guy J. Ossello ttee	1,157
Parsley, Rod	1,157
Perinvest Dividend Equity Fund Limited	6,944
Wachovia FBO PerInvest Special Situations	4,629
Peterson, Jerry	2,315
Petrino, William	1,157
Philadelphia Health & Education Corporation	1,157
Professional Traders Fund, LLC	4,629
Purvis, Steve	2,315
Rock Associates c/o Stuart Schapiro	2,315

Samuels, Leonard & Kaplan-Samuels, Leah JTWROS	3,472
Sandor Capital Master Fund, L. P.	23,145
Severance, H. Leigh	5,786
Silicon Prairie Partners, L. P.	6,944
Simgest SpA	46,290
Southridge Partners, LP	24,302
Stowell, Kurt	1,157
Thompson, Jack	3,472
Ungar, Jonathan	4,629
Vicis Capital Master Fund	23,145
Vision Opportunity	11,573
Vision Opportunity Master Fund	16,202
Weissenberger, Erich	11,573
Whalehaven Capital Fund Limited	27,774
White Sand Investors	2,315
Wrolstad, Christopher	2,315
Zelinger, Steven & Gordon, Lisa (Community Property)	1,157
Whitehorse Capital	2,315
JP Carey	2,315
Granada	2,315
Maytiv	1,736
Alexander Westcott & Co	579
Sage Capital Investments	1,157

The shares issued upon the conversion of the notes and exercise of the warrants were offered and sold and the penalty shares were acquired and fully paid for in our November 2005 private placement only to accredited investors in the United States and to persons who are not “U.S. persons” as defined in Regulation S under the Securities Act. The notes and related warrants, or Units, offered in such private placement and the shares of common stock issued or issuable upon the conversion of the notes and exercise of the warrants, and the penalty shares were offered and sold in reliance on the exemptions from registration afforded under Rule 506 of Regulation D and Regulation S under the Securities Act. We did not engage in any public advertising or general solicitation in connection with the issuance of the securities.

2005

On July 15, 2005, in connection with the close of the transactions contemplated by the Exchange Agreement among Putai, Shanxi Coal, BVI, and the BVI Members, we issued 1,000,000 shares of our Series A Convertible Preferred Stock, par value $0.01 per share and convertible into 678,500,000 shares of our common stock, to the BVI Members in exchange for all of the outstanding capital stock and ownership interest of BVI. The shares of preferred stock automatically converted into shares of our common stock upon the effective date of our 1-for-10 reverse stock split on September 8, 2005 whereupon we issued to the BVI Members, consisting of Ming Zhao, Yao Zhao and Worldwide Gateway Co., Ltd., 53,100,000, 13,275,000 and 1,475,000 shares of our common stock, respectively. These shares of preferred stock and common stock were issued under an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

On November 18, 2005, we completed a sale of convertible debt securities in a transaction that was not registered under the Securities Act. The private placement was with an aggregate of 87 investors for 500 Units consisting of 8% unsecured notes due October 31, 2008 and Warrants to purchase shares of common stock of Puda for total proceeds of $12,500,000. Each Unit issued to the investors consisted of a note in the principal amount of $25,000, convertible into common stock at $0.50 per share, and a five-year warrant to purchase 50,000 shares of common stock, exercisable at $0.60 per share. On November 18, 2005, four of the Investors converted their notes for a total of 1,700,000 shares of common stock.

Keating Securities, LLC was the exclusive placement agent for the offer and sale of the Units. The offer and sale of the Units was conducted pursuant to a private placement memorandum dated September 30, 2005 for a maximum offering amount of $10,000,000, however the offering was oversubscribed and the memorandum was amended November 10, 2005 to, among other things, increase the maximum offering amount to $12,500,000. Investors were given a right to rescind their subscription and receive a refund of all amounts which they may have had deposited into an escrow account established in connection with the offer and sale of the Units up until November 15, 2005 at 5:00 p.m. Eastern Standard Time.

The Units were offered and sold only to accredited investors in the United States and to persons who are not “U.S. persons” as defined in Regulation S under the Securities Act. The Units, consisting of the notes and warrants were offered and sold in reliance on the exemptions from registration afforded under Rule 506 of Regulation D and Regulation S under the Securities Act. Puda did not engage in any public advertising or general solicitation in connection with the issuance of the Units. Puda provided the accredited investors with disclosure of all aspects of its business, including providing the accredited investors with its reports filed under the Exchange Act.

Investors were given “full ratchet” anti-dilution protection for issuances of Puda’s common stock under the notes and the warrants, with carve-outs for (i) issuance of shares of common stock in connection with the conversion of the Notes or exercise of the warrants, (ii) the issuance of shares of common stock for the payment of the penalties under the notes, or (iii) the issuance of common stock to employees or directors pursuant to an equity incentive plan approved by Puda’s stockholders. Investors were also given registration rights in connection with the resale of (i) the common stock into which the notes may be converted, and (ii) the common stock underlying the Warrants, on a registration statement to be filed with the Securities and Exchange Commission. Such registration statement was required to be filed within 30 days following the date of closing of the offer and sale of the Units, which occurred on November 18, 2005, and declared effective within 120 days from that date, or Puda will be subject to pay a penalty to Investors of an amount equal to 1% of the purchase price of each Unit held by Investors (up to a maximum of 24%), payable in shares of common stock for every 30 day period, or part thereof, after the relevant date. Puda is required to pay the costs associated with the registration statement.

In connection with the offer and sale of the Units and the Placement Agreement, as amended, the Placement Agent received a commission of $1,125,000, non-accountable expense amounting to $250,000 and certain other accountable expenses. The Placement Agent also received a five-year warrant to purchase 2,500,000 shares of common stock, exercisable for $0.60 per share with piggy-back registration rights pursuant to the Placement Agreement.

The Investors were given registration rights and this registration statement is being filed pursuant to the registration rights agreement.

Prior to the offer and sale of the Units, Puda had 73,915,000 shares of common stock issued and outstanding on a fully diluted basis. Following the close of the offer and sale of the Units, on a fully diluted basis, assuming the conversion of all of the outstanding Notes and the exercise of all of the outstanding warrants, Puda had 126,415,000 shares of common stock issued and outstanding.

The convertible notes which were converted and the warrants which were exercised in connection with each of the above issuances were offered and sold in our November 2005 private placement only to “accredited investors” in the United States as such term is defined in Regulation D of the Securities Act or to persons who are not “U.S. persons” as such term is defined in Regulation S of the Securities Act. The notes and related warrants offered in such private placement, as well as the shares of common stock issued upon the note conversions and warrant exercises as discussed above were offered and sold in reliance on the exemptions from registration afforded under Rule 506 of Regulation D with respect to accredited investor transactions and under Regulation S of the Securities Act with respect to non-U.S. persons. We did not engage in any public advertising or general solicitation in connection with the issuance of the Units.

Purchases of Equity Securities by Issuer

We did not purchase any of our equity securities.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following exhibits are filed herewith or incorporated by reference into this Form S-1:

Exhibit No.	Exhibits

3.1	Articles of Incorporation (incorporated by reference to Exhibit 3.1 to Current Report of the Company on Form 8-K filed September 21, 2005)

3.2	Bylaws of Puda Coal, Inc., as amended on June 29, 2007 (incorporated by reference to Exhibit 3.1 to Current Report of the Company on Form 8-K filed July 6, 2007).

3.3	Audit Committee Charter (incorporated by reference to Exhibit 3.1 to Current Report of the Company on Form 8-K filed September 4, 2007).

3.4	Compensation Committee Charter (incorporated by reference to Exhibit 3.1 to Current Report of the Company on Form 8-K filed October 29, 2007).

3.5	Nominating Committee Charter (incorporated by reference to Exhibit 3.2 to Current Report of the Company on Form 8-K filed October 29, 2007

4.1	Voting Agreement dated June 29, 2005 by and among Keating Reverse Merger Fund, LLC, Ming Zhao and Other Shareholders (incorporated by reference to Exhibit 4.1 to Form SB-2/A filed March 10, 2006)

5.1*	Legality Opinion by Broad and Cassel

10.1
Stock Purchase Agreement dated April 23, 2004,  among the Keating Reverse Merger Fund, LLC, Purezza Group, Inc. and International Equities Group, Inc., (incorporated by reference to Exhibit 10.1 of Current Report of the Company on Form 8-K filed May 14, 2005)

10.2
Exchange Agreement by and among Purezza Group, Inc., Taiyuan Putai Business Consulting Co., Ltd. (now known as Shanxi Putai Resources Limited), Shanxi Puda Resources Co., Ltd., Puda Investment Holding Limited, and each member of Puda BVI dated June 20, 2005 (incorporated by reference to Exhibit 2.1 to Current Report of the Company on Form 8-K filed June 24, 2005)

10.3	Technology License Agreement dated June 24, 2005 between Puda and Putai (incorporated by reference to Exhibit 10.1 to Current Report of the Company on Form 8-K filed July 18, 2005)

10.4	Operating Agreement dated June 24, 2005 between Puda, Putai, Ming Zhao and Yao Zhao (incorporated by reference to Exhibit 10.2 to Current Report of the Company on Form 8-K filed July 18, 2005)

10.5	Exclusive Consulting Agreement dated June 24, 2005 between Puda and Putai (incorporated by reference to Exhibit 10.3 to Current Report of the Company on Form 8-K filed July 18, 2005)

10.6	Exclusive Option Agreement dated June 24, 2005 between Puda, Putai, Ming Zhao and Yao Zhao (incorporated by reference to Exhibit 10.4 to Current Report of the Company on Form 8-K filed July 18, 2005)

10.7	Authorization dated June 24, 2005 between Puda, Putai and Ming Zhao (incorporated by reference to Exhibit 10.5 to Current Report of the Company on Form 8-K filed July 18, 2005)

10.8	Authorization dated June 24, 2005 between Puda, Putai and Yao Zhao (incorporated by reference to Exhibit 10.6 to Current Report of the Company on Form 8-K filed July 18, 2005)

10.9
Financial Advisory Agreement dated June 29, 2005, between Purezza and Keating Securities, LLC. (incorporated by reference to Exhibit 10.7 to Current Report of the Company on Form 8-K filed July 18, 2005)

10.10
Form of Subscription Agreement dated November 18, 2005 entered into by Puda Coal, Inc. and the Investors (incorporated by reference to Exhibit 99.1 to Current Report of the Company on Form 8-K filed November 23, 2005)

10.11	Form of Unsecured Convertible Note dated November 18, 2005 (incorporated by reference to Exhibit 99.2 to Current Report of the Company on Form 8-K filed November 23, 2005)

10.12	Form of Warrant dated November 18, 2005 (incorporated by reference to Exhibit 99.3 to Current Report of the Company on Form 8-K filed November 23, 2005)

10.13
Zhang Yang Plant Conveyance Agreement dated November 17, 2005 between Shanxi Puda Coal Group Co., Ltd. and Shanxi Puda Resources Group Limited (incorporated by reference to Exhibit 99.5 to Current Report of the Company on Form 8-K filed November 23, 2005)

10.14
Coking Coal Supply Agreement dated November 17, 2005 between Shanxi Puda Coal Group Co., Ltd. and Jucai Coal Industry Co. (incorporated by reference to Exhibit 99.4 to Current Report of the Company on Form 8-K filed November 23, 2005)

10.15
Liu Lin Plant Conveyance Agreement dated November 17, 2005 between Shanxi Puda Coal Group Co., Ltd. and Shanxi Puda Resources Group Limited  (incorporated by reference to Exhibit 99.6 to Current Report of the Company on Form 8-K filed November 23, 2005)

10.16	Clean Coal Supply Contract between Shanxi Coal and Taiyuan Steel & Iron (Group) Raw Material Trade Co., Ltd. (incorporated by reference to Exhibit 10.16 to Form SB-2/A filed March 10, 2006)

10.17	Clean Coal Supply Contract between Shanxi Coal and Handan Steel & Iron Joint-Stock Co., Ltd. (incorporated by reference to Exhibit 10.17 to Form SB-2/A filed March 10, 2006)

10.18	Clean Coal Supply Contract between Shanxi Coal and Tangshan Steel & Iron Group Co., Ltd. (incorporated by reference to Exhibit 10.18 to Form SB-2/A filed March 10, 2006)

10.19	Clean Coal Supply Contract between Shanxi Coal and Capital Steel & Iron Group Mineral Co. (incorporated by reference to Exhibit 10.19 to Form SB-2/A filed March 10, 2006)

10.20	Clean Coal Supply Letter of Intent between Shanxi Coal and Shanxi Coal Import & Export Group Luliang Branch (incorporated by reference to Exhibit 10.20 to Form SB-2/A filed March 10, 2006)

10.21	Clean Coal Supply Letter of Intent between Shanxi Coal and Sinochem Corporation (incorporated by reference to Exhibit 10.21 to Form SB-2/A filed March 10, 2006)

10.22	Clean Coal Supply Contract between Shanxi Coal and Shanxi Changzhi Steel Group Raw Material Co. Ltd. (incorporated by reference to Exhibit 10.22 to Form SB-2/A filed March 10, 2006)

10.23	Clean Coal Supply Contract between Shanxi Coal and Baotou Steel Group Resources Supplying Company (incorporated by reference to Exhibit 10.23 to Form SB-2/A filed March 10, 2006)

10.24	Clean Coal Supply Contract between Shanxi Coal and Shandong Haihua Group (incorporated by reference to Exhibit 10.24 to Form SB-2/A filed March 10, 2006)

10.25
Note & Indebtedness Subordination Agreement dated November 17, 2005 among Puda Coal, Inc., Shanxi Puda Coal Group Co., Ltd., Shanxi Puda Resources Group Limited, and Taiyuan Putai Business Consulting Co., Ltd. (now known as Shanxi Putai Resources Limited) (incorporated by reference to Exhibit 99.7 to Current Report of the Company on Form 8-K filed November 23, 2005)

10.26	Agreement between Shanxi Puda Resources Group, Ltd. and Shanxi Puda Resources Co., Ltd. dated April 25, 2005 (incorporated by reference to Exhibit 10.26 to Form SB-2/A filed March 10, 2006)

10.27	Summary of Clean Coal Supply Arrangement – Liulin Coal Cleaning Plant (incorporated by reference to Exhibit 10.27 to Form SB-2 filed May 31, 2006)

10.28
Asset Exchange Agreement, dated June 6, 2007, between Shanxi Coal and Lingshi Coal & Chemical (incorporated by reference to Exhibit 10.1 to Current Report of the Company on Form 8-K filed June 12, 2007).

10.29	Director’s Contract, dated June 29, 2007, between the Company and Jianfei Ni (incorporated by reference to Exhibit 10.1 to Current Report of the Company on Form 8-K filed July 6, 2007).

10.30	Director’s Contract, dated August 3, 2007, between the Company and Lawrence S. Wizel (incorporated by reference to Exhibit 10.1 to Current Report of the Company on Form 8-K filed August 9, 2007).

10.31
Agreement, dated September 6, 2007, between Shanxi Coal and Xin Kai Yuan Hotel and Restaurant Co. Limited (incorporated by reference to Exhibit 10.1 to Current Report of the Company on Form 8-K filed September 12, 2007).

10.32	Share Transfer Agreement, between Putai and Ming Zhao, dated September 13, 2007 (incorporated by reference to Exhibit 10.1 to Current Report of the Company on Form 8-K filed September 19, 2007).

10.33	Share Transfer Agreement, between Putai and Yao Zhao, dated September 13, 2007 (incorporated by reference to Exhibit 10.2 to Current Report of the Company on Form 8-K filed September 19, 2007).

10.34	Agreement, among Putai, Shanxi Coal, Ming Zhao and Yao Zhao, dated September 13, 2007 (incorporated by reference to Exhibit 10.3 to Current Report of the Company on Form 8-K filed September 19, 2007).

10.35	Director’s Contract, dated October 9, 2007, between the Company and C. Mark Tang (incorporated by reference to Exhibit 10.1 to Current Report of the Company on Form 8-K filed October 9, 2007).

16.1
Letter from Durland & Company, CPA’s, P.A. dated  July 19, 2005 regarding change in certifying accountant (incorporated by reference to Exhibit 16.1 to Current Report of the Company on Form 8-K filed July 22, 2005)

23.1*	Consent of Moore Stephens

23.2*	Consent of Broad and Cassel (incorporated by reference to Exhibit 5.1 to this registration statement on Form S-1)

*	filed herewith

ITEM 17. UNDERTAKINGS

(a)    The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    For the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser

(5)   For purposes of determining any liability under the Securities Act, if the registrant is subject to Rule 430C under the Securities Act, each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B under the Securities Act or other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Post-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Taiyuan, Shanxi Province, The People’s Republic of China on May 8, 2008.

PUDA COAL, INC.

By:	/s/ Ming Zhao
Ming Zhao
Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ming Zhao	Chief Executive Officer, President and	May 8, 2008
Ming Zhao	Chairman of the Board (Principal Executive Officer)

/s/ Xia Jin	Chief Financial Officer	May 8, 2008
Xia Jin	(Principal Financial and Accounting Officer)

/s/ Lawrence S. Wizel	Director	May 8, 2008
Lawrence S. Wizel

/s/ C. Mark Tang	Director	May 8, 2008
C. Mark Tang

/s/ Jianfei Ni	Director	May 8, 2008
Jianfei Ni

EXHIBIT INDEX

Exhibit No.	Exhibits

3.1	Articles of Incorporation (incorporated by reference to Exhibit 3.1 to Current Report of the Company on Form 8-K filed September 21, 2005)

3.2	Bylaws of Puda Coal, Inc., as amended on June 29, 2007 (incorporated by reference to Exhibit 3.1 to Current Report of the Company on Form 8-K filed July 6, 2007).

3.3	Audit Committee Charter (incorporated by reference to Exhibit 3.1 to Current Report of the Company on Form 8-K filed September 4, 2007).

3.4	Compensation Committee Charter (incorporated by reference to Exhibit 3.1 to Current Report of the Company on Form 8-K filed October 29, 2007).

3.5	Nominating Committee Charter (incorporated by reference to Exhibit 3.2 to Current Report of the Company on Form 8-K filed October 29, 2007

4.1	Voting Agreement dated June 29, 2005 by and among Keating Reverse Merger Fund, LLC, Ming Zhao and Other Shareholders (incorporated by reference to Exhibit 4.1 to Form SB-2/A filed March 10, 2006)

5.1*	Legality Opinion by Broad and Cassel

10.1
Stock Purchase Agreement dated April 23, 2004,  among the Keating Reverse Merger Fund, LLC, Purezza Group, Inc. and International Equities Group, Inc., (incorporated by reference to Exhibit 10.1 of Current Report of the Company on Form 8-K filed May 14, 2005)

10.2
Exchange Agreement by and among Purezza Group, Inc., Taiyuan Putai Business Consulting Co., Ltd. (now known as Shanxi Putai Resources Limited), Shanxi Puda Resources Co., Ltd., Puda Investment Holding Limited, and each member of Puda BVI dated June 20, 2005 (incorporated by reference to Exhibit 2.1 to Current Report of the Company on Form 8-K filed June 24, 2005)

10.3	Technology License Agreement dated June 24, 2005 between Puda and Putai (incorporated by reference to Exhibit 10.1 to Current Report of the Company on Form 8-K filed July 18, 2005)

10.4	Operating Agreement dated June 24, 2005 between Puda, Putai, Ming Zhao and Yao Zhao (incorporated by reference to Exhibit 10.2 to Current Report of the Company on Form 8-K filed July 18, 2005)

10.5	Exclusive Consulting Agreement dated June 24, 2005 between Puda and Putai (incorporated by reference to Exhibit 10.3 to Current Report of the Company on Form 8-K filed July 18, 2005)

10.6	Exclusive Option Agreement dated June 24, 2005 between Puda, Putai, Ming Zhao and Yao Zhao (incorporated by reference to Exhibit 10.4 to Current Report of the Company on Form 8-K filed July 18, 2005)

10.7	Authorization dated June 24, 2005 between Puda, Putai and Ming Zhao (incorporated by reference to Exhibit 10.5 to Current Report of the Company on Form 8-K filed July 18, 2005)

10.8	Authorization dated June 24, 2005 between Puda, Putai and Yao Zhao (incorporated by reference to Exhibit 10.6 to Current Report of the Company on Form 8-K filed July 18, 2005)

10.9
Financial Advisory Agreement dated June 29, 2005, between Purezza and Keating Securities, LLC. (incorporated by reference to Exhibit 10.7 to Current Report of the Company on Form 8-K filed July 18, 2005)

10.10
Form of Subscription Agreement dated November 18, 2005 entered into by Puda Coal, Inc. and the Investors (incorporated by reference to Exhibit 99.1 to Current Report of the Company on Form 8-K filed November 23, 2005)

10.11	Form of Unsecured Convertible Note dated November 18, 2005 (incorporated by reference to Exhibit 99.2 to Current Report of the Company on Form 8-K filed November 23, 2005)

10.12	Form of Warrant dated November 18, 2005 (incorporated by reference to Exhibit 99.3 to Current Report of the Company on Form 8-K filed November 23, 2005)

10.13
Zhang Yang Plant Conveyance Agreement dated November 17, 2005 between Shanxi Puda Coal Group Co., Ltd. and Shanxi Puda Resources Group Limited (incorporated by reference to Exhibit 99.5 to Current Report of the Company on Form 8-K filed November 23, 2005)

10.14
Coking Coal Supply Agreement dated November 17, 2005 between Shanxi Puda Coal Group Co., Ltd. and Jucai Coal Industry Co. (incorporated by reference to Exhibit 99.4 to Current Report of the Company on Form 8-K filed November 23, 2005)

10.15
Liu Lin Plant Conveyance Agreement dated November 17, 2005 between Shanxi Puda Coal Group Co., Ltd. and Shanxi Puda Resources Group Limited  (incorporated by reference to Exhibit 99.6 to Current Report of the Company on Form 8-K filed November 23, 2005)

10.16	Clean Coal Supply Contract between Shanxi Coal and Taiyuan Steel & Iron (Group) Raw Material Trade Co., Ltd. (incorporated by reference to Exhibit 10.16 to Form SB-2/A filed March 10, 2006)

10.17	Clean Coal Supply Contract between Shanxi Coal and Handan Steel & Iron Joint-Stock Co., Ltd. (incorporated by reference to Exhibit 10.17 to Form SB-2/A filed March 10, 2006)

10.18	Clean Coal Supply Contract between Shanxi Coal and Tangshan Steel & Iron Group Co., Ltd. (incorporated by reference to Exhibit 10.18 to Form SB-2/A filed March 10, 2006)

10.19	Clean Coal Supply Contract between Shanxi Coal and Capital Steel & Iron Group Mineral Co. (incorporated by reference to Exhibit 10.19 to Form SB-2/A filed March 10, 2006)

10.20	Clean Coal Supply Letter of Intent between Shanxi Coal and Shanxi Coal Import & Export Group Luliang Branch (incorporated by reference to Exhibit 10.20 to Form SB-2/A filed March 10, 2006)

10.21	Clean Coal Supply Letter of Intent between Shanxi Coal and Sinochem Corporation (incorporated by reference to Exhibit 10.21 to Form SB-2/A filed March 10, 2006)

10.22	Clean Coal Supply Contract between Shanxi Coal and Shanxi Changzhi Steel Group Raw Material Co. Ltd. (incorporated by reference to Exhibit 10.22 to Form SB-2/A filed March 10, 2006)

10.23	Clean Coal Supply Contract between Shanxi Coal and Baotou Steel Group Resources Supplying Company (incorporated by reference to Exhibit 10.23 to Form SB-2/A filed March 10, 2006)

10.24	Clean Coal Supply Contract between Shanxi Coal and Shandong Haihua Group (incorporated by reference to Exhibit 10.24 to Form SB-2/A filed March 10, 2006)

10.25
Note & Indebtedness Subordination Agreement dated November 17, 2005 among Puda Coal, Inc., Shanxi Puda Coal Group Co., Ltd., Shanxi Puda Resources Group Limited, and Taiyuan Putai Business Consulting Co., Ltd. (now known as Shanxi Putai Resources Limited) (incorporated by reference to Exhibit 99.7 to Current Report of the Company on Form 8-K filed November 23, 2005)

10.26	Agreement between Shanxi Puda Resources Group, Ltd. and Shanxi Puda Resources Co., Ltd. dated April 25, 2005 (incorporated by reference to Exhibit 10.26 to Form SB-2/A filed March 10, 2006)

10.27	Summary of Clean Coal Supply Arrangement – Liulin Coal Cleaning Plant (incorporated by reference to Exhibit 10.27 to Form SB-2 filed May 31, 2006)

10.28
Asset Exchange Agreement, dated June 6, 2007, between Shanxi Coal and Lingshi Coal & Chemical (incorporated by reference to Exhibit 10.1 to Current Report of the Company on Form 8-K filed June 12, 2007).

10.29	Director’s Contract, dated June 29, 2007, between the Company and Jianfei Ni (incorporated by reference to Exhibit 10.1 to Current Report of the Company on Form 8-K filed July 6, 2007).

10.30	Director’s Contract, dated August 3, 2007, between the Company and Lawrence S. Wizel (incorporated by reference to Exhibit 10.1 to Current Report of the Company on Form 8-K filed August 9, 2007).

10.31
Agreement, dated September 6, 2007, between Shanxi Coal and Xin Kai Yuan Hotel and Restaurant Co. Limited (incorporated by reference to Exhibit 10.1 to Current Report of the Company on Form 8-K filed September 12, 2007).

10.32	Share Transfer Agreement, between Putai and Ming Zhao, dated September 13, 2007 (incorporated by reference to Exhibit 10.1 to Current Report of the Company on Form 8-K filed September 19, 2007).

10.33	Share Transfer Agreement, between Putai and Yao Zhao, dated September 13, 2007 (incorporated by reference to Exhibit 10.2 to Current Report of the Company on Form 8-K filed September 19, 2007).

10.34	Agreement, among Putai, Shanxi Coal, Ming Zhao and Yao Zhao, dated September 13, 2007 (incorporated by reference to Exhibit 10.3 to Current Report of the Company on Form 8-K filed September 19, 2007).

10.35	Director’s Contract, dated October 9, 2007, between the Company and C. Mark Tang (incorporated by reference to Exhibit 10.1 to Current Report of the Company on Form 8-K filed October 9, 2007).

16.1
Letter from Durland & Company, CPA’s, P.A. dated  July 19, 2005 regarding change in certifying accountant (incorporated by reference to Exhibit 16.1 to Current Report of the Company on Form 8-K filed July 22, 2005)

23.1*	Consent of Moore Stephens

23.2*	Consent of Broad and Cassel (incorporated by reference to Exhibit 5.1 to this registration statement on Form S-1)

*	filed herewith